Exhibit 99.1

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China) Stock code: 00338 Hong Kong 600688 Shanghai 2022 ANNUAL REPORT

Contents
Important Message	2
Definitions	4
Company Profile	5
Main Financial Indicators	6
Principal Products	10
Change in Share Capital of Ordinary Shares and Shareholders	13
Report of the Directors	22
Directors, Supervisors, Senior Management and Employees	96
Corporate Governance	115
Internal Control	125
Corporate Governance Report (under the Hong Kong Listing Rules)	129

Independent Auditor’s Report	157
(A) Financial statements prepared under International Financial Reporting Standards	163
Consolidated Income Statements	163
Consolidated Statement of Comprehensive Income	165
Consolidated Balance Sheet	166
Consolidated Statement of Changes in Equity	169
Consolidated Statement of Cash Flows	171
Notes to the Financial Statements	173

Report of the PRC Auditor	297
(B) Financial statements prepared under China Accounting Standards for Business Enterprises	303
Consolidated and Company Balance Sheets	303
Consolidated and Company Income Statements	305
Consolidated and Company Cash Flow Statements	307
Consolidated Statement of Changes in Shareholders’ Equity	309
Statement of Changes in Shareholders’ Equity	311
Notes to the Financial Statements	313

(C) Supplementary Information to the Financial Statements	471

Written Confirmation Issued by Directors, Supervisors and Senior Management	473
Corporate Information	474
Documents for Inspection	476

IMPORTANT MESSAGE

I.

The Board of Directors and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2022 annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2022 annual report of the Company, and accept legal responsibility.

II.	Director(s) who has/have not attended in person the Board meeting for approving the 2022 Annual Report is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy
Peng Kun	Non-executive Director	Business Engagement	Wan Tao

III.

The financial statements for the year ended 31 December 2022 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by KPMG Huazhen LLP and KPMG, respectively, and both firms have issued unqualified opinions on the financial statements in their auditors’ reports.

IV.

Mr. Wan Tao, Chairman and the responsible person of the Company; Mr. Du Jun, Director, Vice President and Chief Financial Officer in charge of the accounting work; and Ms. Yang Yating, person in charge of the Accounting Department (Accounting Chief) and General Manager of Finance Department hereby warrant the truthfulness, accuracy and completeness of the financial statements contained in the 2022 annual report.

V.	Plan for Profit Appropriation or Capital Reserve Capitalisation reviewed by the Board

In 2022, the net loss attributable to equity shareholders of the parent company amounted to RMB2,872,072 thousand under CAS (net loss of RMB2,846,156 thousand attributable to shareholders of the Company under IFRS). The Board did not recommend the distribution of profit for the year nor Capital Reserve Capitalisation.

VI.	Declaration of Risks Involved in the Forward-looking Statements

Forward-looking statements such as future plans and development strategies contained in this report do not constitute any substantive commitments of the Company to investors. The Company has alerted investors on the relevant investment risks.

VII.	There was no appropriation of funds by the controlling shareholder of the Company and its connected parties for non-operation purposes.

VIII.	The Company did not provide any external guarantees in violation of the required decision-making procedures.

IX.	Material Risk Warning

Potential risks are elaborated in this report. Please refer to Section II “Management Discussion and Analysis” under “Report of the Directors” for details of the potential risks arising from the future development of the Company.

X.	The Annual Report is published in both Chinese and English. In the event of any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

Annual Report 2022	3

Definitions

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “the Company” or “SPC”	Sinopec Shanghai Petrochemical Company Limited

“Board”	the board of directors of the Company

“Director(s)”	the director(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

“Supervisor(s)”	the supervisor(s) of the Company

“PRC” or “China” or “State”	the People’s Republic of China

“Reporting Period”	the year ended 31 December 2022

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Group”	the Company and its subsidiaries

“Sinopec Group”	China Petrochemical Corporation

“Sinopec Corp.”	China Petroleum & Chemical Corporation

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock

“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules

“Securities Law”	the PRC Securities Law

“Company Law”	the PRC Company Law

“CSRC”	China Securities Regulatory Commission

“Articles of Association”	the articles of association of the Company

“Hong Kong Stock Exchange website”	www.hkexnews.hk

“Shanghai Stock Exchange website”	www.sse.com.cn

“website of the Company”	www.spc.com.cn

“HSE”	Health, Safety and Environment

“LDAR”	Leak Detection and Repair

“COD”	Chemical Oxygen Demand

“VOCs”	Volatile Organic Compounds

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules

“Share Option Incentive Scheme”	the A Share Option Incentive Scheme of the Company

4	Sinopec Shanghai Petrochemical Company Limited

As one of the major integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres. It also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibers. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s high-quality development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In July 1993, the Company became the first company incorporated under the laws of the PRC to make a global equity offering, and its shares were listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange.

Since the listing of its shares, the Company has strived to continuously improve and enhance its operation and management efficiency with an aim to become a domestic leading and world-class energy, chemical and new materials company.

Annual Report 2022	5

Main Financial Indicators

(I)	Financial information prepared under IFRS (for the past five years)

Unit: RMB million

Year ended 31 December	2022	2021	2020	2019	2018
Net sales	72,654.6	75,888.8	61,560.9	88,055.7	95,613.5
(Loss)/profit before taxation	(3,573.7)	2,721.1	590.8	2,656.1	6,808.1
(Loss)/profit after taxation	(2,842.3)	2,076.6	656.4	2,227.2	5,336.2
(Loss)/profit attributable to equity shareholders of the Company	(2,846.2)	2,073.4	645.1	2,215.7	5,336.3
Basic (losses)/earnings per share (RMB/share)	(0.263)	0.192	0.060	0.205	0.493
Diluted (losses)/earnings per share (RMB/share)	(0.263)	0.192	0.060	0.205	0.493
As at 31 December
Total equity attributable to equity shareholders of the Company	26,227.7	30,242.1	29,198.0	29,863.3	30,346.1
Total assets	41,136.7	46,920.6	44,619.1	45,494.1	44,385.9
Total liabilities	14,781.4	16,543.2	15,284.2	15,500.2	13,923.5

*	After the implementation of share capital increase from the capital reserve in December 2013, total shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

After the first exercise of the Company’s Share Option Incentive Scheme in August 2017, the total number of issued shares of the Company increased by 14,176,600 shares.

After the second exercise of the Company’s Share Option Incentive Scheme in January 2018, the total number of issued shares of the Company increased by 9,636,900 shares.

6	Sinopec Shanghai Petrochemical Company Limited

Main Financial Indicators (continued)

(II)	Main accounting data and financial indicators in the past three years (Prepared under CAS)

Unit: RMB’000

Major accounting data	2022	2021	Increase/decrease compared to the previous year (%)	2020
Revenue	82,518,315	89,280,415	-7.57	74,705,183
Total (loss)/profit	(3,599,570)	2,648,161	-235.93	573,816
Net (loss)/profit attributable to equity shareholders of the Company	(2,872,072)	2,000,506	-243.57	628,110
Net (loss)/profit attributable to equity shareholders of the Company excluding non-recurring items	(2,790,773)	1,908,105	-246.26	493,350
Net cash flow from operating activities	(7,337,499)	4,060,026	N/A	1,751,217

	End of 2022	End of 2021	Increase/decrease compared to the previous year (%)	End of 2020
Net assets attributable to equity shareholders of the Company	26,243,705	30,260,172	-13.27	29,218,033
Total assets	41,242,740	47,038,622	-12.32	44,749,173

Annual Report 2022	7

Main Financial Indicators (continued)

Major financial indicators	2022	2021	Increase/decrease compared to the previous year (%)	2020
Basic (losses)/earnings per share (RMB/Share)	(0.265)	0.185	N/A	0.059
Diluted (losses)/earnings per share (RMB/Share)	(0.265)	0.185	N/A	0.059
Basic (losses)/earnings per share excluding non-recurring items (RMB/Share)	(0.258)	0.176	N/A	0.047
(Loss)/return on net assets (weighted average) (%)*	(10.163)	6.727	Decreased by 16.89 percentage points	2.127
(Loss)/return on net assets excluding non-recurring items (weighted average) (%)*	(9.875)	6.416	Decreased by 16.29 percentage points	1.709
Net cash flow per share (used in)/generated from operating activities (RMB/Share)	(0.678)	0.375	N/A	0.162

	End of 2022	End of 2021	Increase/decrease compared to the previous year (%)	End of 2020
Net assets per share attributable to equity shareholders of the Company (RMB/Share)*	2.426	2.796	-13.23	2.699
Gearing ratio (%)	36.058	35.382	Increased by 0.68 percentage points	34.401

*	The above-mentioned net assets do not include non-controlling shareholders’ interests.

(Ill)	Differences between financial statements prepared under CAS and IFRS

Unit: RMB’000

	Net (loss)/profit		Net asset
	The Reporting Period	Corresponding period of the previous year	End of the Reporting Period	Opening of the Reporting Period
Prepared under CAS	(2,868,216)	2,003,681	26,371,386	30,395,431
Prepared under IFRS	(2,842,300)	2,076,606	26,355,363	30,377,398

For detailed differences between the financial statements prepared under CAS and IFRS, please refer to supplements to the financial statements prepared under CAS.

8	Sinopec Shanghai Petrochemical Company Limited

Main Financial Indicators (continued)

(IV)	Major quarterly financial data in 2022 (Prepared under CAS)

Unit: RMB’000

	First Quarter (January to March)	Second Quarter (April to June)	Third Quarter (July to September)	Fourth Quarter (October to December)
Operating income	26,006,070	19,894,285	11,878,206	24,739,754
Net profit/(loss) attributable to equity shareholders of the Company	213,510	(649,519)	(1,566,776)	(869,287)
Net profit/(loss) attributable to equity shareholders of the Company excluding non-recurring items	241,668	(644,222)	(1,529,113)	(859,106)
Net cash flow (used in)/generated from operating activities	(1,785,568)	(4,619,554)	1,670,792	(2,603,169)

(V)	Non-recurring items (Prepared under CAS)

Unit: RMB’000

Non-recurring items	2022	2021	2020
(Losses)/gains on disposal of non-current assets	(26,767)	48,671	72,296
Government grants recognised through profit or loss (excluding government grants pursuant to the State’s unified standard sum and quota closely related to the corporate business)	43,055	45,944	71,296
Employee reduction expenses	(33,739)	(12,232)	(20,060)
(Losses)/gains from changes in fair value of financial assets and liabilities	(8,987)	8,987	(17,871)
Income from structured deposits	11,124	97,921	132,690
(Losses)/gains on disposal of derivative financial instruments	(18,864)	9,859	(912)
Discount loss of receivables	(3,148)	(4,685)	(9,513)
Gains from entrusted loans	2,704	—	—
Other non-operating income and expenses other than those mentioned above	(60,087)	(57,733)	(42,968)
Income tax effect amount	12,692	(44,887)	(51,339)
Effect on non-controlling interests (after tax)	718	556	1,141
Total	(81,299)	92,401	134,760

Annual Report 2022	9

Principal Products

The Group produces more than 60 different products, including various specifications of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products.

The Company is a highly vertically integrated petrochemical company. Most of the petroleum products and intermediate petrochemical products produced by the Company are used in the production of the Company’s downstream products.

The following table sets forth the net sales of the Group’s major products in 2022 as a percentage of total net sales and their typical uses.

10	Sinopec Shanghai Petrochemical Company Limited

Principal Products (continued)

Major products sold by the Group	% of 2022 net sales	Typical use
Manufactured products Synthetic Fibres
Polyester staple	—	Textiles and apparel
Acrylic staple	0.45	Cotton type fabrics, wool type fabrics
Others	0.12

Subtotal:	0.57

Resins and Plastics
Polyester chips	0.95	Polyester fibres, films and containers
PE pellets	4.58	Films, ground sheeting, wire and cable compound and other injection moulding products such as housewares and toys
PP pellets	4.16	Films or sheets, injection moulding products such as housewares, toys and household electrical appliances and automobile parts
PVA	—	PVA fibres, building coating materials and textile starch
Others	0.39

Subtotal:	10.08

Annual Report 2022	11

Principal Products (continued)

Major products sold by the Group	% of 2022 net sales	Typical use
Intermediate Petrochemical Products
Ethylene	—	Feedstock for PE, EG, PVC and other intermediate petrochemical products which can be further processed into resins and plastics and synthetic fibre
Ethylene Oxide	1.73	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant
Benzene	2.82	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fibre
PX	5.97	Intermediate petrochemical, polyester
Butadiene	0.76	Synthetic rubber and plastics
Ethylene Glycol	0.35	Fine chemicals
Others	2.87

Subtotal:	14.50
Petroleum Products
Gasoline	23.50	Transportation fuels
Diesel	20.05	Transportation and agricultural machinery fuels
Jet fuel	5.90	Transportation fuels
Others	7.59

Subtotal:	57.04
Trading of petrochemical products	16.53	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)

Others	1.28

TOTAL:	100

12	Sinopec Shanghai Petrochemical Company Limited

Change in Share Capital of Ordinary Shares and Shareholders

(I)	Changes in share capital of ordinary shares during the Reporting Period

Save as disclosed below, the Company had no changes in share capital of ordinary shares during the Reporting Period.

(II)	Issue of shares

1.	Issue of shares during the Reporting Period

Please refer to Chapter VII for details of the Group’s issuance of non-financial enterprise debt financing instruments during the Reporting Period. Apart from that, the Company issued no shares during the Reporting Period.

2.	Changes in the Company’s total number of ordinary shares, shareholding structure and the Company’s assets and liabilities

The Company had no changes in the Company’s total number of ordinary shares, shareholding structure and the Company’s assets and liabilities resulted in reasons such as stock dividend and dividends distribution during the Reporting Period.

On 17 February 2023, the Company canceled 24,528,000 H shares repurchased from the Hong Kong Stock Exchange during the Reporting Period. With this cancellation, the total number of shares issued by the Company has been reduced to 10,799,285,500, including 7,328,813,500 A shares and 3,470,472,000 H shares.

3.	Employees shares

The Company had no employees’ shares as at the end of the Reporting Period.

(III)	Shareholders and de facto controller

1.	Total number of shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	99,231
Number of shareholders of ordinary shares as at the end of the month immediately preceding the publication date of the annual report	96,469

Annual Report 2022	13

Change in Share Capital of Ordinary Shares and Shareholders (continued)

2.	Shareholding of the top ten shareholders as at the end of the Reporting Period

Shareholding of the top ten shareholders
Full name of shareholder	Class of shares	Increase/decrease of shareholding during the Reporting Period (Shares)	Number of shares held at the end of the Reporting Period (Shares)	Percentage of shareholding (%)	Number of shares held with selling restrictions (Shares)	Pledged/Marked/Frozen		Nature of shareholder
						Status of shares	Number of Shares
China Petroleum & Chemical Corporation	A Shares	0	5,459,455,000	50.44%	0	None	0	State- owned legal person
HKSCC (Nominees) Limited	H Shares	-1,324,000	3,452,515,030	31.90%	0	Unknown	—	Overseas legal person
HKSCC Limited	A Shares	-18,603,920	96,545,788	0.89%	0	None	0	Overseas legal person
Wang Lei	A Shares	-21,535,500	46,120,300	0.43%	0	None	0	Domestic natural person
GF Fund - Agricultural Bank of China - GF CSI Fianancial Asset Management Plan	A Shares	-19,179,415	45,222,300	0.42%	0	None	0	Others
Dacheng Fund - Agricultural Bank of China - Dacheng CSI Financial Asset Management Plan	A Shares	-1,690,831	43,531,469	0.40%	0	None	0	Others
Southern Fund-Agricultural Bank of China - Southern CSI Financial Asset Management Plan	A Shares	0	43,083,700	0.40%	0	None	0	Others
Yinua Fund-Agricultural Bank of China - Yrihua CSI Financial Asset Management Plan	A Shares	-31,984	43,051,716	0.40%	0	None	0	Others
E Fund Fund - Agricultural Bank of China - E Fund CSI Financial Asset Management Plan	A Shares	-45,050	43,038,700	0.40%	0	None	0	Others
Bosera Fund -Agricultural Bank of China - Bosera CSI Financial Asset Management Plan	A Shares	-855,769	42,675,700	0.39%	0	None	0	Others

Note on connected relations or acting in concert of the above shareholders

Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

14	Sinopec Shanghai Petrochemical Company Limited

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(IV)	Details of the controlling shareholder and the de facto controller

1.	Details of the controlling shareholder

(1)	Legal person

Name	China Petroleum & Chemical Corporation

Responsible person or legal representative	Ma Yongsheng

Date of incorporation	25 February 2000

Major business operations	Bottled gas operation (limited to branches with licenses); hazardous chemical production, oil and gas exploration, safety management of development and production (limited to branches with safety production licenses); railway transportation; port operation; edible salt production, wholesale and retail (limited to branches with licenses and not in this city); food additive manufacturing (limited to branches in other cities); insurance agency business (limited to branches in other cities); insurance brokerage business (limited to branches in other cities); accommodation (limited to branches in other cities); catering services (limited to branches in other cities); thermal power generation (not operated in this city); power supply (limited to branches); power production, transmission and supply; operation of hazardous chemicals (limited to branches with hazardous chemicals operation license); oil and gas exploration; oil exploitation (the exploitation area and validity period shall be subject to the license); retail of prepackaged food, bulk food, dairy products (including infant formula milk powder) (limited to branches with food circulation license), health food (limited to branches with food circulation license); retail of cigarettes and cigars (limited to branches with tobacco monopoly retail license); retail of books, newspapers, periodicals, electronic publications and audio-visual products; road transportation (limited to branches, and the business scope shall be subject to the road transportation business license); petroleum refining; production, sales and storage of heavy oil, rubber and other petrochemical raw materials (excluding hazardous chemicals) and products; daily necessities and convenience stores; retail of textile, clothing, daily necessities, hardware, household appliances and electronic products and recharge cards;

Annual Report 2022	15

Change in Share Capital of Ordinary Shares and Shareholders (continued)

lottery agent sales, entrusted agents to collect water and electricity fees and ticket agency services; designing, producing, acting and publishing advertisements; car cleaning service; manufacturing, supervision and installation of petroleum and petrochemical machinery and equipment; procurement and sales of petroleum and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consulting services of alternative energy products; contracting overseas electromechanical and petrochemical industry projects and domestic international bidding projects; automobile maintenance and decoration services; auxiliary operation of coastal engineering; oil spill emergency, safety guard and ship pollution removal; quality inspection technical services, environmental and ecological testing services in professional and technical services; freight forwarding agent; exploration, development, storage and transportation, pipeline transportation and sales of shale gas, coalbed methane, shale oil, combustible ice and other resources (not operating in this city); power technology development and service; installation and maintenance of power facilities (limited to branches); sales of furniture and building decoration materials (limited to branches in other cities); family labor services (limited to branches in other cities); warehousing services (limited to branches in other cities); leasing of gas storage facilities (limited to branches in other cities); rental of commercial and office buildings; car rental (excluding buses with nine seats or more); mechanical equipment leasing; import and export of goods; import and export agency; import and export of technology. Sales of lubricating oil, fuel oil, asphalt, textiles, clothing, daily necessities, hardware, household appliances and electronic products, recharge cards, cultural and sporting goods and equipment, automobiles, motorcycles and spare parts, motor vehicle charging, batteries, new energy vehicle power exchange facilities. (Market entities shall independently choose business projects and carry out business activities according to law; power generation, transmission and power supply as well as other projects subject to approval according to law shall be conducted as approved after the approval by relevant authorities; market entities shall not engage in business activities of the projects prohibited and restricted by national and municipal industrial policies.)

Details of controlling interests and investments in other domestic and overseas-listed companies during the	Details of shareholding of Sinopec Corp. in other listed companies:
	Company name	Number of shares held	Percentage of shareholding
Reporting Period	Sinopec Shandong Taishan Petroleum Co., Ltd.	118,140,120	24.57%

16	Sinopec Shanghai Petrochemical Company Limited

Change in Share Capital of Ordinary Shares and Shareholders (continued)

2.	Details of the de facto controller

(1)	Legal person

Name	China Petrochemical Corporation

Responsible person or	Ma Yongsheng
legal representative

Date of incorporation	24 July 1998

Principal business	Organize the exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas of affiliated enterprises; Organize the petroleum refining of affiliated enterprises; Organize the wholesale and retail of refined oil products of affiliated enterprises; Organize the production, sales, storage and transportation of petrochemical and other chemical products of affiliated enterprises; Industrial investment and investment management; Exploration design, construction, construction and installation of petroleum and petrochemical engineering; Maintenance of petroleum and petrochemical equipment; Mechanical and electrical equipment manufacturing; Technology and information, research, development, application and consulting services of alternative energy products; Import and export business.

Details of controlling	Details of shareholding of Sinopec Group in other listed companies:

interests and investments in other domestic and overseas-listed companies during the Reporting Period	Company name	Number of shares held	Percentage of shareholding
	China Petroleum & Chemical Corporation Note 1	80,572,167,393	67.20%
	Sinopec Engineering (Group) Co., Ltd.	2,907,856,000	65.67%

	Sinopec Oilfield Service Corporation Note 2	10,727,896,364	56.51%

	Sinopec Oilfield Equipment Corporation	456,756,300	48.54%

	China Merchants Energy Shipping Co., Ltd.	1,095,463,711	13.48%

	PetroChina Company Limited	1,830,210,000	1.00%

Note 1:	In addition, the 767,916,000 H shares are held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group.
Note 2:	In addition, the 2,595,786,987 H shares are held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group.

Annual Report 2022	17

Change in Share Capital of Ordinary Shares and Shareholders (continued)

3.	The ownership and controlling relationship between the Company and the controlling shareholder and the de facto controller

*	Including 767,916,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

18	Sinopec Shanghai Petrochemical Company Limited

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(V)	Specific implementation of share repurchase during the Reporting Period

Unit: HKD Currency: HKD

Name of share repurchase plan	Proposal to the shareholders at the general meeting to authorize the Board of Directors to repurchase domestic shares and/or overseas-listed foreign shares of the Company
Time of disclosure of share repurchase plan	22 June 2022
Number of shares to be repurchased and its	Not exceeding 10% of the
percentage of total share capital (%)	total capital of H share issued
Amount to be repurchased	—
Period of proposed repurchase	From 22 June 2022 until the 2022 Annual General Meeting
Repurchase purpose	Safeguard corporate value
Number of shares repurchased (shares)	24,528,000 H shares
Percentage of the repurchased number of shares to the underlying shares involved in the equity incentive plan (%) (if any)	—
Progress of the Company’s share repurchase reduction by means of centralized bidding transactions	—

(VI)	Other legal person shareholders holding more than 10% of the Company’s shares

As at 31 December 2022, HKSCC (Nominees) Limited held 3,452,515,030 H shares of the Company, representing 31.90% of the total number of issued shares of the Company.

(VII)	Public float

Based on the public information available to the Board, as at 22 March 2023, the Company had a public float which is in compliance with the minimum requirement under the Hong Kong Listing Rules.

Annual Report 2022	19

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(VIII)	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2022, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

  Interests in ordinary shares of the Company

Name of shareholders	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation	5,459,455,000 A shares (L) Shares of legal person	(1)	50.44	74.49	Beneficial owner
The Bank of New York Mellon	205,747,637 H shares (L)	(2)	1.90	5.89	Interests of controlled
Corporation	182,599,000 H shares (S)		1.69	5.22	corporation
	23,145,637 H shares (P)		0.21	0.66
Corn Capital Company Ltd	211,008,000 H shares (L)	(3)	1.95	6.04	Interests of controlled
	200,020,000 H shares (S)		1.85	5.72	corporation
Hung Hin Fai	211,008,000 H shares (L)	(3)	1.95	6.04	Beneficial owner
	200,020,000 H shares (S)		1.85	5.72
Yardley Finance Limited	200,020,000 H shares (L)	(4)	1.85	5.72	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(4)	1.85	5.72	Interests of controlled
					corporation

(L):	Long position; (S): Short position; (P): Lending Pool

20	Sinopec Shanghai Petrochemical Company Limited

Change in Share Capital of Ordinary Shares and Shareholders (continued)

Note:

(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 67.84% of the issued share capital of Sinopec Corp. as at 31 December 2022. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,459,455,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 205,747,637 H shares (long position) and 182,599,000 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 182,599,000 H shares (short position) are held through physical settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 3,000 H shares (long position) are held by BNY Mellon, National Association. Since BNY Mellon, National Association is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 3,000 H shares (long position) of the Company held by BNY Mellon, National Association.

(2.2)

All the 205,744,637 H shares (long position) and 182,599,000 H shares (short position) are held by The Bank of New York Mellon. Since The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 205,744,637 H shares (long position) and 182,599,000 H shares (short position) of the Company held by The Bank of New York Mellon.

(3)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(4)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 31 December 2022, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

Annual Report 2022	21

Report of the Directors

Section I Business Overview

(I)	Description of the principal business, operating model and industry in which the Company operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibers. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s high-quality development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

For details on the industry in which the Company operates its business, please refer to Section III of this chapter “Analysis of Operational Information in Chemical Industry”.

(II)	Analysis of Core Competitiveness During the Reporting Period

As one of the major integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Group possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres. It also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has 51 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry, which has garnered multiple quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company built a comprehensive logistics system and supporting facilities to tap its geographic proximity with most of its clients and the convenient coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously developing new products and improving products quality and variety. It has also improved production technology to maximize the use and the efficiency in the utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

22	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

Section II Management Discussion and Analysis

(I)	Management Discussion and Analysis

(Unless otherwise specified, the financial information included in this “Management Discussion and Analysis” section was extracted from the financial statements prepared under IFRS.)

1.	General - Review of the Company’s operations during the Reporting Period

In 2022, the change in domestic and international situations surpassed expectations, the momentum of global economic growth decayed, geopolitical fluctuations intensified, oil and gas prices fluctuated wildly, and market demand slumped. The severe and complicated situations posed unprecedented huge challenges for the Company’s production and operation. Facing the highly volatile energy market, the Group coordinated the production and operation, scientific and technological innovation, reform and management and project construction in a well-coordinated way, basically completing the annual target. The total volume of crude oil processed for the year was 10.4453 million tons, representing a year-on-year decrease of 24.11%; the volume of refined oil produced for the year was 5.9080 million tons, representing a year-on-year decrease of 25.86%; the total volume of goods within the main commodities categories was 9.7062 million tons, representing a year-on-year decrease of 27.82%. The Company’s turnover was RMB82,443 million, representing a year-on-year decrease of 7.57%. The Group’s product sale rate was 99.83% and the payment return rate was 100%, signaling premium and stable product quality.

(1)	Rising prices of petroleum and petrochemical products driven by high crude oil prices and other factors

In 2022, the global economy plunged. As a result, commodity prices fluctuated significantly, international crude oil prices stayed high, and petroleum and petrochemical product prices oscillated at high. As of 31 December 2022, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, major intermediate petrochemical products and major petroleum products of the Group increased by 36.31%, 3.58%, 13.97% and 31.94% year on year respectively.

Annual Report 2022	23

Report of the Directors (continued)

(2)	Reduced crude oil processing due to the market demand and unit accidents

International oil prices were basically upward in the first half of 2022 but on the downward trend in the second half, with sluggish oil demand.

For the year ended 31 December 2022, the Group processed a total of 10.4453 million tons of crude oil (including 378,300 tons of processing on order), representing a decrease of 24.11% year on year, mainly due to the poor market demand and the Company’s device accidents. In 2022, the annual crude oil processing cost was RMB4,682.50 per ton, representing an increase of RMB1,450.21 per ton or 44.87% over the same period of the previous year. The total crude oil processing cost for the year increased by RMB3,956 million or 9.16%, accounting for 61.81% of the total cost of sales.

(3)	Steady recovery of production operation

Following the explosion of the Company’s 1# glycol devices, the Group, overcoming unfavorable factors such as the extreme high temperature and typhoon, steadily and orderly pushed forward the emergency disposal of the accident, the investigation and elimination of risks and hidden dangers, restorative maintenance, and resumption of work and production. We strengthened organizational leadership and coordination with the focus on key links, and implemented safety upgrading management. At the end of September, the whole industry chain resumed normal operation, among which, the catalytic cracking units (CCUs) achieved zero flare discharging, and ethylene units set the fastest start-up record in the industry. We reinforced the fulfillment of production safety responsibilities, cemented site management, and maintained stable production run.

(4)	Breakthrough in science and technology innovation

Adhering to the combination of independent innovation and collaborative innovation, the Company has stepped up efforts to tackle key problems in science and technology, applying for 120 patents and authorizing 59 of them. The Company completed the R&D, mass production and service support tasks of “flying” torches of the Beijing 2022 Winter Olympic Games, and awarded as an “Outstanding Contribution Group for the Beijing Winter Olympic Games and the Winter Paralympic Games”. Carbon fiber and its composite materials and other research tasks basically achieved the annual target and the general requirements of the three-year task. We promoted the research of carbon fiber composites in key application fields, and expanded the demonstration applications of carbon fiber composites in rail transportation, construction bridges and new energy. We successfully applied them in the hydrogen-powered trams of Lin-gang T2 public tram and Qingdao Haikou Road Cross-Wind River Bridge. We strengthened information technology efforts, and continuously improved the information level.

24	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(5)	Continuous deepening of reform management

Focusing on the three-year action of deepening reform, we aligned our efforts in this respect with the first-class management standard and continued increasing our efforts in this respect. We comprehensively promoted the tenure system and contractual management of management members, and launched the tenure system and contractual reform of the middle management cadres. We optimized the organizational setup and improved the organizational operation efficiency and professional management capability. We formulated a work plan for improving the quality of listed companies, initiated the delisting of the Company’s ADR (American Depositary Receipts) from the U.S., and implemented the first H-share buyback. We comprehensively promoted 5S (SEIRI, SEITON, SEISO, SEIKETSU and SHITSUKE) management and carried out the “compliance management enhancement year” activity, to advance a law-based enterprise.

(6)	Vigorous impetus to transformation and development

We promoted the transformation and upgrading to green development through project construction, to build a green enterprise. We passed the review of environment-friendly enterprises. We expedited the construction of key projects. Projects of 24,000 tons/year of raw silk and 12,000 ton/year of 48K large-tow carbon fiber were put into operation. The 250,000 tons/year thermoplastic elastomer project, which is a key project in Shanghai, steadily progressed. We pressed ahead with hidden danger management and environmental protection projects as well as new energy projects such as photovoltaic projects. We delivered the second phase of the hydrogen supply center of hydrogen cells, and completed the construction of the first megawatt-class photovoltaic power plant project. We promoted coupled biomass power generation, and achieved a “double 10,000” in terms of tons of biomass fuel blended and tons of CO2 emissions reduced. We participated in the market-based trading of “green certificates” for the first time and purchased 10,000 “green certificates”.

Annual Report 2022	25

Report of the Directors (continued)

2.	Accounting judgments and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management of the Group and on various other assumptions that the management believes to be reasonable, and form the basis for the management to make judgments about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of accounting policies, judgments and other uncertainties in the course of applying of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management has made the following judgments and estimates in the preparation of the financial statements.

(1)	Classification of financial assets

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group determines the business model for managing financial assets at the level of the financial asset portfolio. The factors considered include the way to evaluate and report the performance of financial assets to key management personnel, the risks affecting the performance of financial assets and their management methods, and the way for relevant business management personnel to obtain remuneration, etc.

When evaluating whether the contractual cash flow of financial assets is consistent with the basic lending arrangements, the Group has the following main judgments: whether the time distribution or amount of the principal may change in the duration due to prepayment and other reasons; whether the interest only includes the time value of money, credit risk, other basic lending risks and the consideration of cost and profit. For example, whether the amount of prepayment only reflects the outstanding principal and the interest based on the outstanding principal, as well as the reasonable compensation paid for the early termination of the contract.

26	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(2)	Net realizable value (“NRV”) of inventories

Inventories are valued at the lower of cost and net realizable value. The net realizable value is determined based on the estimated selling prices in the ordinary course of business less the estimated costs to completion, and other costs necessary to make the sale. These estimates are based on the current market condition and historical experience of selling products of similar nature. It could change significantly as a result of competitor actions in response to changes in market conditions.

Management reassesses these estimations at the end of each reporting period to ensure inventory is measured at the lower of cost and net realizable value.

(3)	Impairments for non-current assets

At the end of each reporting period, the Group estimates the recoverable amount of an asset or a cash-generating unit (“CGU”) (a portion of which related to certain production facilities), at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. If circumstances indicate that the carrying amount of the asset or CGU may not be recoverable, the asset or CGU may be considered “impaired”, and an impairment loss may be recognized.

The recoverable amount of assets or CGUs is the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of product sales and operating costs and discount rate. In particular, in determining the value in use of the Group’s specific CGUs, significant judgements are required on the accounting estimates which are based on the assumptions relating to product sales growth rates, related costs growth rates and discount rate applied.

(4)	Useful life and residual value of property, plant and equipment

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account its residual value. Management reviews the estimated useful lives and estimated residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The estimated useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Annual Report 2022	27

Report of the Directors (continued)

3.	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the years ended 31 December
	2022			2021			2020
	Sales volume (‘000 tons)	Net sales (RMB million)%		Sales volume (‘000 tons)	Net sales (RMB million)%		Sales volume (‘000 tons)	Net sales (RMB million)%
Synthetic fibres	22.4	412.5	0.6	101.9	1,374.8	1.8	151.4	1,472.4	2.4
Resins and plastics	889.3	7,321.2	10.1	1,254.9	9,962.7	13.1	1,365.4	9,419.7	15.3
Intermediate petrochemical products	1,544.2	10,537.7	14.5	1,989.1	10,780.5	14.2	2,168.0	8,205.8	13.3
Petroleum products	7,211.4	41,444.7	57.0	10,065.0	41,884.4	55.2	10,347.7	30,139.6	49.0
Trading of petrochemical products	—	12,007.6	16.5	—	11,051.4	14.6	—	11,577.3	18.8
Others	—	930.9	1.3	—	835.0	1.1	—	746.1	1.2

Total	9,667.3	72,654.6	100.0	13,410.9	75,888.8	100.0	14,032.5	61,560.9	100.0

28	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

The following table sets forth a summary of the Group’s consolidated statement of profit or loss for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2022		2021		2020
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Synthetic fibres
Net sales	412.5	0.6	1,374.8	1.8	1,472.4	2.4
Cost of sales and operating expenses	(1,427.8)	(2.0)	(2,228.9)	(2.9)	(1,836.6)	(3.0)

Segment loss from operations	(1,015.3)	(1.4)	(854.1)	(1.1)	(364.2)	(0.6)

Resins and plastics
Net sales	7,321.2	10.1	9,962.7	13.1	9,419.7	15.3
Cost of sales and operating expenses	(8,573.7)	(11.8)	(9,910.5)	(13.1)	(8,157.6)	(13.3)

Segment (loss)/profit from operations	(1,252.5)	(1.7)	52.2	0.1	1,262.1	2.0

Intermediate petrochemical products
Net sales	10,537.7	14.5	10,780.5	14.2	8,205.8	13.3
Cost of sales and operating expenses	(11,994.3)	(16.5)	(11,415.6)	(15.0)	(7,624.2)	(12.4)

Segment (loss)/profit from operations	(1,456.6)	(2.0)	(635.1)	(0.8)	581.6	0.9

Petroleum products
Net sales	41,444.7	57.0	41,884.4	55.2	30,139.6	49.0
Cost of sales and operating expenses	(41,443.7)	(57.0)	(38,917.4)	(51.3)	(32,338.3)	(52.5)

Segment profit/(loss) from operations	1.0	0.0	2,967.0	3.9	(2,198.7)	(3.5)

Trading of petrochemical products
Net sales	12,007.6	16.5	11,051.4	14.6	11,577.3	18.8
Cost of sales and operating expenses	(11,994.8)	(16.5)	(11,007.7)	(14.5)	(11,535.3)	(18.7)

Segment profit from operations	12.8	0.0	43.7	0.1	42.0	0.1

Annual Report 2022	29

Report of the Directors (continued)

	For the years ended 31 December
	2022		2021		2020
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Others
Net sales	930.9	1.3	835.0	1.1	746.1	1.2
Cost of sales and operating expenses	(1,063.7)	(1.5)	(976.5)	(1.3)	(535.1)	(0.9)

Segment (loss)/profit from operations	(132.8)	(0.2)	(141.5)	(0.2)	211.0	0.3

Total
Net sales	72,654.6	100.0	75,888.8	100.0	61,560.9	100.0
Cost of sales and operating expenses	(76,498.0)	(105.3)	(74,456.6)	(98.1)	(62,027.1)	(100.8)

Operating (loss)/profit	(3,843.4)	(5.3)	1,432.2	1.9	(466.2)	(0.8)
Net finance income	443.3	0.6	414.6	0.5	332.3	0.5
Share of (loss)/profit of associates and joint ventures	(173.6)	(0.2)	874.3	1.2	724.7	1.2

(Loss)/profit before tax	(3,573.7)	(4.9)	2,721.1	3.6	590.8	0.9
Income tax	731.4	1.0	(644.5)	(0.9)	65.6	0.1

(Loss)/profit for the year	(2,842.3)	(3.9)	2,076.6	2.7	656.4	1.0

Attributable to:
Equity shareholders of the Company	(2,846.2)	(3.9)	2,073.4	2.7	645.1	1.0
Non-controlling interests	3.9	0.0	3.2	0.0	11.3	0.0

(Loss)/profit for the year	(2,842.3)	(3.9)	2,076.6	2.7	656.4	1.0

30	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

3.2	Comparison and analysis

Comparison between the year ended 31 December 2022 and the year ended 31 December 2021 is as follows:

3.2.A	Operating results

(1)	Net sales

In 2022, the net sales of the Group amounted to RMB72,654.6 million, a decrease of 4.26% from the previous year’s RMB75,888.8 million. Analysis by products is as follows:

(i)	Synthetic fibers

In 2022, the Group’s net sales of synthetic fiber products amounted to RMB412.5 million, representing a decrease of 70.00% from the previous year’s RMB1,374.8 million. This was mainly due to the reduction in production resulting from the price hike of main raw materials and the perennial loss of acrylic fiber, and due to the lower sales during the Reporting Period resulting from the decrease of sales volume of synthetic fiber products. The sales volume of synthetic fibers decreased by 78.02% year on year, while the weighted average sales price increased by 36.31%. Meanwhile, the sales volume of acrylic fibers, the main product of the synthetic fibers segment, decreased by 71.92% year on year. The net sales of acrylic fibers and other products accounted for 78.47% and 21.53% of the total sales of the synthetic fibers segment respectively.

The net sales of synthetic fibers accounted for 0.60% of the Group’s net sales in the current year, representing a decrease of 1.2 percentage points from the previous year.

Annual Report 2022	31

Report of the Directors (continued)

(ii)	Resins and plastics

In 2022, the Group’s net sales of resins and plastics products amounted to RMB7,321.2 million, a decrease of 26.51% from the previous year’s RMB9,962.7 million. This was mainly due to the decrease in production resulting from the downturn in the domestic market and the shutdown of production during the year. The weighted average sales price of resins and plastics increased by 3.58%, while the sales volume of resins and plastics products decreased by 29.13% year on year. Among them, the weighted average sales price of polyethylene and polypropylene decreased by 0.11% and 5.48%, respectively, and that of polyester chips increased by 14.17% year on year. The sales of polyethylene, polypropylene, polyester chips and other products accounted for 45.36%, 41.31%, 9.47% and 3.86% of the total sales of the resins and plastics segment respectively.

The net sales of resins and plastics accounted for 10.08% of the Group’s net sales in the current year, representing a decrease of 3 percentage points from the previous year.

(iii)	Intermediate petrochemical products

In 2022, the Group’s net sales of intermediate petrochemical products amounted to RMB10,537.7 million, a decrease of 2.25% from the previous year’s RMB10,780.5 million. This was mainly due to the rise in the unit price of intermediate petrochemical products driven by the sharp rise in international crude oil prices and due to the decrease in the sales volume resulting from the stagnant market. The weighted average sales price of major intermediate petrochemical products increased by 13.97% year on year, and its sales volume decreased by 11.43% year on year. The sales of p-xylene, ethylene oxide, pure benzene, ethylene glycol and other products accounted for 41.16%, 11.93%, 19.44%, 2.44% and 25.03% of the total sales of intermediate petrochemical products respectively.

The net sales of intermediate petrochemical products accounted for 14.50% of the Group’s net sales in the current year, an increase of 0.3 percentage points from the previous year.

32	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(iv)	Petroleum products

In 2022, the Group’s net sales of petroleum products amounted to RMB41,444.7 million, a decrease of 1.05% from the previous year’s RMB41,884.4 million. This was mainly due to the increase in petroleum product prices resulting from the downturn in the domestic market and the hike in international crude oil prices. The weighted average sales price of major petroleum products increased by 31.94% year on year, and its sales volume decreased by 30.06% year on year.

The net sales of petroleum products accounted for 57.04% of the Group’s net sales in the current year, an increase of 1.8 percentage points from the previous year.

(v)	Trading of petrochemical products

In 2022, the Group’s net sales of trading of petrochemical products amounted to RMB12,007.6 million, an increase of 8.65% from the previous year’s RMB11,051.4 million. This was mainly due to the increase in sales of our second-level subsidiary, Shanghai Jinshan Trading Corporation, by RMB1,439 million.

The net sales of trading of petrochemical products accounted for 16.53% of the Group’s net sales in the current year, an increase of 1.9 percentage points from the previous year.

(vi)	Others

In 2022, the Group’s net sales of other products amounted to RMB930.9 million, an increase of 11.48% from the previous year’s RMB835.0 million.

The net sales of other products accounted for 1.28% of the Group’s net sales in the current year, an increase of 0.2 percentage points from the previous year.

Annual Report 2022	33

Report of the Directors (continued)

(2)	Cost of sales and operating expenses

Cost of sales and operating expenses consist of cost of sales, sales and administrative expenses, other operating expenses and other operating income, etc.

In 2022, the Group’s cost of sales and operating expenses amounted to RMB76,498.0 million, an increase of 2.74% from RMB74,456.6 million in 2021. Cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products, trading of petrochemical products and other products amounted to RMB1,427.8 million, RMB8,573.7 million, RMB11,994.3 million, RMB41,443.7 million, RMB11,994.8 million and RMB1,063.7 million respectively, representing a decrease of 35.94%, a decrease of 13.49%, an increase of 5.07%, an increase of 6.49%, an increase of 8.97% and an increase of 8.93% year on year respectively.

Compared with the last year, the cost of sales and operating expenses of intermediate petrochemical products, petroleum products, trading of petrochemical products and others increased this year, which was mainly due to the hike in crude oil prices and thus the increase in corresponding costs.

•	Cost of sales

In 2022, the Group’s cost of sales amounted to RMB76,265.9 million, an increase of 2.65% from previous year’s RMB74,298.0 million, which was mainly due to the increase in cost resulting from the rise in crude oil prices as well as the lower NRV of most inventories than the cost. The cost of sales accounted for 104.97% of the net sales this year.

•	Selling and administrative expenses

In 2022, the Group’s sales and administrative expenses amounted to RMB288.7 million, a decrease of 21.59% from the previous year’s RMB368.2 million. This was mainly due to the overall sales volume drop in the year.

34	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

•	Other operating income

In 2022, the Group’s other operating income amounted to RMB110.6 million, a decrease of 11.73% from previous year’s RMB125.3 million, which was mainly due to the drop in rental income.

•	Other operating expenses

In 2022, the Group’s other operating expenses amounted to RMB25.8 million, a decrease of 42.28% from previous year’s RMB44.7 million. This was mainly due to the decrease of RMB23.2 million for the purchases of rights of carbon emission during the year.

(3)	Operating profit

In 2022, the Group’s operating loss amounted to RMB3,843.4 million, a decrease of RMB5,275.6 million from the operating profit of RMB1,432.2 million in the previous year. In 2022, the operating profit declined significantly from the previous year due to the rising cost resulting from higher crude oil prices, the increase in the selling price of products not as high as the rising cost, and a sluggish domestic market.

(i)	Synthetic fibres

In 2022, the operating loss of synthetic fibers amounted to RMB1,015.3 million, an increase of RMB161.2 million from the operating loss of RMB854.1 million in the previous year. The increase was mainly due to the poor market demand of the textile industry, the downstream market of the synthetic fibers segment, together with temporary plant shutdown. Due to a number of production facilities were idle or obsolete, the provision for impairment of long-term assets of RMB49.2 million was made for the synthetic fiber segment.

Annual Report 2022	35

Report of the Directors (continued)

(ii)	Resins and plastics

In 2022, the operating loss of resins and plastics amounted to RMB1,252.5 million, a decrease of RMB1,304.7 million from the operating profit of RMB52.2 million in the previous year. The decrease in operating profit in the year was mainly because the rise in international crude oil prices resulted in the sharp rise in costs while the demand in the downstream market was weak, and thus the increase in sales price was lower than that in cost price.

(iii)	Intermediate petrochemical products

In 2022, the operating loss of intermediate petrochemical products amounted to RMB1,456.6 million, an increase of RMB821.5 million from the operating loss of RMB635.1 million in the previous year. The increase in operating loss in the year was mainly because the rise in international crude oil prices resulted in the sharp rise in costs while the demand in the downstream market was weak, and thus the increase in sales price was lower than that in cost price. In 2022, the provision for impairment of long-term assets of RMB212.4 million was made for some devices as the increasing production and operation cost is not expected to be covered by the estimated sales price of the devices due to deteriorating market conditions.

(iv)	Petroleum products

In 2022, the operating profit of petroleum products amounted to RMB1.0 million, a decrease of RMB2,966.0 million from the operating profit of RMB2,967.0 million in the previous year. The decrease in operating profit in the year was mainly because the rise in international crude oil prices resulted in the sharp rise in costs, and thus the increase in sales price was lower than that in cost price.

36	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(v)	Trading of petrochemical products

In 2022, the Group’s operating profit of trading of petrochemical products amounted to RMB12.8 million, a decrease of RMB30.9 million from the operating profit of RMB43.7 million in the previous year, which was mainly due to the decrease in the gross profit from trading of petrochemical products during the period.

(vi)	Others

In 2022, the Group’s other operating loss amounted to RMB132.8 million, a decrease of RMB8.7 million from the other operating profit of RMB141.5 million in the previous year, which was no significant change compared with the previous year.

(4)	Net finance income

In 2022, the Group’s net financial income amounted to RMB443.3 million, an increase of RMB28.7 million from the net financial income of RMB414.6 million in the previous year, mainly due to the increase in interest income from time deposits during the Reporting Period, resulting in an increase of our interest income by RMB33 million from RMB508.8 million in 2021 to RMB541.8 million in 2022.

(5)	Loss before taxation

In 2022, the Group’s loss before taxation amounted to RMB3,573.7 million, a decrease of RMB6,294.8 million from the profit before taxation of RMB2,721.1 million in the previous year.

Annual Report 2022	37

Report of the Directors (continued)

(6)	Income tax

The income tax benefit of the Group amounted to RMB731.4 million in 2022 and the income tax expenses amounted to RMB644.5 million in 2021. This is mainly due to the recognition of deferred income tax assets as a result of the Company’s loss for the year.

In accordance with The Enterprise Income Tax Law of the PRC (amended in 2018), the income tax rate applicable to the Group in 2022 is 25% (2021: 25%).

(7)	Loss for the year

In 2022, the Group’s loss after tax amounted to RMB2,842.3 million, a decrease of RMB4,918.9 million from the profit after tax of RMB2,076.6 million in the previous year.

3.2.B	Liquidity and capital sources

The Group’s primary sources of capital are cash inflows from investing activities arising from the maturity of time deposits. The Group’s primary uses of capital are costs of sales, other operating expenses and capital expenditure.

(1)	Capital sources

(i)	Net cash flow generated from operating activities

In 2022, the Group’s net cash outflows generated from operating activities amounted to RMB7,459.4 million, representing a decrease of RMB11,409.4 million from the net cash inflows of RMB3,950.0 million in the previous year. During the Reporting Period, with the operating loss, the Group’s cash outflows generated from operating activities in 2022 amounted to RMB6,960.7 million, representing a decrease of RMB11,372.4 million from the cash inflows generated from operating activities before interest and tax of RMB4,411.7 million in the previous year.

38	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(ii)	Borrowings

By the end of 2022, the Group’s total borrowings decreased by RMB9.8 million to RMB2,250 million as compared to the end of last year, mainly due to the decrease of long-term borrowings due within one year by RMB19.8 million as well as the increase of short-term borrowings due within one year by RMB10 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities (such as borrowings) and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long-term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

(2)	Gearing ratio

As of 31 December 2022, the Group’s gearing ratio was 35.93% (2021: 35.26%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

3.2.C	Research and development, patents and licenses

Research and development expenses refer to various expenditures incurred in the process of research and development or commissioned development of new products, technologies and processes.

Annual Report 2022	39

Report of the Directors (continued)

The Group owns various technology development departments, including the Advanced Materials Innovation Research Institute, Petrochemical Research Institute, Plastic Research Institute and Environmental Protection Research Institute, which are responsible for the research and development of new technologies, products, processes, equipment and environmental protection. The Group’s research and development expenses for 2020, 2021 and 2022 amounted to RMB110.6 million, RMB94.3 million and RMB130.5 million, respectively. The increase was mainly due to the increase in material cost for research and development of technology in equipment and products.

The Group does not rely on any patents, licenses, industrial, commercial or financial contracts or new production processes in any material respect.

3.2.D	Off-Balance Sheet Arrangements

Please refer to note 34 to the financial statements prepared under IFRS in the full text of the 2022 Annual Report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

3.2.E	Contractual obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2022:

	Payment due and payable by the following period as at 31 December 2022
	Total RMB’000	Within one year RMB’000	After one year but within two years RMB’000	After two years but within five years RMB’000	Over five years RMB’000
Contractual obligations
Short-term borrowings	1,550,000	1,550,000	—	—	—
Long-term borrowings	700,000	—	700,000	—	—

Total contractual obligations	2,250,000	1,550,000	700,000	—	—

40	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

3.2.F Analysis of operation and results of major controlled companies and invested companies during the Reporting Period

As at 31 December 2022, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal business	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Paid-in capital (RMB’000)		Net profit/(loss) for the year 2022 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited company	100.00	100.00	RMB	1,000,000	18,330
China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”)	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33	RMB	25,000	22,314
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	USD	9,154	(27,804)
Shanghai Golden Phillips Petrochemical Company Limited(“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	100.00	RMB	415,623	1,695
Shanghai Jinshan Trading Corporation (“JMGJ”)	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB	100,000	11,401
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. (“Jinlian”)	China	Trading of petrochemical products	China	Limited company	—	100.00	RMB	400,000	(21,495)

Note:	None of the subsidiaries have issued any debt securities.

Annual Report 2022	41

Report of the Directors (continued)

The Group’s share of interests in associates comprises a 38.26% interest in Shanghai Chemical Industry Park Development Co., Ltd. (“Chemical Industrial Park”) established in the PRC in the amount of RMB2,115.1 million, and a 20% interest in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) established in the PRC in the amount of RMB333.9 million. The principal activities of Chemical Industrial Park, include the planning, development and operation of a chemical industrial park located in Shanghai of the PRC. The principal activities of Shanghai SECCO are the production and distribution of petrochemical products.

(1)	Explanation of profits of major controlled companies and invested companies affecting more than 10% of the net profit of the Group

In 2022, Shanghai SECCO recorded a revenue of RM24,096.8 million, and its loss after tax reached RMB1,947.6 million, among which RMB382.0 million was attributed to the Company.

(2)	Analysis of operational performance of major controlled companies and invested companies with a 30% or more year-on-year change

a)

The operating results of Shanghai Investment Development decreased by 85.5% in 2022 as compared with the previous year. The decrease was mainly due to the decrease of RMB67.5 million in dividends declared by the subsidiary Shanghai Golden Phillips in 2022 as compared with 2021, as well as the significant decrease in the net profit of major associates and joint ventures, resulting in a sharp fall of RMB130.3 million in the investment income in 2022.

b)

The operating results of Jinshan Associated Trading decreased by 30.69% in 2022 as compared with the previous year. The decrease was mainly due to the decrease in dividends declared by the subsidiary in 2022.

c)

The operating results of Shanghai Golden Phillips decreased by 94.29% in 2022 as compared with the previous year, which was mainly due to the fact that the price increase of polyethylene, the product of Shanghai Golden Phillips, was lower than the price increase of ethylene, the major raw material of Shanghai Golden Phillips.

42	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

3.2.G Major suppliers and customers

The Group’s top five suppliers in 2022 were China International United Petroleum & Chemical Co., Ltd., East China Branch of Sinopec Chemical Commercial Holding Company Limited, Materials and Equipment Department of China Petroleum and Chemical Corporation, Shanghai SECCO and Shanghai Gas Co., Ltd. Total procurement costs involving these five suppliers, which amounted to RMB53,719.8 million, accounted for 74.29% of the total procurement costs of the Group for the year. Among the top five suppliers, the purchase amount of related parties was RMB52,304.9 million, accounting for 72.33% of the total annual purchase amount. The total procurement from the largest supplier amounted to RMB45,666.4 million, representing 63.15% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2022 were East China Branch of Sinopec Sales Co., Ltd., China International United Petroleum & Chemical Co., Ltd., Sinopec Chemical Commercial Holding Company Limited, Shanghai SECCO and Zhejiang Dushan Energy Co., Ltd. Total sales to these five customers amounted to RMB54,719.9 million, representing 66.37% of the Group’s total turnover for the year. Among the sales of the top five customers, the sales of related parties was RMB52,363.1 million, accounting for 63.51% of the total annual sales. Sales to the Group’s largest customer amounted to RMB40,337.0 million, representing 48.93% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, shareholders and Directors of the Company and their close associates have no interest in Shanghai Gas Co., Ltd. and Zhejiang Dushan Energy Co., Ltd.; Shanghai SECCO is an associate of the Company; China International United Petroleum & Chemical Co., Ltd., East China Branch of Sinopec Chemical Commercial Holding Company Limited, Materials and Equipment Department of China Petroleum and Chemical Corporation, East China Branch of Sinopec Sales Co., Ltd. and Sinopec Chemical Commercial Holding Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company.

Annual Report 2022	43

Report of the Directors (continued)

(II)	Principal Operations of the Company during the Reporting Period

Discussion and analysis of the Company’s operation (prepared under CAS)

1.	Analysis of the Company’s principal activities

1.1	Analysis of changes in the consolidated income statement and the consolidated cash flow statement

Unit: RMB’000

Item	Amount for the year ended 31 December 2022	Amount for the year ended 31 December 2021	Percentage change (%)
Operating income	82,518,315	89,280,415	-7.57
Operating cost	73,518,024	71,675,646	2.57
Selling and distribution expenses	282,841	362,334	-21.94
General and administrative expenses	1,795,867	1,842,087	-2.51
Financial expenses (“-” for financial income)	-459,437	-406,799	12.94
Research and development expenditure	130,516	94,295	38.41
Net cash inflow generated from operating activities (“-” for net outflow)	-7,337,499	4,060,026	Outflow increased by 280.73%
Net cash inflow generated from investing activities (“-” for net outflow)	4,390,350	-2,359,421	N/A
Net cash inflow generated from financing activities (“-” for net outflow)	-1,290,768	-3,503,142	N/A

44	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

Analysis of major changes in the consolidated income statement

Unit: RMB’000

Item	For the years ended 31 December		Increase/ Decrease amount	Increase/ Decrease (%)	Major reason for change
	2022	2021
Investment income (“-” for loss)	-191,800	967,380	-1,159,180	-119.83	Investment loss resulting from the operating loss of associates.
Income tax expenses (“-” for profit)	-731,354	644,480	-1,375,834	-213.48	Deferred income tax benefit for deductible losses resulting from the loss for the year.
Net profit attributable to owners of the parent (“-” for loss)	-2,872,072	2,000,506	-4,872,578	-243.57	The price of petrochemical products did not increase as much as that of crude oil this year, resulting in an operating loss.

Annual Report 2022	45

Report of the Directors (continued)

Analysis of major changes in the cash flow statement

Unit: RMB’000

Item	For the years ended 31 December		Increase/ Decrease amount	Increase/ Decrease (%)	Major reason for change
	2022	2021
Net cash inflow generated from operating activities (“-” for net outflow)	-7,337,499	4,060,026	Outflow increased by 11,397,525	Outflow increased by 280.73%	The price increase of petrochemical products in the year was less than that of crude oil, resulting in a decrease in cash received from the sale of goods and services as compared with the previous year, while the cash paid for the purchase of goods and services increased as compared with the previous year.
Net cash inflow generated from investing activities (“-” for net outflow)	4,390,350	-2,359,421	Inflow increased by 6,749,771	N/A	The net cash inflow of time deposits increased in the year as compared with the previous year.
Net cash inflow generated from financing activities (“-” for net outflow)	-1,290,768	-3,503,142	Outflow decreased by 2,212,374	N/A	The net cash outflow from the acquisition and repayment of Short-term bond decreased by RMB3,001 million and the net cash outflow from the acquisition and repayment of loans increased by RMB722 million as compared with the previous year.

46	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

1.2	Operating income

(1)	Analysis of factors causing the changes in revenue in the Reporting Period

The sales volume of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased by 78.02%, 29.13%, 22.37% and 28.35% respectively, bringing a lower revenue in 2022 compared with the previous year.

(2)	Major customers

Please refer to 3.2.G for details of major customers of the Group.

1.3	Operating cost

(1)	Analysis of operating cost

In 2022, the Group’s operating cost was RMB73,518.0 million, an increase of 2.57% from the previous year’s RMB71,675.6 million. This was mainly due to the rise in international crude oil price in the year, resulting in an increase in operating cost.

The following table sets forth the details of the operating cost of the Group during the Reporting Period:

	For the years ended 31 December				Increase/ Decrease (%)
	2022		2021
	Amount (RMB million)	% of the total operating cost	Amount (RMB million)	% of the total operating cost
Cost of raw materials Crude oil	47,139.0	64.12	43,182.3	60.25	9.16
Other raw materials, auxiliary materials and power	8,858.7	12.05	11,275.3	15.73	-21.43
Depreciation and amortisation	1,606.8	2.18	1,779.1	2.48	-9.68
Employee wage	2,425.5	3.30	2,357.5	3.29	2.88
Trading cost	11,910.5	16.20	10,929.1	15.25	8.98
Others	1,577.5	2.15	2,152.3	3.00	-26.71
Total	73,518.0	100.00	71,675.6	100.00	2.57

Annual Report 2022	47

Report of the Directors (continued)

(2)	Major suppliers

Please refer to 3.2.G for details of major suppliers of the Group.

1.4	Expenses

Please refer to “Analysis of changes in the consolidated income statement and the consolidated cash flow statement” under the “Analysis of the Company’s principal activities” set forth in the “Principal Operations of the Company during the Reporting Period” for details of the changes in expenses of the Group.

1.5	Research and development (“R&D”) expenditure

(1)	R&D expenditure

Unit: RMB’000
Expensed R&D expenditure during the Reporting Period	130,515.5
Capitalised R&D expenditure during the Reporting Period	—

Total R&D expenditure	130,515.5

% of R&D expenditure to revenue	0.16
% of capitalised R&D expenditure	—

48	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(2)	R&D personnel

Number of R&D personnel	179
% of number of R&D personnel to total number of staff	2.24
Educational structure of R&D personnel
Education structure category	Education structure number
Doctor	12
Master	51
Undergraduate	66
Junior college graduate	26
High school and below	24
Age structure of R&D personnel
Age structure category	Age structure number
Under 30 years old (excluding 30 years old)	26
30-40 years old (including 30 years old and excluding 40 years old)	38
40-50 years old (including 40 years old and excluding 50 years old)	47
50-60 years old (including 50 years old and excluding 60 years old)	68
Over 60 years old	0

Please refer to 3.2.C for details of R&D, patents and licenses of the Group.

1.6	Cash flow

Please refer to “Analysis of changes in the consolidated income statement and the consolidated cash flow statement” under the “Analysis of the Company’s principal activities” set forth in the “Principal Operations of the Company during the Reporting Period” for details of changes in the consolidated cash flow statement.

Annual Report 2022	49

Report of the Directors (continued)

2.	Analysis of business operations by industry, product or geographical location segment

2.1	Principal activities by industry or product

						Unit: RMB’000
By industry	Operating income	Operating cost	Gross profit/ (loss) margin (%)	Increase/ Decrease of operating income as compared to the previous year	Increase/ Decrease of operating cost as compared to the previous year	Change of gross profit margin as compared to the previous year (percentage point)
Petroleum products Note	51,153,867	41,092,010	19.67	-7.12%	7.35%	Decreased by 10.83 percentage points
Intermediate petrochemical products	10,575,905	10,831,360	-2.42	-2.39%	4.55%	Decreased by 6.80 percentage points
Trading of petrochemical products	12,016,586	11,910,488	0.88	8.65%	8.98%	Decreased by 0.30 percentage points
Resins and plastics	7,345,052	7,914,497	-7.75	-26.59%	-14.23%	Decreased by 15.53 percentage points
Synthetic fibres	413,883	831,846	-100.99	-70.03%	-56.49%	Decreased by 62.56 percentage points
Others	542,892	620,800	-14.35	24.71%	7.50%	Increased by 18.31 percentage points

Note:

The gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. The gross profit margin of petroleum products after deducting the consumption tax amounted to 2.89%.

50	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

2.2	Operating income by geographical location

		Unit: RMB’000

Geographical location	Operating income	Increase/Decrease of operating income compared with the previous year (%)
East China	71,940,917	-9.82%
Other regions in China	970,563	-22.89%
Export	9,606,835	16.55%

3. Analysis of assets and liabilities

						Unit: RMB’000

	As at 31 December 2022		As at 31 December 2021		Change of amount on 31 December 2022 compared to
Item	Amount	% of total assets	Amount	% of total assets	31 December 2021 (%)	Major reason for change
Cash at bank and on hand	3,998,332	9.69	12,498,617	26.57	-68.01	Time deposits with maturity less than one year decreased.
Accounts receivable	2,512,362	6.09	1,169,405	2.49	114.84	Trade receivable increased by RMB1,400 million.
Receivables under financing	582,354	1.41	1,072,690	2.28	-45.71	Decrease in settlement of bills during the year.
Other current assets	1,121,187	2.72	17,329	0.04	6,370.00	VAT recoverable increased significantly.

Annual Report 2022	51

Report of the Directors (continued)

	As at 31 December 2022		As at 31 December 2021		Change of amount on 31 December 2022 compared to
Item	Amount	% of total assets	Amount	% of total assets	31 December 2021 (%)	Major reason for change
Deferred tax assets	991,850	2.40	184,143	0.39	438.63	Deferred tax assets for deductible losses increased.
Other non-current assets	3,439,559	8.34	5,581,435	11.87	-38.38	Time deposits with maturity more than one year decreased.
Bills payable	40,951	0.10	830,006	1.76	-95.07	Major bills payable were due for acceptance before the end of the year in 2022.
Accounts payable	9,144,554	22.17	5,888,879	12.52	55.29	Increase in crude oil purchase price at the end of the year.
Taxes payable	889,856	2.16	4,070,663	8.65	-78.14	The main reason is the consumption tax payable decreased by RMB2,500 million in the end of 2022.
Other current liabilities	44,750	0.11	1,441,320	3.06	-96.90	The amount due to related parties measured at fair value decreased by RMB1,400 million.

Overseas assets

During the Reporting Period, the overseas assets held by the Company were RMB15,165 thousand, accounting for 0.037% of the total assets.

52	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

4.	Others

(1)	Directors, Supervisors, senior management and employees

Please refer to the Chapter 5 “Directors, Supervisors, Senior Management and Employees” in this annual report.

(2)	Acquisition, sale and investment

Save and except as disclosed in the 2022 annual report, there was no material acquisition or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2022.

(3)	Pledge of assets

As of 31 December 2022, no fixed assets were pledged by the Group (31 December 2021: Nil).

(4)	Material events after the Reporting Period

The Board has not noticed any significant events affecting the Group since the end of the Reporting Period.

5.	Financial assets and financial liabilities held in foreign currencies

As at 31 December 2022, cash at bank and on hand, trade receivables, other receivables, trade payables and other payables, and other financial asset and liabilities denominated in foreign currencies held by the Group were equivalent to RMB46,683 thousand of net liabilities.

6.	Investment of the Company-

6.1	Entrusted wealth management and entrusted loans

(1)	Entrusted wealth management

The Company did not engage in any entrusted wealth management during the Reporting Period.

(2)	Entrusted loans

During the Reporting Period, the Company provided an entrusted loan to Shanghai Jinshan Baling New Material Co., Ltd. (“Baling New Materials”) through Sinopec Finance Co., Ltd., with a total loan amount of RMB300 million, which was used for styrene thermoplastic elastomer project. The loan term is 6 months and the annual interest rate is 3.80%. In fact, the entrusted loan of RMB150 million were issued. As of 31 December 2022, the entrusted loan was recovered.

Annual Report 2022	53

Report of the Directors (continued)

6.2	Analysis of major subsidiaries and investing companies

Please refer to “3.2.F Analysis of operation and results of major controlled companies and invested companies during the Reporting Period” contained in “Management Discussion and Analysis” of this chapter for the analysis of major subsidiaries and investing companies.

6.3	Non-fundraising projects

In 2022, the capital expenditures of the Group amounted to RMB3,452 million, representing a decrease of 2.29% as compared with RMB3,533 million in 2021. Major projects include the following:

Major project	Total amount of project investment RMB’000	Amount of project investment during the Reporting Period RMB’000	Project progress as at 31 December 2022
Shanghai Jinshan Baling New Material Co., Ltd.	400,000	200,000	Paid in RMB200 million
Sinopec Shanghai 24000 T/A precursor fiber and 12000 T/A 48K large tow carbon fiber project	3,489,638	1,099,999	Under construction
100 ton high performance carbon fiber test plant	566,183	326,739	Under construction
Improvement transformation project of clean water and sewage separation of Sinopec Shanghai	155,293	80,000	Under construction
Third circuit 220kV incoming power line project of Sinopec Shanghai	507,120	75,000	Under construction
The compliance transformation project plus the hidden danger rectification project of the control system in the control room of 1#, 2#, 3#, 4# refining combined unit of oil refining department	97,689	70,000	Interim delivery
Compliance transformation project of control room of the synthetic resin department (the former plastics department)	121,991	60,000	Under construction
Compliance transformation project of energy consumption of 2xCC100 Turbine (No.5 and No.6) for coal power units	93,260	53,000	Put into operation

Note:	In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the Company is RMB1,487 million.

The Group’s capital expenditures for 2023 are estimated at approximately RMB3,700 million.

54	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(III)	Discussion and analysis on future development of the Company

1.	Industry competition and development trends

From the macroeconomic situation, the crisis in Ukraine is still ravaging the world. The global monetary tightening cycle persists, and the downward risk of the world economy is mounting. It is the norm that the external environment becomes unstable, uncertain, unpredictable. China’s economy is under “triple pressure” exacerbated by “more than expected changes”. In such case, it is a daunting task to stabilize growth, employment and prices. Although the market demand rebounds and the economy is expected to pick up, there are still interference factors. From the energy price trend, the geopolitical risk premium stays high, the OPEC restricts production and prices, Russian export restrictions intensify the international oil price fluctuation, gas replenishment in Europe remains uncertain, and prices may surge in the replenishment season and heating season. It is expected that a medium-high price of international oil and gas will be maintained throughout the year. From the industrial competition landscape, the domestic oil refining and processing volume reaches its peak. Refined oil consumption hits a plateau. The overcapacity in tandem with sluggish demand only intensify market competition. The resource agglomeration and competition effect of leading enterprises of main units will be more prominent. The penetration rate of the new energy vehicle market jumps faster, the substitution effect also demonstrates itself faster, and the competitive advantage is significantly enhanced.

A comprehensive analysis of the annual production and operation shows that the Company will encounter the following four challenges: First, the wild fluctuation in oil prices challenge the control over the production rhythm. High oil and gas prices, high discount of freight charges, and the refined oil pricing mechanism lead to the decline in refining margins, which significantly hinder the operation of the industry chain. With the regulation over processing volume arrangements skipping cycles, synergies among different segments become more difficult. Second, market uncertainties challenge the optimal regulation of resources. The recovery of refined oil consumption is slow, the chemical market space narrows, the incremental scale of new business is limited, and the pressure to expand market and sales is more pronounced. Third, the continued transmission of inflation challenges the control over investment cost. The rising rigid cost of investment indicates an even greater impact on the completion of free cash flow, asset-liability ratio, cost margin and other indicators. It also means a much greater test for securing the financial position and debt credit stability. Fourth, external risk pooling challenges the prevention and control of operational risks. Geopolitical turmoil, economic downturn, and oil price fluctuations increase the input of external risks. Oil refining and chemical engineering segments are under the pressure of operating losses. The reduction in inventory profit and the greater risk of price drop add to the challenge in maintaining efficiency and steady growth.

Annual Report 2022	55

Report of the Directors (continued)

2.	Development strategies of the Company

The Group’s development objectives are to evolve itself into a “leading domestically, first-class globally” energy and chemical and new material enterprise. The key components of the Group’s development strategy are as follows: to take into account both low cost and differentiation, and to focus on both scale and refinement. The Company focuses on value and market orientation, creativity, talents as the backbone of the Company, the emphasis of environment and low carbon emissions and integrated development, to realize low cost and large scale of the upstream, and high value-added and refinement of the downstream. The Company will give full play to its advantages of sound product chain, diversified products and close monitoring of the market to enhance competitiveness. Under the guidance of the development strategy, according to the requirements of North-South Transformation raised by Shanghai Government, the Company will actively promote the transformation of oil refining to chemical industry, chemical industry to materials, materials to high-end products, and parks to ecology, will carry out comprehensive technological transformation and quality upgrades, and will further optimize refining product structure to better meet the market needs. The Company will strengthen the core industries of mid-to-high-end new materials such as carbon fiber, and take polyester, polyolefin, elastomer, and C-5 downstream fine chemical new materials as breakthrough and extension for the mid-to-high-end new materials which will help the North-South transformation and the construction of Carbon Valley Green Bay and local industrial parks in Jinshan District. The Company will develop wind, light, fire, and biological integrated power generation and green hydrogen production technology, and will realize the energy structure transformation from fossil energy to fossil energy combined with renewable energy to achieve energy saving. Through diversified industrial linkage development and cluster agglomeration, the Company will build an industrial base with green energy, fine chemical, and high-end material on the north bank of Hangzhou Bay with world-scale and first-class competitiveness.

3.	Management Plan

In 2023, the Company will, adhering to the principle of prioritizing stability while pursuing progress, integrate into the new development landscape and coordinate development and safety in a better way, to lay a solid foundation for its high-quality development on all fronts. In 2023, the Company plans to process a total of 13.6 million tons of crude oil, produce a total of 8.001 million tons of refined oil products, 756,000 tons of ethylene, 680,000 tons of p-xylene, and 698,700 tons of new synthetic resin products and special materials annually. In order to achieve the business objectives for 2023, the Group will focus on the following five areas of work:

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(1)	Strengthen safety and environmental protection and improve the level of intrinsic safety

Learning from accidents, we exercise full and strict management over the Company, and strengthen the fulfillment of responsibilities. We strictly control risks and ensure safety and environmental protection. We strengthen the control over contractors, promote the review of contractors’ QHSE system, and strengthen the supervision over direct work safety. While enhancing the basic skills training, we optimize the training mode and process. We push forward the effective operation of the HSE management system, improve environmental protection KPI indicators, and meet basic emission standards. In addition, we strictly implement the principles of solid waste reduction, recycling and harmlessness, and advance the construction of waste-free factories.

(2)	Strengthen efficiency and reduce costs to improve production and operation

We implement the target of efficiency improvement and cost reduction throughout production and operation. We put equal emphasis on both process and equipment, to ensure the stable and efficient operation of equipment. We optimize crude oil procurement, transportation and distribution, production operation and maintenance, energy saving and “three new business” (new energy, new materials and new economy), strictly control costs and expenses, and improve cost control. These efforts aim to maximize the overall efficiency of the Company.

(3)	Strengthen management to improve efficiency and enhance endogenous momentum

We keep optimizing the management system and mechanism, further optimize the organizational setup, and improve management efficiency and level. We strengthen organizational performance management by improving assessment, incentives and constraints, and refining the internal management market-oriented working mechanism.

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(4)	Focus on transformation and development and promote the development of key projects

We accelerate transformation and upgrading. We go all out to create a more resilient and higher-value integrated industrial chain, and build an industrial base featuring green energy, fine chemical and high-end materials. We speed up the breakthroughs in core technologies in key fields and the implementation of key projects. During the year, the first phase of 48K large-tow carbon fiber went into commercial operation. We carried out the second phase of equipment construction, made available 100-ton test devices for high-performance carbon fiber and pilot plants for aeronautical composite materials, and accelerated the construction of 250,000 tons/year thermoplastic elastomer projects. We strengthen the construction of platforms of sci-tech innovation and our innovation capability. We promote the application of new technologies and processes in production units. Furthermore, we strengthen the operation and management of joint laboratories with universities to integrate production, learning, research and application.

(5)	Strengthen team building and consolidate the foundation for corporate development

We enhance cadres’ ability to perform their duties and continuously promote the construction of cadre management system. We also further better the talent system. Specifically, we provide the basic skills training for skilled operators, and continue with the business competition themed “big drills and big game”. We refine the plan for training and introducing talents, and improve the management plus assessment and incentive of cutting-edge and urgently-needed talents. These efforts will enable us to maintain the personal interests, long-term interests and fundamental interests of the employees, and enhance the satisfaction and sense of gain of the grass-roots employees.

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4.	Possible Risks

(i)	The cyclical characteristics of the petroleum and petrochemical products market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the sales prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the sales prices of the Group’s petroleum products.

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Report of the Directors (continued)

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB3,700.0 million in 2023, which will be met by financing activities and certain of own funds. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fundraising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

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(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and ADR.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemical products industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

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Report of the Directors (continued)

(vii)	Risks associated with control by the substantial shareholder

Sinopec Corp., the controlling shareholder of the Company, owns approximately 5,459 million shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

Section III Analysis of Operating Information in Chemical Industry

(I)	Basic information of the industry

1.	Industry policy and changes

In 2022, the National Development and Reform Commission, the Ministry of Industry and Information Technology and other relevant ministries and commissions promulgated a number of industrial policies closely related to the petrochemical industry, including the “Implementation Guidelines for Transformation and Upgrade of Energy Conservation and Carbon Reducing in Key Sectors of Energy-intensive Industries (2022 Edition)” promulgated in February, the “Guidance on Promoting High-quality Development of Petrochemical and Chemical Industry in the 14th Five-Year Plan” promulgated in March, the “Implementation Plan for Carbon Peaking in the Industrial Sector” promulgated in August, as well as the “Guidelines for Development and Construction of Chemical Parks”, the “Guidance Catalogue for Industrial Restructuring”, the “National Catalogue of Advanced Technologies in Cleaner Production” and other new industrial policies. In November, the “Notice on Further Improving the Control of Energy Use from Raw Materials Not Included in Total Energy Consumption” was issued, specifying that “Coal, petroleum, natural gas and their products used for the production of olefins, aromatics, alkynes, alcohols, synthetic ammonia and other products for non-energy purposes belong to the category of raw material energy.” This policy will free up certain space and potential for high-quality development of petrochemical industry, especially for new chemical materials, high-end fine chemicals, medical chemicals, high-purity reagents and other high-performance materials and specialty chemicals used in high-end manufacturing and strategic emerging industries supporting, providing new opportunities.

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In terms of security and environmental protection and addressing climate change, in January, the Ministry of Ecology and Environment and the National Development and Reform Commission issued the “14th Five-Year Plan for Marine Ecological and Environmental Protection”, the Ministry of Industry and Information Technology and the National Development and Reform Commission issued the “Implementation Plan on Accelerating the Comprehensive Utilization of Industrial Resources”, and the General Office of the State Council issued the “Implementation Opinions on Strengthening the Supervision and Management of Sewage Discharge Outlets into Rivers and the Sea”. In March, the National Development and Reform Commission and the National Energy Administration issued the “Medium- and Long-term Plan for the Development of Hydrogen Energy Industry (2021-2035)”. In April, the Ministry of Ecology and Environment issued the “Implementation Plan for Environmental Impact Assessment and Discharge Permitting for the 14th Five-Year Plan”, and the Ministry of Ecology and Environment and the National Development and Reform Commission issued the “Work Plan for Strengthening the Construction of the Personnel Training System for Higher Education in Carbon Peak and Carbon Neutrality”. In May, the Ministry of Ecology and Environment and the National Development and Reform Commission issued the “Strategy 2035 for Climate Change Adaptation” and the General Office of the State Council issued the “Implementation Plan for Promoting High-quality Development of New Energy in the New Era”. In June, the Ministry of Science and Technology and the National Development and Reform Commission issued the “Implementation Plan for Achieving Carbon Peaking and Carbon Neutrality through Science and Technology (2022-2030)”. In August, the Ministry of Ecology and Environment and the Development and Reform Commission issued the “Action Plan for Strengthening Protection and Restoration of the Yangtze River”. In October, the General Administration for Market Supervision and the National Development and Reform Commission issued the “Plan for Establishing and Improving a Standard Measurement System for Carbon Peaking and Carbon Neutrality”, etc., which provide strong policy support or constraint for the petrochemical industry to do a good job in safety and environmental protection, carbon peaking and carbon neutrality.

2.	Basic situation of major segments and the Company’s industry status

In 2022, downstream production demand for petroleum and chemicals is generally weak due to macroeconomic slowdown, higher energy prices, and continued decline in real estate.

Production. Crude oil processing declined for the first time after years of growth, with a cumulative processing volume of 676 million tons for the year, representing a decrease of 3.4% year-on-year. Production of refined oil products achieved growth in the face of reduced crude oil processing, with a large differentiation among varieties. The total output of refined oil products (gasoline, kerosene and diesel) was 366 million tons, representing an increase of 3.2% year-on-year, compared with a decrease of 8.1% in the previous year. Among them, diesel oil increased by 17.9% year-on-year; gasoline decreased by 5.1% year-on-year; and kerosene decreased by 24.9% year-on-year. The annual capacity utilization rate of the chemical industry was 76.7%, representing a decrease of 1.4 percentage points year-on-year, and the total production of major chemicals decreased by 0.4% year-on-year. Among them, ethylene production was 28.975 million tons, representing a decrease of 1% year-on-year. The total output of synthetic materials declined, with the output of synthetic resin increasing slightly by 1.5% and the output of synthetic fiber monomer (polymer) decreasing by 6.5%.

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Consumption. According to the statistics from the National Bureau of Statistics and the China Petroleum and Chemical Industry Federation, the total annual apparent consumption of crude oil and natural gas was 1.039 billion tons (oil equivalent), representing a decrease of 0.3% year-on-year; the total apparent consumption of major chemicals decreased by 1.4% year-on-year, among which the apparent consumption of ethylene was 30.888 million tons, representing a decrease of 0.8% year-on-year; the total apparent consumption of synthetic materials was about 217 million tons, representing a decrease of 4.8% year-on-year, of which synthetic resins decreased by 1.5%; and the synthetic fiber monomer (polymer) decreased by 10.5%.

Trade. In 2022, domestic imports of crude oil was 508 million tons, representing a slight decrease of 1.0% year-on-year, the second consecutive year of decline since 2021, and the foreign-trade dependence of imports was 71.2%, representing a fall of 0.8 percentage points year-on-year. Annual imports of natural gas was 152.07 billion cubic meters, representing a decrease of 10.4% year-on-year, and the foreign-trade dependence of imports was 40.2%, representing a fall of 4.4 percentage points year-on-year. In 2022, exports of refined oil products have declined for three consecutive years, with exports of 34.428 million tons, a sharp decline of 14.6%. Imports of organic chemicals and synthetic materials declined for the second consecutive year, while exports surged, and net imports declined significantly. In 2022, imports of organic chemicals decreased by 26.6% year-on-year, while exports increased by 11.3% year-on-year, and the net imports was 22.804 million tons, representing a sharp decrease of 45.7%; and imports of synthetic materials decreased by 9.7% year-on-year, while exports increased by 12.3% year-on-year, and the net imports was 21.304 million tons, representing a decrease of 24.5%.

The profitability of chemicals declined. As upstream raw materials run at high levels, and downstream demand is insufficient, the industry-wide revenue margin was 6.8% in 2022, representing a decrease of 1.2 percentage points year-on-year; the loss of loss-making enterprises rose 71.8% year-on-year; and the loss of the whole industry was 19.4%, representing an increase of 3.9 percentage points year-on-year.

The Group is one of the major large-scale refining and chemical integration enterprises in China. As the production capacity of the Group’s main products has not increased in recent years, while other domestic enterprises are expanding their capacity, coupled with the impact of plant failures and maintenance during the year, the output of ethylene, p-xylene, ethylene glycol and other products produced by the Group continues to decline in the market share of similar products in China in 2022. In 2022, the output of the Group’s main products accounted for 1.0%-2.0% of the national output of corresponding products.

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(II)	Products and production

1.	Main operating model

The Company’s main operating models are: crude oil procurement; processing and production of synthetic fibre, resin, plastic, intermediate petrochemical products and petroleum products; realizing profit through product sales.

2.	Main products

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price- influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control

Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel	International crude oil price, government control

Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel	International crude oil price, supply-demand balance

PX	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance

Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition

Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition

Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply-demand condition

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Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price- influencing factors

Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibres	International crude oil price, supply-demand balance

PE	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply-demand condition

PP	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply-demand condition

Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/ warehousing	Polyester fibre or film, container	Raw material price and market supply-demand condition

Acrylics	Synthetic fibres	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply-demand condition

Fine chemical products	Intermediate petrochemicals	C-5	Road transportation, shipping and rail transportation/ warehousing	Resin, adhesive, traffic paint, building and ornament material, packaging material, printing ink, rubber processing, etc.	Raw material price and market supply-demand condition

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	Production			Sales
Product	2022 (10,000 tons)	2021 (10,000 tons)	Year-on-year change	2022 (10,000 tons)	2021 (10,000 tons)	Year-on-year change
Diesel Note1	252.02	338.80	-25.61%	251.84	338.10	-25.51%
Gasoline	257.08	339.64	-24.31%	255.84	340.23	-24.80%
Jet Fuel Note1	81.70	118.45	-31.03%	66.24	99.57	-33.48%
Paraxylene	58.59	49.63	18.05%	58.54	46.53	25.82%
Benzene Note2	30.32	30.67	-1.14%	29.70	29.99	-0.97%
Ethylene Glycol	9.57	15.07	-36.50%	6.24	4.14	50.72%
Ethylene Oxide	19.67	33.56	-41.39%	19.23	32.78	-41.34%
Ethylene Note2	59.81	71.28	-16.09%	—	—	—
Polyethylene	39.12	49.62	-21.16%	38.28	49.63	-22.87%
Polypropylene	39.70	45.59	-12.92%	37.07	42.26	-12.28%
Polyester Pellet Note2	10.75	34.34	-68.70%	10.89	30.24	63.99%
Acrylic	1.96	7.10	-72.39%	2.06	7.32	-71.86%
Polyester Staple	0	2.62	-100.00%	0	2.73	-100.00%

Note 1: Excludes sales volume on a sub-contract basis.

Note 2: The difference between production and sales are internal sales.

The above-mentioned sales volume and sales revenue do not include the trading of petrochemical products of the Group.

3.	R&D and Innovation

Please refer to 3.2.C of the section Management Discussion and Analysis in this chapter for details of the R&D and innovation of the Group.

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4.	Production techniques and processes

The key component of the vertically integrated production facility of the Company is the ethylene facility producing ethylene and propylene and aromatics facility mainly producing paraxylene and benzene. Ethylene is the main raw material for the production of polyethylene and ethylene glycol, while ethylene glycol and PTA polymerization produces polyester. Propylene is the main raw material for the production of acrylics and polypropylene. The above-mentioned products all use crude oil as raw material and are processed through a series of petrochemical facilities. The chart below illustrates in brief the production processes of the Company.

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5.	Capacity and operation status

Key production facilities (number of sets)	Designed capacity (tons)	Capacity Utilization (%)
Crude oil distillation facility (2)	14,000,000	89.52
Hydrocracking facility (2)	3,000,000	88.88
Ethylene facility	700,000	97.06
* Aromatics facility (2)	835,000	96.86
PTA facility	400,000	—
Ethylene oxide/Ethylene glycol facility (2)	525,000	77.48
Catalytic cracking	3,500,000	92.19
Delayed coking (2)	2,200,000	88.60
** Diesel hydrogenation (2)	3,850,000	83.31
** Acrylonitrile facility	650,000	100.35
C-5 Separation (2)	185,000	123.25
*** Polyester facility (3)	550,000	87.31
**** Polyester staple fibre facility (2)	158,000	—
**** Polyester filament facility	21,000	—
***** Acrylics staple fibre facility (3)	140,800	93.03
Polyethylene facility (3)	408,000	93.33
Polypropylene facility (3)	400,000	95.13
Vinyl acetate facility	86,100	104.41

*	No.1 PX facility (235,000 tons/year) was suspended for the whole year.
**	No.2 Diesel hydrogenation facility (1,200,000 tons/year) was revamped into acrylonitrile facility by the end of 2016. Annual production is 650,000 tons/year.
***	No.2 polyester fibre facility (300,000 tons/year) and No.3 polyester fibre facility (100,000 tons/year) were suspended for the whole year.
****	Polyester staple fibre facility and polyester filament facility were suspended for the whole year.
*****	Acrylic south unit (46,800 tons/year) and the Acrylic north unit (66,000 tons/year) were suspended for the whole year.

For capital expenditure items, please refer to “Non-fundraising projects” in the section headed “Principal Operations of the Company during the Reporting Period” in Section II Management Discussion and Analysis of this chapter.

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(III)	Raw material procurement

1.	Basic information of major raw materials

Major raw materials	Procurement mode	Settlement method	Year on year change rate of price (%)	Purchase quantity	Consumption
Crude oil	Agency procurement	Agreement settlement	39.03%	9,737.8 thousand tons	10,067.1 thousand tons

Impact of price changes of major raw materials on the Company’s operating costs

The rise in the market price of crude oil led to a year-on-year increase in the unit processing cost of the company’s crude oil by 44.87% and an increase in the company’s operating cost by 23.70%.

2.	Basic information of major energy sources

Major energy sources mode	Procurement	Settlement method	Year on year change rate of price (%)	Purchase quantity	Consumption
Coal	Entrusted procurement	Conduct monthly assessment and settlement according to the benchmark price	14.29%	1,767.1 thousand tons	1,735.2 thousand tons

Impact of major energy sources price changes on the Company’s operating costs

The rise of coal market price led to a year-on-year increase of 15.38% in the unit cost of coal and an increase of 0.39% in the operating cost of the company.

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3.	Measures to deal with the risk of raw material price fluctuation

A Brief account of holding derivatives and other financial products

In 2022, the price of international crude oil market fluctuated and rose. The Company carried out crude oil (lending and return) hedging business in August and December 2021 respectively, and bought 2.15 million barrels of DUBAI SWAP; and positions were closed at the end of May and October 2022. In July, September, November 2021, and February and March 2022, the Company conducted crude oil (high sulfur price difference) hedging business, selling 2.7 million barrels of DTD SWAP and buying 2.7 million barrels of DUBAI SWAP. The position was closed at the end of the second quarter of 2022. The Company is engaged in the hedging business of refined oil products (crack spread of refined oil products), selling 1.653 million barrels of Gasoil 10 ppm Sin and buying 1.653 million barrels of DUBAI SWAP by the end of December; selling 604,000 barrels of Kerosene Sin and buying 604,000 barrels of DUBAI SWAP; and all positions were closed by the end of the fourth quarter. The commodity derivative business carried out belongs to hedging business. The implementation of the above businesses has no risk exposure, and the maximum amount of possible loss is RMB50,000 thousand. In 2022, the Company delivered USD57,876,800 in commodity financial derivatives, equivalent to RMB398,661,800, and the position at the end of the year was USD0. The combination of financial derivatives is matched by the hedged project as a whole, played the role of hedging real price risk.

For the accounting policies related to hedge accounting of the Company, please refer to Note III.9 to the financial statements prepared in accordance with the CAS in this annual report.

(IV)	Sales of products

1.	Sales model

The Company’s sales models are mainly direct sales and agency sales. The products are mostly sold to large trading companies and industrial users, including Sinopec Group and its designated clients. The Company has established long-term relationships with these clients.

2.	Pricing strategy and change in prices of major products

Most of the products of the Company are sold at market price. However, sales of the Company’s major petroleum products (gasoline, diesel and jet fuel) are also subject to different extent of government pricing (guided-price).

The prices of products of the Company that are not subject to price control are fixed with reference to the market price in the main chemical products market of Shanghai and other places in China. The Company keeps monitoring major international commodity markets, especially the price trend in Asian markets. In most cases, the Company revises product prices monthly while more frequent price revisions will be made during periods of intense price fluctuations.

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3.	Basic information of main businesses of the Company by industry segment

Please refer to “Comparison and analysis of results of the Company’s operations” in Management Discussion and Analysis of this chapter for basic information of main business of the Group by industry segment.

4.	Basic information of main businesses of the Company by sales channel

		Unit: RMB’000
Sales channel	Revenue	Year-on-year increase/ decrease in revenue (%)
Direct sales	49,938,358	-8.28%
Agency sales	20,488,212	-13.51%
Trading	12,016,586	8.65%

5.	Basic information of joint products, side products, semi-finished products, waste, residual heat utilization products during the production process of the Company

The Company owns a power plant which provides power and steam resources mainly to the Company while the surplus is sold to external parties. In 2022, the Company sold 1,122.2 thousand giga joules of steam, generating revenue of RMB111 million.

(V)	Environmental protection and safety

1.	Major safety production accident of the Company during the Reporting Period

Nil.

2.	Major environmental violations

Nil.

72	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

Section IV Major Events

(I)	Plan for profit distribution of ordinary shares or capital reserve capitalization

1.	Cash Dividend Policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association. The proposed amendments to the Articles of Association and its appendices were considered and approved at the annual general meeting of 2015 held on 15 June 2016. According to Article 206 of the Articles of Association:

1.

The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

2.

The Company may distribute dividends in the following forms: cash, shares or other forms permitted by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

3.

The Company shall distribute cash dividends when the Company’s net profit and retained earnings, are positive and the Company has adequate cash inflows over the requirements of cash flows for its operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

4.

The Company may adjust its profits distribution policy referred to in sub-paragraphs 2 and 3 of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Board considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the Board shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by way of special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

Annual Report 2022	73

Report of the Directors (continued)

5.

The management of the Company shall formulate the annual profits distribution plan and submit such plan to the Board for consideration. Independent directors shall issue independent opinions on such plan and the Board shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph 3 of this Article, independent directors shall issue independent opinions whilst the Board shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 214 of the Articles of Association.

2.	Plan for profit distribution or capitalization of capital reserves for the Reporting Period

In 2022, the net loss attributable to equity shareholders of the Company amounted to RMB2,872,072 thousand under CAS (net loss of RMB2,846,156 thousand under IFRS). The Board does not recommend distribution of annual dividends, and will not conduct capitalization of capital reserves.

3.	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

Unit: RMB’000

Year of dividend payment	Amount of bonus shares for every 10 shares (share)	Amount of dividend for every 10 shares (RMB) (including tax)	Amount of capitalization for every 10 shares (share)	Amount of cash dividend by other means (e.g. share repurchase)	Total amount of cash dividend (including other means) (including tax)	Net profit attributable to shareholders of ordinary shares of the listed company in the consolidated statement for the year	Percentage of net profit attributable to shareholders of ordinary shares of the listed company in the consolidated statement (%)
2022	0	0	0	25,688.59	25,688.59	-2,872,072	N/A
2021	0	1.0	0	0	1,082,381.35	2,000,506	54.11
2020	0	1.0	0	0	1,082,381.35	628,110	172.32

74	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(II)	Fulfilment of undertakings

1.	Undertakings made by the de facto controller, shareholders, connected parties and purchasers of the Company and the Company itself during the Reporting Period or continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of the Company upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

For details, please refer to “The Explanatory Memorandum for the Share Reform Scheme of the Company” (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The share reform scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the “Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 13 August 2013.

With regard to the aforementioned undertakings, the Company did not notice any violation in fulfilling the above undertakings by Sinopec Corp.

(III)	Events regarding capital occupation and repay during the Reporting Period

Nil.

Annual Report 2022	75

Report of the Directors (continued)

(IV)	Explanation on the reasons and impact for the Company’s changes in accounting policies, accounting estimates, or correction of previous significant accounting errors

1.	New standards adopted by the Group and revision and explanation of the standards

The Group has applied the following standards and amendments for the first time for their annual Reporting Period commencing 1 January 2022:

•

CAS Bulletin No.15 (Caikuai [2021] No.35) (“Bulletin No.15”) “About the accounting treatment of external sales of products or by-products produced by enterprises before the fixed assets are ready for their intended use or during the research and development process” (“Accounting treatment of trial operation sales”)

•	“Judgment regarding onerous contracts” in Bulletin No.15

•	Notice on the Adoption of the Accounting Treatment of COVID-19-Related Rent Concessions (Caikuai [2022] No.13)

•	Amendments to IAS No.16 “Property, Plant and Equipment: Proceeds before Intended Use”

•	Amendments to IAS No.37 “Projected Liabilities, Contingent Liabilities and Contingent Assets: Onerous Contracts - Cost of Fulfilling a Contract”

•	Annual Improvements to IFRS Standards 2018-2020

•	Amendments to IFRS 3, Reference to the Conceptual Framework

The adoption of the above new standards does not have a significant impact on the financial position and operating results of the Group.

No other standards or interpretation revisions with impact on the Group’s combined financial statements was first effective for the financial year started on 1 January 2022.

(V)	Appointment and dismissal of auditors

During the Reporting Period, the original accounting firm of the company has served for the audit period. The Company held a general meeting of shareholders on 22 June 2022 and approved the appointment of KPMG Huazhen LLP as the domestic auditor of the Company in 2022 and KPMG as the overseas auditor of the Company in 2022.

76	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

Details of the auditors appointed by the Company during the Reporting Period and the appointment details are as below:

Unit: RMB Yuan

Current
Name of the domestic auditors	KPMG Huazhen LLP
Duration of audit of the domestic auditors	2 years
Name of the international auditors	KPMG
Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance
Duration of audit of the international auditors	2 years
Remuneration of the domestic and international auditors	6,837,000

During the Reporting Period, KPMG Huazhen LLP and KPMG and its member firms provided tax consulting services to the Group at a service fee of RMB129 thousand.

(VI)	Material litigation or arbitration

The Company was not involved in any material litigation or arbitration during the year.

(VII)	Punishment and reprimand of the listed company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers

During the Reporting Period, the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had not been investigated or taken administrative regulatory measures by the CSRC, nor have been subject to any compulsory measures according to law, criminal liability, administrative penalties or disciplinary sanctions by the stock exchange due to reasons attributable to the Company.

(VIII)	Credit status of the Company and its controlling shareholder and de facto controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

Annual Report 2022	77

Report of the Directors (continued)

(IX)	The Share Option Incentive Scheme of the Company

The Share Option Incentive Scheme of the Company took effect from 23 December 2014, with a validity period of 10 years until 22 December 2024. The first grant of A-share share options under the Share Option Incentive Scheme was on 6 January 2015. For details, please refer to the relevant announcements uploaded on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company on 6 January 2015. All the exercise periods of the first grant have ended on 28 December 2018. For details, please refer to the relevant announcements uploaded on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company on 28 December 2018. At present, the Company has no other granting scheme.

During the Reporting Period, the Company did not grant A-share share options under the Share Option Incentive Scheme, nor did the grantees exercise any A-share share options, and no A-share share options were cancelled or lapsed.

(X)	Major connected transactions

1.	Connected transactions in relation to daily operations

Continuing connected transactions under chapter 14A of the Hong Kong Listing Rules

The Board of Directors of the Company considered and approved on 10 November 2022 the entering into a new Mutual Product Supply and Sales Services Framework Agreement and a new Comprehensive Services Framework Agreement between the Company and Sinopec Group and Sinopec Corp., which are valid for three years until 31 December 2025; and the Financial Services Framework Agreement signed with Sinopec Group is valid for one year until 31 December 2023. The Company has disclosed three agreements and the continuing connected transactions thereunder in the announcement dated 10 November 2022, and considered and approved the new Mutual Product Supply and Sales Services Framework Agreement, the new Comprehensive Services Framework Agreement and the continuing connected transactions thereunder, as well as the annual caps for the years 2023 to 2025 at the third extraordinary general meeting of the Company in 2022.

The Company entered into a storage service agreement with Sinopec Commercial Reserve Co., Ltd., a wholly-owned subsidiary of Sinopec Group, the actual controller of the Company, and its subsidiary Baishawan branch (“Baishawan branch”) on 31 December 2020. Accordingly, Baishawan branch provides storage services to the Company, with the service period from 1 January 2021 to 31 December 2023, and the maximum annual storage service fee is RMB114 million (including value-added tax). For details, please refer to the announcements of the company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange dated 8 December 2020.

78	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

The table below sets out the transaction amounts of the Company’s continuing connected transactions with Sinopec Corp. and Sinopec Group during the Reporting Period:

Unit: RMB’000

Type of connected transaction	Connected person	Annual cap for 2022	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	78,591,000	58,502,366	80.89%
Sales of petroleum products and petrochemicals	Sinopec Group, Sinopec Corp. and their associates	71,274,000	51,288,425	67.66%
Property leasing	Sinopec Group, Sinopec Corp. and their associates	37,000	33,866	45.06%
Agency sales of petrochemical products	Sinopec Corp. and its associates	169,000	90,341	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group, Sinopec Corp. and their associates	1,074,000	812,516	48.79%
Petrochemical industry insurance services	Sinopec Group and its associates	130,000	109,597	100.00%
Financial services	Associate of Sinopec Group (Sinopec Finance)	200,000	2,917	0.54%
Storage services agreement
Storage services	Associate of Sinopec Group (Baishawan Branch)	114,000	114,000	83.28%

The prices of continuing connected transactions between the Company and Sinopec Group, Sinopec Corp. and their associates are based on: 1) national pricing; or 2) national guidance price; or 3) the market price is determined by both parties through negotiation, and the conclusion of the connected transaction agreement is based on the needs of the Company’s production and operation. Therefore, the above continuing connected transactions do not have a significant impact on the independence of the Company.

Annual Report 2022	79

Report of the Directors (continued)

The independent non-executive director of the Company has reviewed the continuing connected transactions of the Group and confirmed that: The above continuing connected transactions have been entered into: 1) in the ordinary and usual course of business of the Company; 2) on normal commercial terms or better; 3) according to the agreement governing them on terms that are fair and reasonable and in the interests of the shareholders as a whole; and 4) have not exceeded the annual cap.

KPMG, the Company’s overseas auditor, has carried out the test work on the continuing connected transactions of the company during the Reporting Period in accordance with the Hong Kong assurance business Standards No. 3000 “assurance business other than the audit or review of historical financial information” issued by the Hong Kong Institute of certified public accountants and with reference to the “auditor’s letter on Continuing Connected Transactions described in the Hong Kong Listing Rules” No. 740 of the practice notes. The auditor has complied with Rule 14A.56 of the Hong Kong Listing Rules and provided a confirmation letter on the disclosure of continuing connected transactions.

Connected transactions under Chapter 14A of the Hong Kong Listing Rules

On 15 June, 2022, Shanghai Petrochemical Investment Development Company Limited (“Shanghai Petrochemical Investment”), a wholly-owned subsidiary of the Company, entered into the Forward Equity Transfer Agreement and the Entrusted Operation Management Agreement with Sinopec Capital Co., Ltd. (“Sinopec Capital”). According to the transaction arrangements, Sinopec Capital will entrust Shanghai Petrochemical Investment to exercise its management and operation rights in the Langfang Feize Composites Technology Limited (the “Target Company”) on its behalf. On the basis of this, Shanghai Petrochemical Investment proposes to acquire 49.91% equity interest of the Target Company held by Sinopec Capital (the “Target Equity Interests”) on the basis of entrusted operation within 19 months from the next day after the completion of Sinopec Capital’s investment in the Target Company. The consideration will be determined based on the appraised value of the Target Equity Interests and confirmed by way of a supplementary agreement to be entered between Sinopec Capital and Shanghai Petrochemical Investment then. The transaction will help develop the Company’s product market and increase profitability after the 12,000 tons/year 48K large-tow carbon fiber project is put into production, and can create better conditions for the development of the hydrogen energy industry. Sinopec Capital is a subsidiary of Sinopec Group, the controlling shareholder of the Company. Thus, Sinopec Capital is a connected person of the Company. Related announcements were published on the official websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange on 24 March 2022 and 23 March 2022, respectively.

80	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

The Company entered into the Technology Development Contract with Sinopec Corp. on 15 December 2022, according to which Sinopec Corp. entrusted the Company to research and develop the 100 ton level high-performance carbon fiber related devices. The total consideration of the Technology Development Contract is RMB44,400,000, and Sinopec Corp. will pay RMB5,010,000 and RMB39,390,000 in 2022 and 2023 respectively. Sinopec Corp. is the controlling shareholder of the Company and is therefore a connected person of the Company. Related announcements were published on the official websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 20 December 2022 and 19 December 2022, respectively.

The connected transactions between the Group and Sinopec Group, and Sinopec Corp. and their associates, as disclosed in Note 32 to the financial statements prepared under IFRS in the 2022 annual report of the Company constituted connected transactions under Chapter 14A of the Hong Kong Listing Rules. The relevant connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

2.	Connected parties’ liabilities

Unit: RMB’000

Connected party	Connected relationship	Funds provided to connected parties			Funds provided by connected parties to the listed company
		Balance as at the beginning of the period	Transaction amount	Balance as at the end of the period	Balance as at the beginning of the period	Transaction amount	Balance as at the end of the period
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	61,131	76,345	137,476	981,669	253,553	1,235,222

Note 1:

The period-end balance of the funds provided by the Group to the connected parties was mainly the receivables from the closed derivative gains and losses that have not been settled between the Group and Sinopec Corp. and its subsidiaries.

Note 2:

The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries as well as the long-term borrowings generated by the Group’s acceptance of loans from Sinopec Corp. and its subsidiaries.

Annual Report 2022	81

Report of the Directors (continued)

(XI)	Material contracts and their performance

1.	Entrustments, sub-contracts and lease arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the period.

2.	Guarantees

There were no guarantees provided by the Company during the Reporting Period.

3.	Entrusting others to conduct wealth management

Please refer to “Investment of the Company” in the section headed “Principal Operations of the Company during the Reporting Period” in Section II “Management Discussion and Analysis” of this chapter.

4.	Other major contracts

There were no major contracts of the Company during the Reporting Period.

(XII)	The Company’s disclosure on the fulfillment of its corporate social responsibility

1.	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2022 and the Company’s 2022 Environment, Social and Governance Report, please refer to the “2022 Environmental, Social and Governance Report of Sinopec Shanghai Petrochemical Company Limited” (“2022 ESG Report”) published by the Company on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

2.	Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the polluting enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to the Measures for Self-Monitoring and Information Disclosure of the Enterprises subject to Intensive Monitoring and Control by the State (Trial Implementation), the Company has disclosed to the public on the website of the Shanghai Municipal Bureau of Ecology and Environment about the sites of the pollution sources, the types and concentration of pollutants which are subject to intensive monitoring and control by the State.

82	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It has continually received ISO14001 Environmental Management System Certification. In January 2013, it obtained the certifications from the Shanghai Audit Center of Quality, including quality (GB/T19001: 2008), environment (GB/T24001: 2004) and occupational health and safety (GB/T28001: 2011). In December 2022, the Company was awarded the title “Sinopec Green Enterprise for 2022”; and continued to use the title “All-China Environmentally Friendly Enterprise” through the review of China’s environmentally friendly enterprises.

In 2022, the Company kept well prepared for the worst scenarios, enhanced its “red line” consciousness, practiced the HSE concept and system thinking, and implemented the HSE system. We kept in mind that “Out of limits equals to accidents and being punished is a disgrace” and strengthened source control. We implemented a “dual prevention mechanism” to prevent and address major security and environmental protection risks and improve the essential security and environmental protection level; in addition, we strove for excellence in HSE performance, and helped in achieving the vision of building a “domestic leading and world-class” energy, chemical and new materials company.

In 2022, the Company formulated the “Implementation Plan of SPC for Deepening the Battle Against Pollution Prevention and Control”, planned prevention and control of water pollution, air pollution, solid waste pollution, soil and groundwater pollution, noise pollution and radiation pollution, environmental risk prevention and control, ecological protection, environmental monitoring and other key tasks. In 2022, the emissions of ammonia nitrogen, sulfur dioxide and nitrogen oxide decreased by 57.64%, 23.90%, 10.56%, respectively, and COD emissions increased by 7.19% year-on-year.

In 2022, the Company achieved a 100% comprehensive standard rate of effluents, a 99.99% standard rate of controlled exhaust gas discharge, and a 100% rate of proper disposal of hazardous waste.

The Company continued to progress the LDAR related work. In 2022, we tested a total of 2,902,476 sealing points of production units, detected 8,374 leak points and repaired 8,245 points, with a repair rate of 98.50%.

In 2022, we paid environmental tax totaling RMB11,416,500 to Jinshan District Tax Bureau.

3.	Administrative penalties for environmental problems during the Reporting Period

In 2022, the Company received no administrative penalties for environmental problems.

Annual Report 2022	83

Report of the Directors (continued)

4.	Construction and operation of pollution prevention facilities

Main pollution facilities	Pollutant	Emission limits (mg/m3)	Actual in 2022 (mg/m3)	Reach (or not reach) the standard
Thermoelectric boiler	SO2	35	6.51	Reach
	NOx	50	16.61	Reach
	Particulate matter	10	0.89	Reach
2#sulfur	SO2	100	21.48	Reach
3#sulfur	SO2	100	1.33	Reach
4#sulfur	SO2	100	27.73	Reach
Catalytic cracking	SO2	50	4.06	Reach
	NOx	100	13.91	Reach
	Particulate matter	30	6.77	Reach
Process heating furnace	SO2	50	1.22	Reach
	NOx	100	36.30	Reach
	Particulate matter	20	1.17	Reach
Sewage treatment plant	COD mg/l	60	27.82	Reach
	Ammonia nitrogen mg/l	8	0.15	Reach

5.	Environmental impact assessment and other environmental protection administrative licensing of construction projects

According to the requirements of laws and regulations such as the Environmental Impact Assessment Law, the Classified Management Directory of Environmental Impact Assessment of Construction Projects and the Implementation Specifications on Classified Management Directory of Environmental Impact Assessment of Construction Projects in Shanghai (2021), the Company implemented classification management in consideration of the impact of Company’s construction projects on the environment. The Company also strictly verified the implementation of environmental protection measures during different stages such as feasibility study, design, construction and confirmation of trial production conditions etc.

In 2022, seven projects, including the SPC Thermoplastic Elastomer Project, received EIA approval. Four projects, such as the project of hidden danger control and management in T-104 tank intrinsic safety and environmental protection in the Storage and Transportation Department, the project of T-763 and T-764 tanks renovation storage of ethyl coke in the Storage and Transportation Department, and the energy saving and improvement project of kerosene unit of No. 3 combined refinery unit in the Refining Department were completed and accepted.

In 2022, the Company completed the change of emission permit in August, October and December respectively.

84	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

6.	Emergency response plan for emergent environmental incidents

In 2022, the Company organized the revision of the “Emergency Response Plan for Emergent Environmental Incidents” in accordance with Sinopec Group’s “Guidelines for the Preparation of Enterprise Emergency Plans for Environmental Emergencies” (for trial implementation), formulated annual drill plans, equipped emergency materials as needed, and organized regular environmental emergency drills to improve emergency response and disposal capabilities.

On 6 May 2022, the Company conducted the drill for leakage and fire emergency at reflux pump E-GA-406B seal of propylene distillation column in 2# olefin complex. The emergency plan applied the “On-site Emergency Plan for Leakage of Reflux Pump E-GA-406B of Propylene Distillation Column at Olefin Complex”, the “Comprehensive Emergency Response Plan of SPC”, the “Specific Emergency Plan for Fire and Explosion Accidents”, the “Specific Emergency Plan for Hazardous Chemicals (with major hazard sources) Accidents”, the “SPC’s Comprehensive Emergency Response Plan for Environmental Emergencies” and other emergency plans. The drill proved that the aforementioned emergency plans were sufficient and effective. The drill process meets the requirements.

On 7 December 2022, the Company conducted the “Emergency Response Drill for Leakage of SPC to SECCO Mutual Supply Pipeline”. This drill was based on the “Comprehensive Emergency Response Plan of SPC”, the “Specific Emergency Plan for Long-Distance Pipeline Leakage of SPC”, and the “SECCO Specific Emergency Plan for External Pipelines”. The incident handling procedure was rehearsed through a simulated pipeline leak under realistic scenarios, combining with the experience and achievements of the desktop drill, so as to improve the decision making and execution ability of relevant personnel to deal with emergencies quickly, which prove that the above-mentioned emergency plans are sufficient and effective.

7.	Environmental self-monitoring programme

According to the environmental monitoring plan for 2022 formulated by the Company, the environmental monitoring station basically organized to complete a number of daily monitoring tasks such as clearing water, atmospheric environment, exhaust gas, and noise.

In 2022, a total of 20,857 water quality monitoring data was collected, including 1,713 outsourced projects; a total of 6,234 air and exhaust gas monitoring data was collected, including 5,465 outsourced projects; and a total of 404 noise monitoring data was collected.

Annual Report 2022	85

Report of the Directors (continued)

8.	Measures taken to reduce carbon emissions and its effects during the Reporting Period

Whether to take carbon reduction measures	Yes

Emission reduction of CO2 equivalent (in tons)	108,433

Type of carbon reduction measures (such as using clean energy to generate electricity, using carbon reduction technologies in the production process, developing and producing new products that help reduce carbon emissions, etc.)	1. Photovoltaic power generation of 480,000 kWh, reducing carbon emissions from purchased electricity by 273 tons.

2. Conducting biomass fuel-blended combustion and coupled power generation to achieve the number of biomass fuel and carbon dioxide emission reduction over “doube 10,000 tons”.

3.  In 2022, we formulated 82 actions for energy conservation and carbon reduction, including energy efficiency improvement projects and energy saving measures, so as to have a grasp of energy conservation and carbon reduction. In 2022, a total of 57 actions was completed, which saved 36,600 tons of standard coal and reduced about 95,000 tons of carbon dioxide equivalent.

86	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

9.	Consolidate and expand the poverty alleviation and Rural Revitalization

Poverty alleviation and rural revitalization projects	Quantity/content	Explanation
Total investment (RMB10 thousand)	125.55
Number of people benefited (person)	1,754
Forms of assistance (e.g. poverty alleviation	Poverty alleviation	—
by developing industries, poverty alleviation	through education
through increasing employment, poverty alleviation through education, etc.)

Annual Report 2022	87

Report of the Directors (continued)

(XIII)	Inter-bank bond market non-financial enterprise debt financing instruments

1.	Basic information of debt financing instruments of financial enterprises

Bond name	Abbreviation	Code	Issue date	Value date	Due dale	Bond balance	Interest rate (%)	Repayment of principal and interest	Trading place	Investor suitability arrangements (if any)	Trading mechanism	Is there any risk of termination of listing
Phase I ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	22 Sinopec Shanghai Petrochemical SCP001	012280265	17 January 2022	18 January 2022	18 May 2022	0	2.35%	One time repayment of principal and interest upon maturity	Inter bank market clearing house

The investors who subscribe

for the current ultra

short-term financing

bonds are domestic

qualified institutional

investors (unless otherwise

stipulated by national

laws, regulations and

departmental rules)

The current ultra short-term

financing bonds can be circulated and transferred in the national inter-bank bond market on the working day next to the creditor’s right registration date. It is conducted

in accordance with the relevant provisions promulgated by the National Interbank Funding Center.

												No

Phase II ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	22 Sinopec Shanghai Petrochemical SCP002	012280834	3 March 2022	7 March 2022	5 July 2022	0	2.01%	One time repayment of principal and interest upon maturity	Inter bank market clearing house	The investors who subscribe for the current ultra short-term financing bonds are domestic qualified institutional investors (unless otherwise stipulated by national laws, regulations and departmental rules)	The current ultra short-term financing bonds can be circulated and transferred in the national inter-bank bond market on the working day next to the creditor’s right registration date. It is conducted in accordance with the relevant provisions promulgated by the National Interbank Funding Center.	No

Phase III ultra short term financing bonds of Sinopec Shanghai Petrochemical Co. Ltd. in 2022	22 Sinopec Shanghai Petrochemical SCP003	012282420	7 July 2022	11 July 2022	8 December 2022	0	1.98%	One time repayment of principal and interest upon maturity	Inter bank market clearing house	The investors who subscribe for the current ultra short-term financing bonds are domestic qualified institutional investors (unless otherwise stipulated by national laws, regulations and departmental rules)	The current ultra short-term financing bonds can be circulated and transferred in the national inter-bank bond market on the working day next to the creditor’s right registration date. It is conducted in accordance with the relevant provisions promulgated by the National Interbank Funding Center.	No

88	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

2.	Bond interest payment and cashing during the Reporting Period

Bond name	Description of interest payment
Phase I ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	One time repayment of principal and interest upon maturity
Phase II ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	One time repayment of principal and interest upon maturity
Phase III ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	One time repayment of principal and interest upon maturity

3.	Intermediaries providing services for bond issuance and duration business

Name of intermediary	Office address	Name of signing accountant	Contact person	Contact number

Industrial Bank Co., Ltd	15/F, Xingye building, 20 Chaoyangmen North Street, Chaoyang District, Beijing	—	Lin Chen Geng Ruizi	010-89926551 010-62677777

Beijing Haiwen law firm	20th floor, fortune financial center, No. 5, Middle East Third Ring Road, Chaoyang District, Beijing	—	Gao Wei	010-85606888

Zhongchengxin international credit rating Co., Ltd	Building 6, Galaxy SOHO, No. 2, nanzhuxuan interchange, chaoyangmennei street, Dongcheng District, Beijing	—	Liu Yang	010-66428877

Inter-bank market clearing house Co., Ltd	33rd floor, Oriental International Financial Plaza, 318 south Zhongshan Road, Shanghai	—	Issue post	021-63326662

Beijing Financial Assets Exchange Co., Ltd	17 B Financial Street, Xicheng District, Beijing	—	Issue department	010-57896722 010-57896516

Annual Report 2022	89

Report of the Directors (continued)

4.	Use of raised funds at the end of the reporting period

Unit: RMB Currency: RMB

Bond name	Total amount of proceeds	Used amount	Unused amount	Operation of special account for proceeds (if any)	Rectification of irregular use of proceeds (if any)	Whether the use of proceeds was in line with that mentioned in the prospectus, the plan for use and other agreements
Phase I ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	1,500,000,000.00	1,500,000,000.00	0	—	—	Yes
Phase II ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	1,500,000,000.00	1,500,000,000.00	0	—	—	Yes
Phase III ultra short term financing bonds of Sinopec Shanghai Petrochemical Co., Ltd. in 2022	2,000,000,000.00	2,000,000,000.00	0	—	—	Yes

90	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

5.	Accounting data and financial indicators of the Company in recent 2 years as of the end of the reporting period (Prepared under CAS)

Unit: RMB’000 Currency: RMB

Main indicators	2022	2021	Increase/decrease compared to the previous year (%)	Reason for change

Net (loss)/profit after deducting non-recurring profit and loss	-2,790,773	1,908,105	-246.26	In 2022, the price of crude oil rose sharply, the market for chemical products continued to be depressed, the price increase was less than that of raw materials, and the Company suffered losses.
Current ratio (%)	112.63	132.52	Decreased by 19.91 percentage points	Decrease in current assets
Quick ratio (%)	60.52	94.63	Decreased by 34.11 percentage points	Decrease in quick assets
Gearing ratio (%)	36.06	35.38	Increased by 0.68 percentage points
EBITDA total debt ratio	-0.11	0.28	-140.05	In 2022, the price of crude oil rose sharply, the market for chemical products continued to be depressed, the price increase was less than that of raw materials, and the Company suffered losses.
Interest cover	-35.54	29.12	-222.05	In 2022, the price of crude oil rose sharply, the market for chemical products continued to be depressed, the price increase was less than that of raw materials, and the Company suffered losses.

Annual Report 2022	91

Report of the Directors (continued)

Main indicators	2022	2021	Increase/decrease compared to the previous year (%)	Reason for change
Cash interest cover	-74.46	45.85	-262.40	In 2022, the price of crude oil rose sharply, the market for chemical products continued to be depressed, the price increase was less than that of raw materials, and the Company suffered losses.
EBITDA interest cover	17.11	(50.01)	-134.21	In 2022, the price of crude oil rose sharply, the market for chemical products continued to be depressed, the price increase was less than that of raw materials, and the Company suffered losses.
Loan repayment rate (%)	100%	100%	—	No change
Interest coverage rate (%)	100%	100%	—	No change

(XIV)	Equity-linked agreements

Apart from the Share Option Incentive Scheme disclosed in item (9) under Chapter IV, Section IV “Major

Events” of this Report, the Company does not have any equity-linked agreements during the year.

(XV)	Tax rate

The income tax rate currently applicable to the Group is 25% (2021: 25%).

(XVI)	Deposits

The Company did not have any entrusted deposits during the Reporting Period. As at 31 December

2022, the Group did not have any term deposits which could not be collected upon maturity.

92	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(XVII)	Reserves

Details of changes in reserves are set out in note 31 to the consolidated financial statements prepared under IFRS.

On 31 December 2022, the Company’s reserves available for distribution to shareholders of the Company (including share capital premium and undistributed profits) were RMB7,339,125 thousand (2021: RMB11,240,259 thousand).

(XVIII)	Financial summary

A summary of the results, total assets, total liabilities and shareholders’ equity of the Group as at 31 December 2022 are set out on page 6-9 of this annual report.

(XIV)	Bank loans and other borrowings

Details of bank loans and other borrowings of the Company and the Group for the year ended 31 December 2022 are set out in note 26 to the consolidated financial statements prepared under IFRS.

(XX)	Interest capitalized

Details of interest capitalized during the year are set out in note 9 to the consolidated financial statements prepared under IFRS.

(XXI)	Property, plant and equipment

Changes in property, plant and equipment during the year are set out in note 16 to the consolidated financial statements prepared under IFRS.

Annual Report 2022	93

Report of the Directors (continued)

(XXII)	Purchase, sale and redemption of the Company’s securities

On 22 June 2022, SPC’s 2021 Annual General Meeting, the Second A Shareholders Class Meeting for 2022 and the Second H Shareholders Class Meeting for 2022 considered and approved the “Proposal to the Shareholders at the General Meeting to Authorize the Board of Directors to Repurchase the Domestic Shares and/or Overseas listed Foreign Shares of the Company”, authorizing the Board of Directors to repurchase not more than 10% of the issued H shares of the Company. During the Reporting Period, the Company repurchased a total of 24,528,000 H shares from the Hong Kong Stock Exchange for a consideration of RMB25,689,000, all of which were cancelled on 17 February 2023. For details, please refer to the relevant announcements on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company. The Board considers that the H share buyback has increased the net asset value per share and/or earnings per share of the Company, which is beneficial to the Company and its shareholders. The monthly report of share repurchases are as follows:

		Price Paid per Share		Total Consideration
Repurchase month	Number of shares repurchased	Highest price (HK $)	Lowest price (HK $)	(Hong Kong dollars)	(RMB in thousand)
2022
October	4,956,000	1.10	1.03	5,315,529.60	4,883
November	15,866,000	1.26	1.04	17,741,300.20	16,299
December	3,706,000	1.39	1.25	4,905,361.20	4,507
Total	24,528,000	—	—	27,962,191.00	25,689

Save as disclosed in this report, neither the Company nor the Group has purchased, sold or redeemed any of the Company’s listed securities.

(XXIII)	Pre-emptive rights

According to the Articles of Association and the laws of the PRC, there is no pre-emptive right which requires the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

94	Sinopec Shanghai Petrochemical Company Limited

Report of the Directors (continued)

(XXIV)	Donations

During the Reporting Period, the Company donated RMB400,000 to Shanghai Donghua University Education Development Foundation to establish the “Donghua University Shanghai Petrochemical Scholarship”; RMB100,000 to 2022 “SCIP+” Green Chemical Innovation and Entrepreneurship Competition to fund the competition; RMB1.9 million to Shanghai Jinshan District Education Development Foundation to support local schools in Jinshan District in awards for education and teaching achievements; and RMB500,000 to the middle school of Bangor County in Nagqu, Tibet to promote education and help rural revitalization.

(XXV)	Tax relief

During the Reporting Period, the holders of listed securities of the Company were not entitled to tax relief due to the holding of listed securities of the Company in accordance with the PRC laws.

(XXVI)	Delisting of the Company’s ADSs from the New York Stock Exchange

During the Reporting Period, the Company voluntarily delisted its ADSs from the New York Stock Exchange which has taken effect on 6 September 2022 (U.S. Eastern time). For further details, please refer to the announcements dated 12 August 2022 and 8 December 2022 published on the official websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange, respectively.

Section V Business Review and Outlook

Please refer to Section II “Management Discussion and Analysis” of this chapter for the business review of the Group for the year ended 31 December 2022 and the outlook for 2023.

Annual Report 2022	95

Directors, Supervisors, Senior Management and Employees

(I)	Changes in shareholdings and remuneration

1.	Changes in shareholdings and remuneration of Directors, Supervisors and senior management who hold the position currently or left the office during the Reporting Period

Name	Used name/ alias	Position	Gender	Age	Date of commencement of service term	Date of end of service term	Number of shares held at the beginning of the Reporting Period (ten thousand shares)	Number of shares held at the end of the Reporting Period (ten thousand shares)	Change in number of shares during the Reporting Period (ten thousand shares)	Reasons of change	Total Remuneration received from the Company during the Reporting Period (before taxation) (RMB ten thousand)	Whether received remuneration from connected person(s) of the Company
Wan Tao	None	Executive Director & Chairman	M	55	September 2022	June 2023	0	0	0	—	29.09	No
Guan Zemin	None	Executive Director, Vice Chairman & President	M	59	June 2020	June 2023	0	0	0	—	145.91	No
Du Jun	Ma Jun	Executive Director, Vice President & Chief Financial Officer	M	52	June 2021	June 2023	0	0	0	—	132.21	No
Huang Xiangyu	None	Executive Director & Vice President	M	55	June 2020	June 2023	14	14	0	—	112.11	No
Xie Zhenglin	None	Non-executive Director	M	58	June 2020	June 2023	0	0	0	—	0	Yes
Peng Kun	None	Non-executive Director	M	57	June 2020	June 2023	0	0	0	—	88.59	No
Li Yuanqin	None	Independent Non-executive Director	F	50	June 2020	June 2023	0	0	0	—	15.00	No
Tang Song	None	Independent Non-executive Director	M	43	June 2020	June 2023	0	0	0	—	15.00	No
Chen Haifeng	None	Independent Non-executive Director	M	49	June 2020	June 2023	0	0	0	—	15.00	No
Yang Jun	None	Independent Non-executive Director	M	66	June 2020	June 2023	0	0	0	—	15.00	No

96	Sinopec Shanghai Petrochemical Company Limited

Directors, Supervisors, Senior Management and Employees (continued)

Name	Used name/ alias	Position	Gender	Age	Date of commencement of service term	Date of end of service term	Number of shares held at the beginning of the Reporting Period (ten thousand shares)	Number of shares held at the end of the Reporting Period (ten thousand shares)	Change in number of shares during the Reporting Period (ten thousand shares)	Reasons of change	Total Remuneration received from the Company during the Reporting Period (before taxation) (RMB ten thousand)	Whether received remuneration from connected person(s) of the Company
Gao Song	None	Independent Non-executive Director	M	53	June 2020	June 2023	0	0	0	—	15.00	No
Ma Yanhui	None	Supervisor, Chairman of the Supervisory Committee	M	52	June 2020	June 2023	0	0	0	—	129.73	No
Zhang Feng	None	Supervisor	M	54	June 2020	June 2023	1	1	0	—	78.04	No
Chen Hongjun	None	Supervisor	M	52	June 2020	June 2023	3.14	3.14	0	—	83.38	No
Zhang	None	Supervisor	M	53	June 2020	June 2023	0	0	0	—	0	Yes
Xiaofeng Zheng Yunrui	None	Independent Supervisor	M	58	June 2020	June 2023	0	0	0	—	10.00	No
Choi Ting Ki	None	Independent Supervisor	M	69	June 2020	June 2023	0	0	0	—	10.00	No
Jin Qiang*	None	Vice President	M	58	June 2020	June 2023	30.1	30.1	0	—	133.43	No
Jin Wenmin*	None	Vice President	M	58	June 2020	June 2023	17.5	17.5	0	—	112.57	No
Zhou Jijun**	None	Vice President	M	58	January 2023	June 2023	0	0	0	—	0	No
Huang Fei*	None	Vice President	M	46	June 2020	June 2023	0	0	0	—	110.94	No
Liu Gang	None	Board Secretary	M	51	April 2021	June 2023	0	0	0	—	92.03	No
Wu Haijun***	None	Former Executive Director & Chairman	M	61	June 2020	September 2022	0	0	0	—	87.63	No

Total	/	/	/	/	/	/	65.74	65.74	0	/	1,430.66	/

*

On 15 February 2022, Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei proposed request to the Board that they would no longer serve as executive Directors due to job change. Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei’s resignation took effect when the resignation reports were delivered to the Board of the Company on 15 February 2022.

**	Mr. Zhou Jijun was appointed as the Vice President of the Company by the Board of the Company on 18 January 2023.
***

On 8 September 2022, Mr. Wu Haijun proposed request to the Board that he would no longer serve as Chairman, executive Director, Chairman of the Strategy Committee and member of the Nomination Committee of the Company due to job change. Mr. Wu Haijun’s resignation took effect when the resignation report was delivered to the Board of the Company on 8 September 2022.

Annual Report 2022	97

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and senior management

Directors:

Wan Tao, born in January 1968, currently serves as the Company’s Chairman, Executive Director, Chairman of the Strategy Committee and member of the Nomination Committee, director of Shanghai SECCO and Chairman of Chemical Industry Park. From August 2012 to January 2017, he served as deputy director of the Chemical Department of Sinopec Corp. From March 2013 to January 2017, he served as supervisor of Sinopec Catalyst Co., Ltd. From March 2014 to January 2017, he served as director of Sinopec Great Wall Energy & Chemical (Guizhou) Co. Ltd. From January 2017 to December 2019, he served as general manager of Sinopec Yizheng Chemical Fibre Limited Liability Company and general manager of Yizheng Branch at Sinopec Assets Management Co, Ltd. From January 2017 to January 2018, he served as deputy secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company. From January 2018 to July 2022, he served as executive director and secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company. In July 2022, he was appointed as secretary of the CPC Committee of the Company and director of Shanghai SECCO. In September 2022, he was appointed as Chairman, Executive Director, Chairman of the Strategy Committee and member of the Nomination Committee of the Company. In October 2022, he was appointed as Chairman of Chemical Industry Park. Mr. Wan graduated from Tianjin University in 1992 with an engineering master’s degree in chemical engineering. He is a senior engineer.

Guan Zemin, born in December 1964, is serving as Vice Chairman, Executive Director, Vice Chairman of the Strategy Committee and President of the Company. Mr. Guan started to work in 1990, and he has successively served as Section Manager of Technology Development Section, Technology Development Department, and Deputy Chief Engineer of Wuhan Petrochemical Works, and Director of Catalyzing Workshop, Deputy Director and Director of Production Scheduling Department, and Deputy Chief Engineer of the Wuhan branch of Sinopec Corp. (“Wuhan Branch”). From December 2012 to December 2018, he served as Deputy General Manager of Wuhan Branch. From May 2016 to December 2019, he served as General Manager and Director of Sinopec-SK (Wuhan) Petrochemical Company Limited. From December 2018 to December 2019, he served as the Director and Deputy Party Secretary and General Manager of Wuhan Branch. In December 2019, he was appointed as Deputy Secretary of the Company. From February 2020, he served as the President of the Company. From June 2020, he served as the Executive Director, Vice Chairman and Vice Chairman of the Strategy Committee of the Company. Mr. Guan graduated from the Fine Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a Master’s degree in Engineering in July 1990. He is a senior engineer by professional title.

98	Sinopec Shanghai Petrochemical Company Limited

Directors, Supervisors, Senior Management and Employees (continued)

Du Jun, born in March 1970, is currently the Executive Director, member of the Strategy Committee, Vice President and Chief Financial Officer of the Company, chairman of Jinshan Associated Trading, and director of Chemical Industry Park. Mr. Du stared the work in 1990 and successively served as the chief of the second section of the Secretary of the general manager’s office of Yangzi Petrochemical Co., Ltd., the deputy director of the finance department and the deputy director of the Finance Department of Yangzi Petrochemical Co., Ltd. From August 2004 to July 2007, he served as the director of the Finance Department of Yangzi Petrochemical Co., Ltd. From July 2007 to August 2012, he served as the director of the Finance Department of Yangzi Petrochemical Co., Ltd. From August 2012 to August 2016, he served as the chief accountant of Yangzi Petrochemical Co., Ltd. From December 2015 to September 2020, he served as the supervisor of Yangzi Petrochemical BASF Co., Ltd. From June 2016 to September 2020, he served as a director of Yangzi Petrochemical Co., Ltd. From August 2016 to September 2020, he served as the chief accountant of Yangzi Petrochemical Co., Ltd. From September 2020, he served as the deputy general manager and chief financial officer of the Company. He has been the chairman of Jinshan Associated Trading since December 2020. He has been a director of Chemical Industry Park since December 2020. He has been an Executive Director of the Company since June 2021. He has been a member of the Company’s Strategy Committee since March 2022. Mr. Du graduated from Southeast University in 1990, majoring in industrial enterprise management, and obtained a master’s degree in Business Administration from Southeast University in 2004. He has the title of senior accountant.

Huang Xiangyu, born in March 1968, is the Executive Director and Vice President of the Company. Mr. Huang started his career in 1990 and joined Shanghai Petrochemical Complex in 1992. He served as the Deputy Director of the chemical workshop of Shanghai Jinyang Acrylic Plant, Deputy Director of Jinyang Equipment, Director and Deputy Director of Jinyang Acrylic Equipment of Acrylic Business Unit and Chief Engineer of Acrylic Business Unit. From July 2011 to January 2020, he served as the Director of the Acrylic Fiber Research Institute of the Company. From November 2011 to January 2020, he served as the Chief Engineer of the Acrylic Fiber Department of the Company. From February 2019 to January 2020, he served as Deputy Chief Engineer of the Company. From February 2020, he served as the Vice President of the Company. He has been an Executive Director of the Company since June 2020. Mr. Huang graduated from the Organic Chemical Major of the School of Chemical Engineering, East China University of Science and Technology with a Bachelor’s degree in Engineering in July 1990. He obtained a Master’s degree in Engineering from Donghua University in May 2004. He graduated from Polymeric Chemistry and Physics Major of Fudan University with a doctor’s degree in Science in June 2013. He is a professorate senior engineer by title.

Annual Report 2022	99

Directors, Supervisors, Senior Management and Employees (continued)

Xie Zhenglin, born in February 1965, is a Non-Executive Director, member of the Strategy Committee of the Company, Vice President of Chemical Service Department of the Sinopec Corp., General Manager of Sinopec Group Assets Management Co., Ltd., a director of Chongqing Yangzijiang Acetyl Chemical Co., Ltd., Chairman of Tianjin Jinpuli Environmental Protection Technology Co., Ltd., and a director of Sinopec Shanghai Gaoqiao Petrochemical Co. Ltd. Mr. Xie started his work in 1989, served as Principal Staff Member of State Price Control Bureau and State Development Planning Commission. After joined Sinopec Group in September 1995, he successively served as Deputy Director of the Comprehensive Division of the Finance Department, Deputy Director of Capital Management Department, Director of the Capital Management Division of the Finance and Assets Department, Director of the Capital Management Division of the Financial Planning Department, Deputy Director of the Financial Planning Department of Sinopec Corp., Deputy Director of General Accounting Department of Sinopec Assets Management (presided over the work), Deputy Director of Assets Management Department of Sinopec Corp., Deputy General Manager of Sinopec Assets Management, Acting Director of Assets Management Department of Sinopec Corp., and Deputy Executive Director and Deputy General Manager of Sinopec Assets Management. From April 2014 to October 2020, he served as the Vice Chairman and director of China Merchants Energy Shipping Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 601872). From April 2014 to December 2019, Mr. Xie served as Director of Assets Management Department of Sinopec Group, and Executive Director and General Manager of Sinopec Assets Management. He has been the Deputy President of Chemical Service Department of Sinopec Corp. and General Manager of Sinopec Assets Management since December 2019. From June 2020, he served as the Executive Director and a member of the Strategy Committee of the Company. Mr. Xie obtained a Master’s degree in Economics from Graduate School of Chinese Academy of Social Science in August 1989. He obtained a Master’s degree in Business Administration from University of Houston in May 2007. He is a Senior Accountant by professional title.

Peng Kun, born in December 1966, is currently a Non-executive Director, the General Manager of Human Resource Department, Minister of Party Committee Organization Department, Director of the CPC United Front Work Department and Director of the Office of Veteran Cadres of the Company. Mr. Peng joined the Shanghai Petrochemical Complex in 1986 and served as Deputy Director of General Affairs Office, Department of Chemical Engineering, General Research Institute of the Company, assistant manager of the life logistics subsidiary of Easy-Art Design, section manager of Coordination Section of Chemical Engineering Institute, section manager of Administration Department, Secretary of Party General Branch and Deputy Director of Quality Center, Deputy Party Secretary and Secretary of Commission for Discipline Inspection of Quality Management Center, Director of Labor Union, and Chairman, Secretary of the Communist Party Committee and Deputy Manager of Labor Union. He served as Director of Human Resources Department of the Company from February 2016 to April 2018, the Head of Human Resources Division of the Company from April 2018 to May 2019, and the Head of Organization and Personnel Division of the Company from May 2019 to March 2020. He was appointed as Director of CPC United Front Work Department and Director of Retired Cadres Office in May 2019, and General Manager of Human Resources Department and Director of CPC Organization Department of the Company from March 2020. From June 2020, he served as the Non-executive Director of the Company. Mr. Peng graduated from East China University of Science and Technology in Engineering Management Major in July 2004 and obtained senior professional and technical title.

100	Sinopec Shanghai Petrochemical Company Limited

Directors, Supervisors, Senior Management and Employees (continued)

Li Yuanqin, born in July 1973, is an Independent Non-executive Director, Chairman of the Audit Committee of the Company, Professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. Ms. Li has been appointed as an Independent Non-executive Director of the Company since August 2017. She is currently the independent director of Yunsai Zhilian Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600602, 900901) and Hengtian Kaima Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 900953). Ms. Li served as an independent director of Shanghai New World Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600628) from June 2014 to December 2021. From April 2000 to March 2003, Ms. Li served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was a lecturer of the School of Management of Shanghai University. From September 2009 to March 2020, she was the associate professor of the School of Management of Shanghai University. She has been the professor of the School of Management of Shanghai University since March 2019, and the associate head of the Department of Accountancy of Shanghai University since May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth and ninth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-practicing member of the Chinese Institute of Certified Public Accountants. She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

Tang Song, born in December 1980, is serving as the Independent Non-executive Director and a member of the Audit Committee and Remuneration and Appraisal Committee of the Company, Dean Assistant of School of Accountancy, Shanghai University of Finance and Economics, Professor and PH. D and graduate student supervisor. Mr. Tang obtained a bachelor’s degree in management (accountancy) in June 2003 from the School of Accountancy of the Shanghai University of Finance and Economics, and obtained a doctor’s degree from a successive postgraduate and doctoral program in management (accountancy) in June 2008. Mr. Tang worked in the School of Accounting and Finance, Hong Kong Polytechnic University for collaborative research from August 2008 to August 2009. He worked in China Europe International Business School for collaborative research from August 2009 to June 2010. Mr. Tang served as a lecturer of School of Accountancy, Shanghai University of Finance and Economics from June 2010 to July 2012. He served as associate professor of the School of Accountancy, Shanghai University of Finance and Economics from August 2012 to June 2019. Mr. Tang served as Dean Assistant of Shanghai University of Finance and Economics from January 2019, and as a Professor of the School of Accountancy of the University since August 2019. Mr. Tang served as an independent director of the Shanghai Qifan Cable Co. Ltd. (listed on Shanghai Stock Exchange, stock code: 605222) from July 2019 to July 2022, served as an independent director of Tibet Dongcai Fund Management Co., Ltd since August 2019, and as an Independent Director for the Shanghai Universal Biotech Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 301166) since April 2020. Mr. Tang served as the Independent Non-executive Director, member of the Audit Committee and the Strategy Committee of the Company since June 2020 and served as an independent director for Wuxi Commercial Mansion Grand Orient Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600327) since November 2020. He served as an independent director for Shanghai Shine-Link International Logistics Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603648) since September 2022.

Annual Report 2022	101

Directors, Supervisors, Senior Management and Employees (continued)

Chen Haifeng, born in January 1974, is serving as an Independent Non-executive Director, member of the Audit Committee and the Nomination Committee of the Company, and a Senior Director of the Shanghai MindMotion Microelectronics Co., Ltd. Mr. Chen graduated from Fudan University with a Bachelor’s degree in applied physics in July 1997. He served as clerk, project supervisor, and project manager of Investment Banking Department of CITIC Securities from July 1997 to August 2001. Mr. Chen served as Senior Manager of Strategic Investment Department of SVT Group from September 2002 to February 2006. He served as Senior Manager of Investment Banking Department of Orient Securities from August 2006 to March 2008. Mr. Chen served as senior vice president and Sponsor Deputy of Investment Banking Department of China Jianyin Investment Securities from April 2008 to May 2012. He served as CEO and Sponsor Deputy of Investment Banking Department of Caida Securities from June 2012 to June 2015. Mr. Chen served as an independent director of Cnnc Hua Yuan Titanium Dioxide Company Limited (listed on Shenzhen Stock Exchange, stock code: 002145) from February 2015 to October 2018. He served as CEO and Sponsor Deputy of Investment Banking Department in Dongxing Securities from July 2015 to September 2017. Mr. Chen has been a non-independent director of Zhejiang Yueling Wheels Corporation from October 2017 to December 2020 (listed on the Shenzhen Stock Exchange, Stock Code: 002725). He served as an Independent Non-executive Director, member of the Audit Committee and member of the Nomination Committee of the Company since June 2020. He served as a senior director of Shanghai MindMotion Microelectronics Co., Ltd. since January 2021.

Yang Jun, born in August 1957, is serving as an Independent Non-executive Director, Chairman of the Nomination Committee and the Remuneration and Appraisal Committee of the Company, a director (vice president level) of Gansu Gangtai Holding (Group) Co., Ltd., and the chief supervisor of Shanghai Aoqi Science and Technology Development Foundation. Mr. Yang graduated from East China University of Political Science and Law with a degree in Law in September 1979 and from Peking University with a Master’s degree in Civil Law in July 1991. He worked in Shanghai Intermediate Court and Supreme Court from July 1983 to July 2005. He served as an assistant to the president and general legal officer of Shanghai United Assets and Equity Exchange, general manager of Beijing Headquarter of Central Enterprise Equity Exchange, operation director of Equity Exchange and general manager of Financial Equity Exchange from July 2005 to September 2017. He has served as an arbitrator of China International Economic and Trade Arbitration Commission from March 2007 to March 2015 and served as an arbitrator of Shanghai International Economic and Trade Arbitration Commission and Shanghai Arbitration Commission since March 2007. He served as independent non-executive director of China Merchants Securities Co., Ltd. (listed on the Hong Kong stock exchange, stock code: 06099) from June 2011 to January 2018. He has served as independent director of Shanghai Zhenhua Heavy Industries Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600320) from April 2015 to March 2021 and a director (Vice President level) of Gansu Gangtai Holding (Group) Co., Ltd. since September 2017. He served as Independent Non-executive Director, Chairman of the Nomination Committee and Chairman of the Remuneration and Appraisal Committee of the Company since June 2020. He served as the chief supervisor of Shanghai Aoqi Science and Technology Development Foundation since January 2022.

102	Sinopec Shanghai Petrochemical Company Limited

Directors, Supervisors, Senior Management and Employees (continued)

Gao Song, born in June 1970, is serving as an Independent Non-executive Director, member of Remuneration and Appraisal Committee and Strategy Committee of the Company, Professor of Business School of East China University of Science and Technology and Director of China’s Institute for action learning. Mr. Gao graduated from Shandong University with a degree in Computer Software in 1992, from the School of Management of Fudan University with a Master’s degree in Corporate Management in 1998 and from the Antai College of Economics & Management of Shanghai Jiao Tong University with a doctorate in Corporate Management in 2006. He served as a director of Marketing Department of Shanghai Guanshengyuan Group Co., Ltd. from March 1998 to May 2002 and the general manager of Shanghai Aichu Food Co., Ltd. from May 2002 to March 2007. He has served as a professor of Business School of East China University of Science and Technology and a director of China’s Institute for Action Learning since May 2009. He was a visiting scholar at the University of Illinois at Urbana-Champaign from 2014 to 2015. From June 2020, he served as the Independent Non-executive Director, member of the Remuneration and Appraisal Committee and member of the Strategy Committee of the Company.

Supervisors:

Ma Yanhui, born in February 1971, is a Supervisor, the Chairman of Supervisory Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Ma started his career in 1996. He served as the secretary of Office of Yanhua Refinery, office secretary and deputy director of Yanhua Branch of Great Wall Lubricant Oil, supervisor and acting director and deputy director of Integrated Corporate Reform Department of China Petrochemical Corporation, and deputy director and director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd., etc. From June 2008 to August 2017, Mr. Ma was the director of Integrated Corporate Reform Department of China Petrochemical Corporation (Sinopec Group). From August 2017, Mr. Ma was the Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as Supervisor, Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a Bachelor’s degree in engineering. In June 2006, he obtained a Master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Zhang Feng, born in June 1969, is currently a Supervisor and the Auditing Director of the Company. Mr. Zhang started his career in Shanghai Petrochemical Complex in 1991. He served as Assistant of Chief and Deputy Chief of Finance Section of Polyester II Factory, Deputy Chief of Finance Section of Polyester Department, Deputy Chief and Chief of Cost Section of Finance Division of Polyester Department, Deputy Chief and Chief of Finance Division, Director Assistant, Deputy Director, Deputy Director (Hosting Work), Director of Finance Department, and Chief of Finance Division, etc. He worked as Auditing Director of the Company from December 2018 to March 2020, and as Supervisor in October 2019. From March 2020, he worked as the Auditing Director of the Company. Mr. Zhang graduated from Shanghai University of Finance and Economics in 1991, majoring in accounting, and obtained a Bachelor’s degree in Economics. Mr. Zhang is a senior accountant by professional title.

Annual Report 2022	103

Directors, Supervisors, Senior Management and Employees (continued)

Chen Hongjun, born in January 1971, is currently a Supervisor, Vice-President of Labour Union, Director of the Public Affairs Department, and Vice President of the Association of Science and Technology of the Company. Mr. Chen started his career in Shanghai Petrochemical Complex in 1996. He served as Vice Party Branch Secretary of Fibre Polymer Office, Deputy Director of Spinning Office, Director of Simulation Office, Section Manager of Scientific Research Management Department, Deputy Secretary and Secretary of Youth League Committee of the Company, Party Secretary and Deputy Director of the Chemical Engineering Department, Party Secretary and Assistant Manager of Fine Chemicals Department and Director of Public Affairs Department. Mr. Chen was appointed as Vice President of Labour Union of the Company in November 2013. He was appointed as Vice President of the Association of Science and Technology in December 2017. He served as Director of the Public Affairs Department of the Company from April 2018 to March 2020, and he was elected as Supervisor of the Company in October 2019. He was the Director of Public Affairs of the Company since March 2020. In November 2021, he served as the executive director, general manager and secretary of the general Party branch of Sinopec Shanghai Training Center, general manager of Shanghai Petrochemical training center, executive vice president of the Party school, general manager of Shanghai Convention Center and President of Jinshan Community College. In 1993, Mr. Chen graduated from Chengdu University of Science and Technology, majoring in Dyeing and Finishing Engineering, and obtained a Bachelor’s degree in engineering. In 1996, he obtained a Master’s degree in Chemical Fibre from Sichuan Unite University. Mr. Chen is a senior engineer by professional title.

Zhang Xiaofeng, born in March 1970, is serving as currently an External Supervisor of the Company, deputy general manager of the Enterprise Reform and Legal Department of Sinopec Group. Mr. Zhang currently holds the positions of supervisor of Sinopec Insurance Limited, Sinopec Oilfield Equipment Corporation, Sinopec Petroleum Reserve Company Limited and a director of Sinopec International Energy Investment Co., Ltd. Starting his career in 1995, Mr. Zhang has served as deputy chief of the Office Management Division of the Legal Department of Sinopec Group, deputy chief and chief of the Contract Project Division, chief of the Dispute Management Division, and chief of the General Management Division of Legal Department of Sinopec Group. He served as the deputy director of Legal Department of Sinopec Group from January 2018 to December 2019. He served as the supervisor of Sinopec Insurance Limited from June 2019 to May 2021. He has also served as the deputy general manager of the Enterprise Reform and Legal Department of Sinopec Group since December 2019. In June 2021, he served as a director of Sinopec International Energy Investment Co., Ltd. Mr. Zhang, majoring in international economic law, graduated from China University of Political Science and Law with a Bachelor’s degree in law in July 1995. Mr. Zhang is a senior economist by professional title and the lawyer of the Company.

104	Sinopec Shanghai Petrochemical Company Limited

Directors, Supervisors, Senior Management and Employees (continued)

Zheng Yunrui, born in December 1965, is an Independent Supervisor of the Company, a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science. He has served as the Company’s Independent Supervisor since December 2014. He is currently an independent director of Fuxin Dare Automotive Parts Co, Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473) and Wuxi New Hongtai Electrical Technology Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603016). Mr. Zheng graduated from the Shangrao Normal University in Jiangxi Province, majoring in English. Mr. Zheng obtained a Master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. From April 2013 to May 2019, he served as independent director of Hangzhou Xianfeng Electronic Technology Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002767). From 2019 to February 2020, he served as the external supervisor of Zhejiang Weihai Construction Group Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002586). From December 2015 to June 2021, he was an independent director of Jiangxi Xinyu Guoke Technology Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 300722). From April 2019 to March 2022, he served as an independent director of Dalian Electric Porcelain Group Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002606). In November 2019, he served as a member of the second Shareholding Exercise Expert Committee of China Securities Small and Medium Investors Service Center. In September 2020, he was appointed as a legal consultant of Wuxi Intermediate People’s Court. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Xuzhou, Wuxi and Suzhou. Mr. Zheng was appointed as an advisory expert on civil and administrative cases of the Supreme People’s Procuratorate and the Zhejiang People’s Procuratorate, a member of the second shareholding exercise Committee of CSI small and medium-sized investment service center, a news, public opinion and legal advisory expert of Wuxi intermediate people’s court, a member of the expert advisory Committee of Shanghai Yangpu District People’s Procuratorate and a mediator of Shanghai Second Intermediate People’s court.

Choi Ting Ki, born in September 1954, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as Independent Non-executive Director of the Company from June 2011 to June 2017 and has been Independent Supervisor of the Company since June 2017. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978 and joined KPMG in the same year. He has held various positions, including the Partner of the Audit Department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office, as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Annual Report 2022	105

Directors, Supervisors, Senior Management and Employees (continued)

Senior Management:

Jin Qiang, born in May 1965, is serving as Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including deputy chief of the Utilities Department, deputy director and director of the Machinery and Power Division of Sinopec Zhenhai Refining & Chemical Co., Ltd., and director of the Machinery and Power Division of Sinopec Zhenhai Refining & Chemical Co., Ltd. Mr. Jin was the deputy chief engineer of Sinopec Zhenhai Refining & Chemical Co., Ltd. from March 2007 to October 2011, and was appointed as the Vice President of the Company in October 2011. From June 2014 to February 2022, Mr. Jin served as an Executive Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 majoring in chemical machinery and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professorate senior engineer by title.

Jin Wenmin, born in February 1965, is serving as Vice President of the Company. Mr. Jin joined Shanghai Petrochemical Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the Storage and Transportation Branch, Manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, Manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April 2013 to February 2017, Mr. Jin was appointed as the Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as the Assistant to the General Manager of the Company and was appointed as the Vice President of the Company in September 2016. He served as the Executive Director of the Company from June 2018 to February 2022. Mr. Jin graduated from the Shanghai Second Polytechnic University in July 2003. He is a senior engineer by professional title.

Zhou Jijun, born in May 1965, is the Vice President of the Company. Mr. Zhou started his career in 1987 and served as the deputy director, chief engineer and director of Olefins Department of Sinopec Zhenhai Refining & Chemical Co., Ltd. From January 2015 to August 2016, he served as the deputy chief engineer and director of Olefins Department and secretary of Party General Branch of Sinopec Zhenhai Refining & Chemical Co., Ltd. From August 2016 to January 2019, he served as the deputy general manager and member of the Party Committee of Shanghai Gaoqiao Petrochemical Co., Ltd. From January 2019 to November 2022, he served as the vice general manager and member of the Party Committee of Shanghai SECCO. From February 2023, he served as the Vice President of the Company. Zhou Jijun graduated from Zhejiang Institute of Technology in 1987, majoring in inorganic chemical engineering, and obtained a master’s degree in engineering from East China University of Science and Technology in 1998. He is a senior engineer by professional title.

106	Sinopec Shanghai Petrochemical Company Limited

Directors, Supervisors, Senior Management and Employees (continued)

Huang Fei, born in January 1977, is serving as Vice President of the Company. Mr. Huang joined Sinopec Shanghai Petrochemical in 2000, and he has successively served as Polyolefin Plant Deputy Director of Plastic Business Unit and Manager Assistant and Polyolefin Plant Director of Plastic Department. From August 2012 to June 2014, he served as Deputy Manager of the Plastic Department. From June 2014 to February 2017, he served as Director of Statistical Center and Vice Party Secretary. From February 2017 to December 2018, he served as Manager of Olefin Department and Deputy Party Secretary. From December 2018 to January 2019, he served as President’s Assistant and the Director of Production Department. From January 2019 to December 2019, Mr. Huang served as President’s Assistant and Manager of Production Department of Shanghai SECCO. From February 2020, he served as the Vice President of the Company. From June 2020 to April 2021, he served as the Secretary to the Board and Joint Company Secretary. From June 2020 to February 2022, he served as the Executive Director and member of the Strategy Committee of the Company. Mr. Huang graduated from the polymer materials and engineering major of East China University of Science and Technology with a bachelor’s degree of engineering in July 2000. He graduated from chemical engineering major of East China University of Science and Technology with a master’s degree in April 2008. He is a senior engineer by professional title.

Liu Gang, born in September 1972, is currently the Secretary to the Board, the Joint Company Secretary, the Assistant to the General Manager, the General Counsel, and the general manager of the Capital Operation Department and Shanghai Petrochemical Investment Development Co., Ltd. Mr. Liu Gang joined the work in 1995 and successively served as the deputy director and director of the supply management department of the Company’s material supply company and the business operation manager of the Commercial Department of Shanghai SECCO. From November 2015 to August 2018, he served as the Deputy Director of the Company’s Material Procurement Center. From August 2018 to April 2019, he served as the Deputy Director (presiding over the work) of the Company’s Material Procurement Center. From April 2019 to January 2021, he served as the General Manager of the Material Procurement Center of the Company. He has been the Assistant to the General Manager of the Company since December 2019. He has been the General Counsel of the Company since March 2021. He has been the Secretary of the Board and Joint Company Secretary of the Company since April 2021. He has been the General Manager of the Company’s Capital Operation Department and Shanghai Petrochemical Investment Development Co., Ltd. since August 2021. Mr. Liu Gang graduated from China Textile University in 1995, majoring in mechatronics, and obtained a master’s degree in power engineering from East China University of technology in 2007, with the title of senior economist.

Annual Report 2022	107

Directors, Supervisors, Senior Management and Employees (continued)

(III)	Share options held by the Directors, Supervisors and senior management during the Reporting Period

There were no share options held by the Directors, Supervisors and senior management during the Reporting Period.

(IV)	Positions held in the Company’s shareholders during the Reporting Period

Name	Name of shareholder	Position held	Commencement of term of service	End of term of service
Xie Zhenglin	Sinopec Corp.	Deputy general manager of chemical business department	December 2019	May 2024
Xie Zhenglin	Sinopec Asset Management Co., Ltd.	General manager	December 2019	May 2024
Zhang Xiaofeng	Sinopec Group	Deputy general manager of enterprise reform and law department	December 2019	May 2024

(V)	Positions held in other companies during the Reporting Period

Name	Name of other company	Position held	Commencement of term of service	End of term of service
Wan Tao	Shanghai SECCO	Director	July 2022	July 2025
Wan Tao	Chemical Industry Park	Chairman	October 2022	June 2025
Wu Haijun	Shanghai SECCO	Director	August 2019	July 2022
Wu Haijun	Chemical Industry Park	Chairman	January 2018	October 2022
Du Jun	Jinshan Associated Trading	Chairman	December 2020	July 2023
Du Jun	Chemical Industry Park	Director	December 2020	June 2025

Apart from the information set out in the tables above and in section (2) “Profile of Directors, Supervisors and senior management”, no Director, Supervisor or senior management of the Company holds any other position at any other company.

108	Sinopec Shanghai Petrochemical Company Limited

Directors, Supervisors, Senior Management and Employees (continued)

(VI)	Remuneration of Directors, Supervisors and senior management during the Reporting Period

Procedures for determining the remuneration of Directors, Supervisors and senior management

Remuneration for Independent Non-executive Directors are determined in accordance with the Remuneration System for Independent Directors approved at the 2007 Annual General Meeting. Remuneration for Independent Supervisors are determined in accordance with the Remuneration Payment Method for Independent Supervisors approved at the 2016 Annual General Meeting. Remuneration of the other Directors, Employee Representative Supervisors and External Supervisors and senior management are determined in accordance with the Remuneration System for Directors, Supervisors and Senior Management approved at the 2002 Annual General Meeting.

For details of the remuneration of the Directors and Supervisors of the Company, please refer to Note 11 and Note 36 to the consolidated financial statements prepared under IFRS.

Basis for determining the remuneration of Directors, Supervisors and senior management

The remuneration of Directors, Supervisors and senior management of the Company is determined on the principles of “efficiency, motivation and fairness” and in accordance with the Remuneration System for Directors, Supervisors and Senior Management.

Remuneration paid to Directors, Supervisors and senior management	Please refer to item (1) “Changes in shareholdings and remuneration” of this chapter.

Total remuneration received by all Directors, Supervisors and senior management for the Reporting Period	RMB14.3066 million

The five highest paid individuals	Please refer to note 36(a) to the consolidated financial statements prepared under IFRS. The five individuals are the Directors, Supervisors and senior management of the Company.

Pension scheme	Please refer to Notes 2.24 and 36(b) to the consolidated financial statements prepared under IFRS.

Annual Report 2022	109

Directors, Supervisors, Senior Management and Employees (continued)

(VII)	Changes in Directors, Supervisors, and senior management during the Reporting Period

Name	Position held	Change	Reason
Wu Haijun	Executive Director, Chairman	Resigned	Job change
Jin Qiang	Executive Directors	Resigned	Job change
Jin Wenmin	Executive Directors	Resigned	Job change
Huang Fei	Executive Directors	Resigned	Job change
Wan Tao	Executive Director, Chairman	Elected	—

(VIII)	Interests and short positions of Directors, chief executives and Supervisors in the shares, underlying shares and debentures of the Company or associated corporations

As at 31 December 2022, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

Interests in the shares and underlying shares of the Company:

Name	Position held	Number of shares held (Shares)		Percentage of total issued shares of the Company (%)	Percentage of the total issued A shares (%)	Capacity
Huang Xiangyu	Executive Director and Vice President	140,000 A shares	(L)	0.001293	0.001910	Beneficial owner
Zhang Feng	Supervisor	10,000 A shares	(L)	0.000092	0.00014	Beneficial owner
Chen Hongjun	Supervisor	31,400 A shares	(L)	0.000290	0.00043	Beneficial owner

(L): Long position

110	Sinopec Shanghai Petrochemical Company Limited

Directors, Supervisors, Senior Management and Employees (continued)

Save as disclosed above, as at 31 December 2022, so far as was known to the Directors, chief executives and Supervisors of the Company, none of the Directors, chief executives or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

(IX)	Changes in Directors’ and Supervisors’ information

Save as disclosed in the 2022 interim report, disclosure of changes in Directors’ and Supervisors’ information pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules during the Reporting Period are set out as below:

(1)

Mr. Tang Song, an Independent Non-executive Director, has served as an independent director of Shanghai Shine-Link International Logistics Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603648) since September 2022.

(2)

Mr. Zheng Yunrui, a supervisor, has served as a consultant expert in civil administrative cases of Zhejiang Provincial People’s Procuratorate since November 2022, and as an arbitrator of the Arbitration Commission in Suzhou since February 2023.

(X)	Transactions, arrangements or interests of Directors and Supervisors

None of the Directors or Supervisors of the Company and the entities associated with each Director and Supervisor had any material interests, either directly or indirectly, in any material contract which was entered into by the Company or any of its subsidiaries and subsisted during the year or at the end of the year.

None of the Directors or Supervisors in this year and as at the end of this year had any interests in any businesses (other than the Group’s businesses) that competed directly or indirectly with the Group’s business.

None of the Directors or Supervisors of the Company has entered into any service contracts with the Company which are not terminable by the Company within one year without payment of compensation other than statutory compensation.

(XI)	Directors’ rights to acquire shares or debentures

During the Reporting Period, the Company did not grant the Directors the rights to acquire shares or debentures.

(XII)	Compliance of Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors, the Company obtained written confirmations from each Director and Supervisor that they have fully complied with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished inside information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

Annual Report 2022	111

Directors, Supervisors, Senior Management and Employees (continued)

(XIII)	Management contracts

During the Reporting Period, the Company did not enter into any management and administration contract regarding the whole or any substantial part of its businesses (other than the service contracts with the Directors or any full-time employee of the Company).

(XIV)	Permitted indemnity provision

Appropriate Directors’ liability insurance which is currently in force has been arranged to indemnify the Directors for liabilities arising out of corporate activities.

(XV)	Punishment by securities regulatory authorities in the recent three years

Nil.

(XVI)	Employees

1.	Employees of the Group

Number (Person)
Number of employees of the Company	7,937
Number of employees of the subsidiaries	70
Total number of employees of the Group	8,007
Number of retired workers whose retirement costs are borne by the Group	19,454

Professionals
Production personnel	5,077
Sales staff	73
Technical staff	1,765
Financial staff	84
Administrative staff	1,008

Total	8,007

Education level
Technical secondary school graduate and below	5,321
Bachelor’s degree	2,194
Master’s degree and above	492

Total	8,007

112	Sinopec Shanghai Petrochemical Company Limited

Directors, Supervisors, Senior Management and Employees (continued)

2.	Remuneration policy

Remuneration packages of the Company’s staff include salary, share options and allowances. In accordance with the relevant regulations of the PRC, the Company participates in the social security scheme implemented by the relevant government authorities, and makes contribution for the employees in proportion to their monthly salary. Employees of the Company can also enjoy supplementary medical insurance, enterprise annuity, retirement and other benefits.

During the Reporting Period, the staff remuneration of the Company amounted to RMB3,542,397.38 thousand.

3.	Training programs

According to the SPC Staff Training Management Measures, Notice on Adjusting the Grading Management of Training Programs, Notice on Further Strengthening Basic Skills Training and Improving the Learning Work of Shift Deputies and other requirements, we considered the curriculum evaluation results of the 2022 training program and insisted on “goal-led and problem-oriented”, so as to identify the capability gaps, focus on the shortcomings of the training program, and improve the skills of the Company’s staff in safety production; we adhered to the “effective training on a case-by-case basis”, focused on the effectiveness of training programs, and carried out trainings by level, classification, and specialty; we adhered to the “detailed customization from the bigger picture”, strictly controlled the number of training programs and time of off-job training, and vigorously promoted the “online training + online examination” method to resolve the contradiction between working and learning. From the company, the unit and the dispatched personnel, we have built a scientific, precise and efficient training program system to serve the needs of the Company’s high-quality talent team construction.

Annual Report 2022	113

Directors, Supervisors, Senior Management and Employees (continued)

4.	Professional structure chart

5.	Statistics on the education level

6.	Outsourcing services

The total remuneration paid for outsourcing services of the Company during the Reporting Period was RMB121,332.6 thousand.

114	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance

(I)	Notes for corporate governance and insider registration management

1.	Corporate governance

In 2022, the Company strictly complied with the regulatory legislation such as Company Law, Securities Law and the Corporate Governance Principles for Listed Companies issued by the CSRC, as well as the relevant provisions and requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It continued to improve its corporate governance structure, developed its corporate system, standardized the corporate operations and enhanced its overall corporate image.

Accomplishing appropriately specific corporate governance activities for listed companies: During the Reporting Period, the Company was committed to ensuring the compliance of relevant regulatory rules regarding corporate governance and continued to consolidate its achievements in specific areas of corporate governance. None of the Company, its Directors, Supervisors, senior management, shareholders and de facto controllers of the Company has been investigated by the CSRC, or punished or publicly criticized by the CSRC, the Securities and Futures Commission of Hong Kong or the U.S. Securities and Exchange Commission, or publicly censured by the Shanghai Stock Exchange, the Hong Kong Stock Exchange or the New York Stock Exchange.

Through continuous conduction of specific corporate governance activities and improvements of its governance system, the Company further enhanced its corporate governance level. The Company’s internal system also became more robust and standardized. Under the guidance of the relevant regulatory authorities, the Company will operate in strict compliance with the relevant laws and regulations and will further strengthen the establishment of standardized and institutionalized corporate governance so as to ensure the lawful, robust and sustainable development of the Company.

2.	Registration and management of persons with access to inside information

In order to administer the registration and management of persons with access to the Company’s inside information, strengthen confidentiality of inside information and safeguard fairness of information disclosure, during the Reporting Period, the Company enhanced the confidentiality of inside information and the registration, management and reporting of the persons with access to the Company’s inside information according to “System for the Registration and Management of Inside Information”, so as to prevent the Company from suffering unusual stock price fluctuations due to leakage of inside information and the resulting legal risks, and further standardize the Company’s operation.

Annual Report 2022	115

Corporate Governance (continued)

(II)	Brief introduction of Board meeting

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The 13th meeting of the 10th Board	4 January 2022	1. Proposal on Provision of the Shareholder’s Loan for Shanghai Jinshan Baling New Material Co., Ltd.	Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	5 January 2022

The 14th meeting of the 10th Board	10 February 2022	1. Proposal on Provision for Asset Impairment and Disposal of Assets in 2021	Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	11 February 2022

The 15th meeting of the 10th Board	7 March 2022

1.  Proposal on Waiver of the Pre-emptive Right over the Equity Transfer of Non-controlled Company and the Connected Transaction

2.  Proposal on Authorization to the Board to Repurchase the Company’s Domestic Shares and/ or Overseas-listed Foreign Shares by the General Meeting

3.  Proposal on the Appointment of Huang Xiangyu as a Member of the Strategy Committee of the Company

4.  Proposal on the Convening of the First Extraordinary General Meeting for 2022, the First A Shareholders Class Meeting for 2022 and the First H Shareholders Class Meeting for 2022

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	8 March 2022

116	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance (continued)

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The 16th meeting of the 10th Board	23 March 2022

1.  The 2021 Work Report of the President

2.  The 2021 Work Report of the Board

3.  Continuous Risk Assessment Report on the Connected Transaction with Sinopec Finance Co., Ltd.

4.  The 2021 Audited Financial Statements

5.  The 2021 Profit Distribution Plan

6.  The 2021 Annual Report

7.  The 2021 Internal Control Evaluation Report

8.  The 2021 Corporate Social Responsibility Report

9.  The 2022 Financial Budget Report

10.  The 2022 Financial Derivatives Plan

11.  Proposal on the Appointment of Domestic and International Accounting Firms for 2022 and the Recommendation of Authorizing the Board to Determine Their Remuneration

12.  Forward Equity Transfer Agreement and Other Agreements and the Connected Transaction

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	24 March 2022

Annual Report 2022	117

Corporate Governance (Continued)

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The 17th meeting of the 10th Board	27 April 2022

1.  Form 20F to be filed with the U.S. Securities and Exchange Commission

2.  2022 First Quarter Report

3.  Proposal on the Board’s Decision to Register and Issue Ultra Short-term Financing Bonds

4.  Proposal on Matters Related to the Tenure System and Contractual Management of the Management Members

5.  Measures for Business Performance Assessment of Management Members of Sinopec Shanghai Petrochemical

6.  Measures for the Management of Remuneration of Management Members of Sinopec Shanghai Petrochemical

7.  Internal Control Manual of the Company (2022 Edition)

8.  Authorization Management Measures of the Board of Shanghai Petrochemical

9.  Rules of Procedure of the Special Meeting of the Chairman of Shanghai Petrochemical

10.  Rules of Procedures of the General Manager’s Meeting of Shanghai Petrochemical

11.  Proposal on Authorization to the Board to Repurchase the Company’s Domestic Shares and/ or Overseas-listed Foreign Shares by the General Meeting

12.  Proposal on the Convening of the Company’s Annual General Meeting for 2021, the Second A Shareholders Class Meeting for 2022 and the Second H Shareholders Class Meeting for 2022

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	28 April 2022

118	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance (Continued)

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The 18th meeting of the 10th Board	22 June 2022

1.  Regulations Governing the Shares Held by Directors, Supervisors and Senior Management of Shanghai Petrochemical and the Changes Thereto

2.  Work System of the Secretary of the Board of Shanghai Petrochemical (2022 Edition)

3.  Work System of Independent Directors of Shanghai Petrochemical (2022 Edition)

4.  Registration System of Insider of Shanghai Petrochemical (2022 Edition)

5.  Work System of Investor Relations of Shanghai Petrochemical (2022 Edition)

6.  Information Disclosure Management System of Shanghai Petrochemical (2022 Edition)

7.  Annual Business Performance Appraisal Responsibility of Managers

8.  Proposal on the Specific Implementation of Matters Relating to the Repurchase of the Company’s Domestic Shares and/or Overseas-listed Foreign Shares by the Chairman of the Board or a Director Designated by the Chairman of the Board

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	23 June 2022

The 19th meeting of the 10th Board	12 August 2022

1.  Proposal on the nomination of Wan Tao as a candidate for Non-independent Director of the 10th Board of Directors of the Company

2.  Decided to hold the Second Extraordinary General Meeting of the Company for 2022 at 14:00 on 8 September 2022 at the North Building, Jinshan Hotel, No. 1 Jinyi East Road, Jinshan District, Shanghai

3.  Proposal on the Proposed Delisting of the ADS from the NYSE

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	13 August 2022

Annual Report 2022	119

Corporate Governance (Continued)

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The 20th meeting of the 10th Board	25 August 2022

1.  Resolution on Interim Report for 2022 (Full Text and Summary)

2.  Continuous Risk Assessment Report on the Connected Transaction with Sinopec Finance Co., Ltd.

3.  Report on Internal Control System in the First Half of 2022

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	26 August 2022

The 21st meeting of the 10th Board	8 September 2022

1.  To confirm Wan Tao as the Executive Director of the Company

2.  To elect Wan Tao as the Chairman of the 10th Board of Directors of the Company

3.  To elect Wan Tao as the Chairman of the Strategy Committee of the 10th Board of Directors of the Company

4.  To elect Wan Tao as a member of the Nomination Committee of the 10th Board of Directors of the Company

5.  To appoint Wan Tao as the authorized representative of the Company on the Hong Kong Stock Exchange

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	9 September 2022

The 22nd meeting of the 10th Board	23 September 2022	1. To establish the Independent Board Committee of the Company 2. To engage Shenwan Hongyuan Capital (H.K.) Limited as the independent financial advisor to the Independent Board Committee	Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	24 September 2022

120	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance (continued)

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The 23rd meeting of the 10th Board	26 October 2022	1. Report for the Third Quarter of 2022	Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	27 October 2022

The 24th meeting of the 10th Board	10 November 2022

1.  Mutual Product Supply and Sales Services Framework Agreement (2023-2025)

2.  Comprehensive Services Framework Agreement (2023-2025)

3.  Financial Services Framework Agreement

4.  Continuous Risk Assessment Report on the Connected Transaction with Sinopec Finance Co., Ltd.

5.  Risk Response Plan on Deposit and Loan Business in Sinopec Finance Co., Ltd.

6.  Proposal on the Investment in the Renovation Project for Power Units Cleaning and Efficiency Improving

7.  Proposal on Convening the Third Extraordinary General Meeting for 2023

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	11 November 2022

The 25th meeting of the 10th Board	19 December 2022	1. Proposal on Entering into a Technology Development Contract with a Related Party 2. Proposal on further Improvement of the Tenure System and Contractual Management of the Management Members	Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	20 December 2022

Annual Report 2022	121

Corporate Governance (continued)

(III)	Brief introduction of general meeting

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The First Extraordinary General Meeting for 2022, the First A Shareholders Class Meeting for 2022 and the First H Shareholders Class Meeting for 2022	30 March 2022

1.  Proposal on Waiver of the Pre-emptive Right over the Equity Transfer of Non-controlled Company and the Connected Transaction

2.  Proposal on Authorization to the Board to Repurchase the The Company’s Domestic Shares and/or Overseas-listed Foreign Shares

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	31 March 2022

The Annual General Meeting for 2021, the Second A Shareholders Class Meeting for 2022 and the Second H Shareholders Class Meeting for 2022	22 June 2022

1.  The 2021 Work Report of the Board

2.  2021 Work Report of the Supervisory Committee

3.  The 2021 Audited Financial Statements

4.  The 2021 Profit Distribution Plan

5.  The 2022 Financial Budget Report

6.  To re-engage KPMG Huazhen LLP as the domestic auditor of the Company in 2022 and KPMG as the overseas auditor of the Company in 2022, and to authorize the Board to fix their remuneration

7.  Proposal on Authorization to the Board to Decide on the Registration and Issuance of Ultra Short-term Financing Bonds

8.  Proposal on Authorization to the Board to Repurchase the The Company’s Domestic Shares and/or Overseas-listed Foreign Shares

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	23 June 2022

The Second Extraordinary General Meeting for 2022	8 September 2022	1. To elect Wan Tao as a Non-independent Director of the 10th Board of Directors of the Company	Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	8 September 2022

The Third Extraordinary General Meeting for 2022	20 December 2022

1.  Proposal on the continuing connected transactions of the Mutual Product Supply and Sales Services Framework Agreement (2023-2025) and caps contemplated thereunder

2.  Proposal on the continuing connected transactions of the Comprehensive Services Framework Agreement (2023-2025) and caps contemplated thereunder

3.  Proposal on the Investment in the Renovation Project for Power Units Cleaning and Efficiency Improving

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	21 December 2022

122	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance (continued)

(IV)	Performance of duties by the directors

1.	Directors’ attendance at the Board meetings and general meetings

		Information on participating in the Board Meeting						Information on participating in General Meetings
Name of Director	Independent director or not	Attendance at the Board meetings during the year (number of times)	Attendance in person (number of times)	Attendance by correspondence (number of times)	Attendance by proxy (number of times)	Absence (number of times)	Failure to attend the meeting in person for two consecutive times or not	Attendance at general meetings (number of times)
Wan Tao	No	4	4	3	0	0	No	1
Guan Zemin	No	13	13	10	0	0	No	4
Du Jun	No	13	13	10	0	0	No	4
Huang Xiangyu	No	13	13	10	0	0	No	3
Xie Zhenglin	No	13	12	12	1	0	No	2
Peng Kun	No	13	13	10	0	0	No	3
Li Yuanqin	Yes	13	13	11	0	0	No	4
Tang Song	Yes	13	13	12	0	0	No	3
Chen Haifeng	Yes	13	13	12	0	0	No	3
Yang Jun	Yes	13	13	12	0	0	No	4
Gao Song	Yes	13	13	12	0	0	No	4

Number of Board meetings held during the year		13
including:	number of meetings held on site	0
number of meetings held by correspondence		10
number of meetings held on site and by correspondence concurrently		3

2.	Disagreements of the Directors on relevant issues of the Company

During the Reporting Period, none of the Directors of the Company raised any disagreements on any Board resolutions or other issues of the Company.

(V)	Major comments and recommendations put forward by the special committees under the Board while discharging their duties during the Reporting Period

Please refer to Chapter 8, Corporate Governance Report, for the membership of the special committees under the Board and the meetings held.

Annual Report 2022	123

Corporate Governance (continued)

(VI)	Information on Supervisory Committee’s identification of risks in the Company

The Company’s Supervisory Committee had no disagreements to the matters under their supervision during the Reporting Period.

(VII)

Information on whether the Company fails to guarantee independence from its controlling shareholder or maintain autonomous operational ability in respect of business, personnel, assets, organization and finances, etc.

The Company is independent of the controlling shareholder with regard to its business, personnel, assets, organizations and finances. The Company has full ability to conduct its business independently and has the ability to operate autonomously.

(VIII)

Description of the situation where the Company’s controlling shareholders, actual controllers and other units under their control are engaged in the same or similar business as the Company, as well as the impact of horizontal competition or major changes in horizontal competition on the Company, the solution measures taken, the solution progress and the subsequent solution plan

The Company’s main business is to process petroleum into a variety of petroleum products, intermediate petrochemical products, resins, plastics and synthetic fibers. This kind of business is the same as or similar to some businesses engaged in by the Company’s controlling shareholders, actual controllers and other units under their control. The Company adheres to legal and compliant operation. At present, the Company is actively committed to transformation and upgrading, focusing on the development of high-end chemicals, new materials and new energy, and striving to achieve differentiated development. The foregoing situation will not have a significant adverse impact on the production and operation of the Company, or damage the independence of the listed company.

(IX)	Evaluation mechanism for senior management as well as the establishment and implementation of incentive mechanism during the Reporting Period

On 30 September 2021, the Board of the Company deliberated, adopted and implemented the Measures for Business Performance Assessment of Management Members of Shanghai Petrochemical and the Measures for Salary Management of Management Members of Shanghai Petrochemical, according to which the performance evaluation and incentive of senior managers of the Company were carried out. On 27 April 2022, the Board of the Company deliberated and adopted the Amendment to the Measures for Business Performance Assessment of Management Members of Shanghai Petrochemical and the Amendment to the Measures for Salary Management of Management Members of Shanghai Petrochemical.

(X)	Rectification of problems in self inspection of special actions for governance of listed companies

The problems of the Company’s self-inspection in the special action of governance of listed companies were all rectified in 2022.

124	Sinopec Shanghai Petrochemical Company Limited

Internal Control

(I)	Statement of responsibility for internal control and the establishment of the internal control system

1.	Statement of responsibility for internal control

The Board of the Company is responsible for establishing and maintaining a comprehensive internal control system pertinent to financial reporting.

The objectives of internal control pertinent to financial reporting are to ensure that the financial information reported is true, complete and reliable and to prevent the risk of material misstatements. However, due to inherent limitations of the internal control, the Company can only provide reasonable level of assurance for the achievement of the objectives mentioned above.

The Board has evaluated the internal controls pertinent to financial reporting in accordance with the requirements under the Basic Standards for Enterprise Internal Control, and is of the view that such internal control was effective in the year 2022.

2.	Establishment of internal control system

Overall plan of internal control establishment

Since 2004, the Company has established and implemented a comprehensive internal control system which covers aspects such as production, operations, finance, investment, human resources and information disclosure, and amends the Internal Control Manual annually in accordance with domestic and overseas regulatory requirements, risk prevention needs and recommendations by external auditors on internal control review.

The Company’s internal control system has been established primarily for the following basic objectives: ① to standardize the enterprise’s business operation, prevent operational and managerial risks, ensure that financial statements and relevant information are truthful and complete, improve operational efficiency and effectiveness, and facilitate the achievement of the Company’s development strategy; ② to plug loopholes and eliminate potential hazards so as to prevent, detect and correct mistakes and fraudulent acts in a timely manner, thereby ensuring that the Company’s assets are secure and integral; and ③ to ensure that the relevant state laws and regulations, the Articles of Association and internal rules and regulations are thoroughly enforced so as to fulfill the regulatory requirements for listed companies in both domestic and overseas capital markets.

Annual Report 2022	125

Internal Control (continued)

Work plan on establishing and improving the internal control system and implementation thereof

The Company’s internal control manual (2022 Edition) consists of 22 categories and 58 risk control matrices with 1,633 controls. The monitoring scope mainly involves the main aspects of the Company’s production and operation development and important links of related businesses, such as financial management, accounting, material procurement, product sales, capital expenditure, human resources, information management, etc. In 2022, the Company conscientiously implemented the Internal Control Manual approved by the Board, and conducted comprehensive self-examination, process walk through test and annual evaluation of internal control in accordance with the regulations. KPMG Huazhen LLP, an external auditor, audited the Company’s internal control. The management of the Company believes that the internal control of the Company was effective during the Reporting Period.

Establishment of the department inspecting and supervising internal control

The Company has established an internal control task force, with the Chairman, the President and the Chief Financial Officer as its chief and deputy chief, respectively. As the leading organ of the Company’s overall internal control system, the task force’s main duty includes organizing the formulation and revision of the Company’s internal control manual, organizing the self-inspection of the internal control of the Company’s own level and the inspection of its subordinate enterprises, and guiding and coordinating the Company’s internal control management.

The internal control office under the task force is the centralized management department of the comprehensive supervision of the Company’s internal control risk management, which is responsible for the daily supervision and special supervision of the Company’s internal control risk management, and the Enterprise Management Department is responsible for the daily work. The Company has established an internal control supervisor working network which is in charge of each department (unit) in the Company. These internal control supervisors, representing their respective departments, and administrative heads of second-tier units, conduct internal control work and activities within their respective supervisory scope and functionally report to the internal control office of the Company.

126	Sinopec Shanghai Petrochemical Company Limited

Internal Control (continued)

The Board’s work arrangements for internal control

The Audit Committee reports to the Board on the establishment of the internal control system of the Company and the findings of the implementation and inspection of the internal control on a regular basis. The Board also considers and publishes a self-assessment report on the internal control of the Company on an annual basis, and considers and approves the revised Internal Control Manual of the Company annually.

KPMG Huazhen LLP, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to the Sarbanes-Oxley Act. KPMG Huazhen LLP, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to “Audit Guidelines for Enterprise Internal Control” in 2022.

Improvements in the internal control system in relation to financial audit

The Company took the lead for the assessment of the rules and regulations and fully assessed the compliance and effectiveness of each system. A total of 133 amendments were made and published, and 27 systems were added.

Deficiencies in internal control and the relevant rectification

The Company conducted a self-assessment on its internal control work in 2022. The results of the assessment are: no material deficiencies were detected in the design or implementation of the internal control of the Company from 1 January 2022 to 31 December 2022.

Annual Report 2022	127

Internal Control (continued)

(II)	Disclosure of the self-assessment report on internal control

The Company has disclosed the self-assessment report of the Board on the Company’s internal control.

(III)	Auditor’s report on internal control

The Auditor’s report on internal control is disclosed or not: Disclosed

The Company has engaged KPMG Huazhen LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company for the year ended 31 December 2022 pursuant to the requirements of the Audit Guidelines for Enterprise Internal Control and an auditor’s report on internal control has been issued.

(IV)	The Company’s establishment of an accountability system for major errors in the disclosure of information in annual reports

The Company’s Information Disclosure Management System (2021 Revision) sets out specific regulations for the accountability of major errors in the disclosure of information in its annual reports. During the Reporting Period, there were no major errors in the disclosure of information in the Company’s annual report, which required amendments to major accounting errors, supplements to material omission of information or amendments to results forecasts.

128	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance Report

(under the Hong Kong listing rules)

The Company is committed to operating in compliance with corporate governance standards by implementing stringent corporate governance measures and enhancing accountability and transparency to deliver higher returns to shareholders. It is the Board’s belief that maintaining a good corporate governance system and a world-class governance model are essential in providing a framework for the Company to safeguard the interests of shareholders, enhance corporate value, formulate its business strategies and policies and to develop the Company into a competitive international petrochemical enterprise.

(1)	Corporate Governance Practices

The Company has applied the principles set out in part 2 of the Corporate Governance Code.

In the opinion of the Directors, throughout the Reporting Period, the Company has complied with all applicable code provisions set out in the part 2 of the Corporate Governance Code.

In the opinion of the Directors, throughout the Reporting Period, the Company has complied with all reporting principles and “comply or explain” provisions set out in the Environmental, Social and Governance Reporting Guide, details of which are set out in the Company’s “2022 ESG Report”.

(2)	Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code for Securities Transactions as set out in Appendix 10 to the Hong Kong Listing Rules.

Specific enquiry has been made with all the Directors and Supervisors and the Directors and Supervisors have confirmed that they have fully complied with the Model Code for Securities Transactions throughout the Reporting Period.

The Model Code for Securities Transactions is also applicable to all employees of the Company, its subsidiaries or holding companies, who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transactions by the senior management was noted by the Company.

Annual Report 2022	129

Corporate Governance Report (under the Hong Kong listing rules) (continued)

(3)	Board of Directors

1.	Composition of the Board

The Board currently consists of 11 Directors, including 4 Executive Directors, 2 Non-executive Directors and 5 Independent Non-executive Directors, among whom there is 1 Chairman, 1 vice Chairman, 1 President and 2 vice Presidents. Details of the current Board composition are as follows:

Executive Directors:

Wan Tao, Chairman, Chairman of the Strategy Committee and member of the Nomination Committee

Guan Zemin, Vice Chairman and President, Vice Chairman of the Strategy Committee

Du Jun, Vice President, Chief Financial Officer, member of Strategy Committee

Huang Xiangyu, Vice President, member of Strategy Committee

Non-executive Directors:

Xie Zhenglin, member of the Strategy Committee

Peng Kun

Independent Non-executive Directors:

Li Yuanqin, Chairman of the Audit Committee

Tang Song, members of the Audit Committee and the Remuneration and Appraisal Committee

Chen Haifeng, members of the Audit Committee and the Nomination Committee

Yang Jun, Chairmen of the Remuneration and Appraisal Committee and the Nomination Committee

Gao Song, members of the Remuneration and Appraisal Committee and the Strategy Committee

During the Reporting Period, Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei resigned as Executive Directors on 15 February 2022. Mr. Wu Haijun resigned as Chairman and Executive Director on 8 September 2022 and Mr. Wan Tao was appointed as Chairman and Executive Director on 8 September 2022.

The biographical information of the Directors is set out in the section headed “Profiles of Directors, Supervisors and senior management” on pages 98 to 105 of this annual report. The Directors (including the Chairman and the President (equivalent to the chief executive officer) have no financial, business, family or other material relationship with each other.

130	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance Report (under the Hong Kong listing rules) (continued)

2.	Attendance Records of the Directors

The Board meets at least once per quarter. In 2022, the Board held 13 meetings. Most of the Directors entitled to attend the meetings had actively attended the 13 meetings held during the year in person or by alternates. Before each Board meeting, the joint company secretary would consult each Director on matters to be tabled at the Board meeting. Any matters raised by the Directors would be included in the agenda of the Board meeting. During the Reporting Period, notices and draft agenda of Board meetings were sent to all Directors at least 14 days before the date of the meeting.

To facilitate the Directors in performing their duties effectively and obtaining relevant information to make informed decisions, the agenda of all meetings of the Board or Board committees, together with all relevant documents, are sent to each Board member at least five days before the date of the relevant meetings. The Directors may hold formal or informal meetings with the senior management before any Board meeting.

The Directors and members of the Board committees have access to the papers and minutes of meetings of the Board or the Board committees.

Annual Report 2022	131

Corporate Governance Report (under the Hong Kong listing rules) (continued)

The attendance records of each Director at the Board meetings and the general meetings of the Company held during the Reporting Period are set out in the table below:

	Board Meeting				Annual General Meeting	Extraordinary General Meeting
Name of Director	Number of Meetings	Attendance in Person	Attendance by Communication Method	Attendance by Alternate	Attendance/ Number of Meetings	Attendance/ Number of Meetings
Executive Directors:
Wan Tao(1)	4	4	3	0	0/0	1/1
Wu Haijun(2)	9	8	7	1	1/1	2/2
Guan Zemin	13	13	10	0	1/1	3/3
Du Jun	13	13	10	0	1/1	3/3
Huang Xiangyu	13	13	10	0	1/1	2/3
Jin Qiang(3)	2	2	2	0	0/0	0/0
Jin Wenmin(3)	2	2	2	0	0/0	0/0
Huang Fei(3)	2	2	2	0	0/0	0/0
Non-executive Directors:
Xie Zhenglin	13	12	12	1	1/1	1/3
Peng Kun	13	13	10	0	1/1	2/3
Independent Non-executive Directors:
Li Yuanqin	13	13	11	0	1/1	3/3
Tang Song	13	13	12	0	1/1	2/3
Chen Haifeng	13	13	12	0	1/1	2/3
Yang Jun	13	13	12	0	1/1	3/3
Gao Song	13	13	12	0	1/1	3/3

Notes:

(1)	Mr. Wan Tao was appointed as Chairman and Executive Director on 8 September 2022.
(2)	Mr. Wu Haijun resigned as Chairman and Executive Director on 8 September 2022.
(3)	Mr. Jin Qiang, Mr. Jin Wenmin and Mr. Huang Fei resigned as Executive Directors on 15 February 2022.

Apart from the abovementioned Board meetings, the Chairman also held 1 meeting with the Non - executive Directors (including independent Non-executive Directors) without the presence of the Executive Directors during the Reporting Period to discuss the Board’s annual work plan and the implementation of such plans and to review the state of the Company’s productions and operations and its development prospects.

132	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance Report (under the Hong Kong listing rules) (continued)

3.	Chairman and President (equivalent to Chief Executive Officer)

The duties and responsibilities of the Chairman and the President are separated and the scope of their respective duties and responsibilities is set out in the Articles of Association.

The Chairman of the Company is responsible for providing to all Directors all information concerning the performance of Board duties. He is also committed to improving the quality of the information and timeliness of the delivery of information to the Directors. The Chairman of the Company plays an important role in promoting good corporate governance within the Company. He is to lead the Board, encourage the Directors to carry out their duties in good faith with mutual support and close cooperation, and make an active contribution to the production, operations, reform and development of the Company. The President is accountable to the Board. With the authorization of the Board, the President shall have the power to fully manage the Company’s business, deal with all internal and external affairs of the Company including presiding over the management of the Company’s production and operations, developing basic rules and regulations of the Company, organizing and implementing the annual business plan and investment proposals of the Company, etc.

Code provision C.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive should be separate and should not be performed by the same individual.

During the Reporting Period, the position of the Chairman is held by Mr. Wu Haijun (resigned on 8 September 2022) and Mr. Wan Tao (appointed on 8 September 2022; and the position of the President is held by Mr. Guan Zemin, respectively.

4.	Independent Non-executive Directors

During the Reporting Period, the Board at all times has five Independent Non-executive Directors representing one-third of the Board, meeting the requirements of the Hong Kong Listing Rules relating to the appointment of at least three Independent Non-executive Directors representing at least one-third of the Board with one of whom possessing appropriate professional qualifications, or accounting or related financial management expertise.

The Independent Non-executive Directors possess extensive experience as well as academic and professional qualifications in various areas that include management, accounting and finance thereby ensuring the Board’s ability to protect the interests of the Company’s shareholders as a whole. During the Reporting Period, the Independent Non-executive Directors contributed significantly in improving the Company’s corporate governance structure and protecting the interests of the Company’s minority shareholders.

The Company has received written annual confirmation from each of the Independent Non-executive Directors in respect of his independence in accordance with the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules. The Company considers all Independent Non-executive Directors independent.

Annual Report 2022	133

Corporate Governance Report (under the Hong Kong listing rules) (continued)

5.	Board Independence Evaluation

The Company has established a Board Independence Evaluation Mechanism in 2022 which sets out the processes and procedures to ensure a strong independent element on the Board, which allows the Board effectively exercises independent judgment to better safeguard Shareholders’ interests.

The objectives of the evaluation are to improve Board effectiveness, maximise strengths, and identify the areas that need improvement or further development. The evaluation process also clarifies what actions of the Company need to be taken to maintain and improve the Board performance, for instance, addressing individual training and development needs of each Director.

Pursuant to the Board Independence Evaluation Mechanism, the Board will conduct annual review on its independence. The Board will collectively discuss the results and the action plan for improvement, if appropriate.

All Directors has completed the independence evaluation for the year ended 2022 in the form of a questionnaire individually and presented to the Board. The Board discussed and assessed the Board independence during the Board meeting, the evaluation results for the year ended 2022 were satisfactory. The Board Independence Evaluation Report was presented to the Board and the evaluation results for the year ended 2022 were satisfactory.

6.	Appointment and Re-election of Directors

All Directors (including Non-executive Directors and Independent Non-executive Directors) are appointed for a specific term. According to the Articles of Association, Directors shall be elected by shareholders at a general meeting for a term of three years, and shall be eligible for re-election upon expiry of their term of office. However, the term of an Independent Non-executive Director may not exceed a total of six years.

7.	Responsibilities of the Directors

The Board is primarily responsible for formulating and supervising the strategic development of the Company, setting the objectives, strategies, policies and business plans of the Company, reviewing and monitoring the Company’s operations and financial performance directly and indirectly through its committees, as well as devising the appropriate risk management and internal control policies and systems, thereby ensuring the achievement of the Company’s strategic objectives.

All Directors, including Non-executive Directors and Independent Non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The functions of the Non-executive Directors include participating in Board meetings to provide independent opinions, taking a lead at Board meetings where potential conflict of interests arises, serving as members of the Board committees when invited, scrutinizing the Company’s performance and providing a balance in the Board for bringing effective independent judgement on corporate actions and operations.

134	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance Report (under the Hong Kong listing rules) (continued)

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances, at the Company’s expenses for discharging their duties to the Company. When the Directors are required to give opinions on matters such as external guarantees, financing and connected transactions, the Company will appoint relevant independent professionals such as auditors, financial advisers and lawyers to provide independent opinions to help the Directors discharging their duties.

The Board reserves the power to make decisions relating to all major matters including policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and co-ordinating the daily operation and management of the Company are delegated to the management.

The Rules of Procedures for the Board, an appendix to the Articles of Association, contains detailed provisions on the terms of reference, authorization, meeting policies and rules of discussion of the Board. The Company has also developed the Work Rules for the President which contains detailed provisions on the duties and responsibilities as well as the rules of procedure for the management.

The Directors shall disclose to the Company details of other offices held by them and the Board regularly reviews the contribution required from each Director to perform his responsibilities to the Company.

The Company has purchased Directors’ and officers’ liabilities insurance in respect of any possible legal action against its Directors and officers arising out of corporate activities.

8.	Continuous Professional Development of Directors & Company Secretary

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

To ensure that the Directors adequately understand the operations and businesses of the Company, every newly-appointed Director will receive a comprehensive set of introductory materials after his/her appointment which includes an introduction to the Group’s business, the duties and responsibilities of a Director and other legal requirements. Relevant on-going professional training sessions will also be organized for newly-appointed Directors to help them fully understand the duties that a Director should fulfill as stipulated in the relevant requirements of the laws and regulations, including the Hong Kong Listing Rules, and to enable them to have a timely and comprehensive understanding of the operations of the Company.

Annual Report 2022	135

Corporate Governance Report (under the Hong Kong listing rules) (continued)

In addition, all Non-executive Directors will receive updated information from the management regularly, including strategic plans, business reports and analyses on economic activities etc. with a view to assist them to perform their duties effectively.

All Directors should participate in continuous professional development to upgrade their expertise and skills and to refresh their knowledge to ensure that they perform their duties better in contributing to the Board. Each of the Directors has provided to the Company records of their participation in the relevant training in 2022. The Company has also committed to organizing training programs for its Directors. Internally-facilitated briefings for Directors would be arranged and reading material on relevant topics would be provided to Directors where appropriate.

During the Reporting Period, Directors: Mr. Wan Tao attended the training for new directors and the training on corporate governance of listed companies organized by the China Listed Companies Association, Mr. Guan Zemin attended the training on the presentation of results of listed companies organized by the China Listed Companies Association and the training on the reduction of shareholdings by shareholders, directors, supervisors and senior management of listed companies organized by the Shanghai Stock Exchange, Mr. Du Jun attended the training on the presentation of results of listed companies organized by the China Listed Companies Association and the joint training on A+H share independent directors/finance directors/board secretaries organized by the Hong Kong Corporate Governance Association. Mr. Du Jun has attended the special training on earnings presentation of listed companies organized by the China Listed Companies Association and the joint training on A+H share independent directors/finance directors/board secretaries organized by the Hong Kong Corporate Governance Association, Ms. Li Yuanqin has attended the joint training on A+H share independent directors/finance directors/board secretaries organized by the Hong Kong Corporate Governance Association, Mr. Tang Song, Mr. Chen Haifeng and Mr. Yang Jun have attended the joint training on A+H share independent directors/finance directors/board secretaries organized by the Hong Kong Corporate Governance Association and the Shanghai Stock Exchange. Mr. Tang Song, Mr. Chen Haifeng and Mr. Yang Jun attended the joint training for independent directors/finance directors/board secretaries of A+H shares organized by the Hong Kong Institute of Corporate Governance and the follow-up training for independent directors of main board listed companies in the 5th session of 2022 organized by the Shanghai Stock Exchange, and Mr. Gao Song attended the follow-up training for independent directors of main board listed companies in the 5th session of 2022 organized by the Shanghai Stock Exchange. Supervisors: Mr. Cai Tingji attended the online training of the Hong Kong Institute of Certified Public Accountants and the 2022 training course for directors and supervisors of listed companies in Shanghai held by Shanghai Listed Companies Association and Mr. Zhang Xiaofeng attended the training on corporate governance and directors and supervisors’ ability to perform their duties held by Sinopec Management Institute and the training on corporate governance held by Hubei Listed Companies Association.

During the Reporting Period, Mr. Liu Gang and Ms. Chan Sze Ting, joint company secretaries of the Company, has received no less than 15 hours of relevant professional training respectively.

136	Sinopec Shanghai Petrochemical Company Limited

Corporate Governance Report (under the Hong Kong listing rules) (continued)

(4)	Board Committees

The Board has established four committees, namely, the Audit Committee, the Remuneration and Appraisal Committee, the Nomination Committee and the Strategy Committee, for overseeing particular aspects of the Company’s affairs. All Board committees stipulate their terms of reference. The Rules of Procedures of the Board committees are posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company and are available to shareholders upon request. The Board committees submit minutes, resolutions and reports to the Board subsequent to their meetings in respect of the progress of work and results of discussion.

1.	The Remuneration and Appraisal Committee

(i)	Role and Functions of the Remuneration and Appraisal Committee

The principal duties of the Remuneration and Appraisal Committee are to formulate and review the remuneration policies and proposals for the Directors and senior management of the Company, to set performance appraisal standards and conduct performance appraisals of the Directors and senior management of the Company, and to establish transparent procedures for developing such remuneration policy and structure to ensure that no Director or any of his directly interested parties is involved in deciding his own remuneration.

The committee may seek advice from independent professionals if required in accordance with the applicable procedures at the expense of the Company.

(ii)	Members of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee of the Board comprises three Independent Non-executive Directors.

Members of the Remuneration and Appraisal Committee during the Reporting Period are as follows:

Chairman:	Yang Jun, Independent Non-executive Director

Members:	Tang Song, Independent Non-executive Director

Gao Song, Independent Non-executive Director

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(iii)	Meetings of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee convenes at least one meeting each year. In 2022, the Remuneration and Appraisal Committee held 4 meetings with a record of attendance as follows:

Name of Director	Attendance in Person/ Number of Meetings	Attendance by Alternate/ Number of Meetings
Yang Jun	4/4	0
Tang Song	4/4	0
Gao Song	4/4	0

(iv)	Procedures and Basis for the Determination of Remuneration of Directors, Supervisors and Senior Management

The remuneration of Independent Non-executive Directors is determined in accordance with the “Remuneration System for Independent Directors” amended at the 2007 annual general meeting held in June 2008. The remuneration of other Directors, Staff Supervisors, External Supervisors and senior management is determined according to the “Remuneration System for Directors, Supervisors and Senior Management” passed at the 2002 annual general meeting held in June 2003. The remuneration of Independent Supervisors is determined in accordance with the “Remuneration Payment Method for Independent Supervisors” approved at the 2016 annual general meeting held in June 2017.

The Remuneration and Appraisal Committee reviews the implementation of the remuneration evaluation every year. It also appraises the annual performance of the Directors and senior management of the Company, and makes recommendations to the Board on their remuneration according to the results of the appraisal.

(v)	The Work of the Remuneration and Appraisal Committee during the Reporting Period

During the Reporting Period, the Remuneration and Appraisal Committee reviewed the remuneration policy of the Directors and conducted annual appraisals with the Directors and the senior management. The committee also reviewed the remuneration structure of the Directors, Supervisors and senior management. The Remuneration and Appraisal Committee also considered and reviewed “Responsibility Letter for the Management on the Assessment of Business Performance of Sinopec Shanghai”, “Resolution on Further Strengthening the Tenure System and Contractual Management of the Members of the Company’s Manager”, “Measures for Evaluation the Business Performance of the Management of Sinopec Shanghai”, “Measures for Manage the Remuneration of Management of Sinopec Shanghai” during the Reporting Period.

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2.	The Audit Committee

(i)	Role and Functions of the Audit Committee

The Audit Committee is principally responsible for advising the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, reviewing the effectiveness of the Company’s internal audit function, supervising the internal audit system and its implementation, reviewing the financial information of the Company and its disclosure including verifying the completeness of financial statements, annual reports and interim reports of the Company, reviewing the major opinions stated in the financial statements and reports of the Company, reviewing the financial control, internal control and risk management systems of the Company, reviewing arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company and examining connected transactions of the Company.

The establishment of the Audit Committee reflects the Company’s determination to improve the transparency of its financial reporting system and its financial arrangements. The Company pays close attention to the minutes and reports prepared by the Audit Committee. The committee may seek advice from independent professionals in accordance with the applicable procedures at the expense of the Company.

(ii)	Members of the Audit Committee

The Audit Committee of the Board comprises three Independent Non-executive Directors.

Members of the Audit Committee during the Reporting Period are as follows:

Chairman:	Li Yuanqin, Independent Non-executive Director

Members:	Tang Song, Independent Non-executive Director

Chen Haifeng, Independent Non-executive Director

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(iii)	Meetings of the Audit Committee

The Audit Committee should convene at least two meetings each year. In 2022, the Audit Committee held 5 meetings without the presence of the Executive Directors with a record of attendance as follows:

Name of Director	Attendance in Person/Number of Meetings	Attendance by Alternate/Number of Meetings
Li Yuanqin	5/5	0
Tang Song	5/5	0
Chen Haifeng	5/5	0

(iv)	The Work of the Audit Committee during the Reporting Period

During the Reporting Period, the Audit Committee reviewed the accounting principles and standards adopted by the Company, the interim and annual financial results and reports and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems, appointment of external auditors and relevant scope of works, and continuing connected transactions of the Company. The Audit Committee also considered and approved the “Resolution on providing Shareholders’ Loan to Shanghai Jinshan Baling New Material Co., Ltd.”, “Resolution on waived the Pre-emptive Right over the Equity Transfer of the Non-controlled Company” and “Amendments to the Internal Control Manual (2022 Edition)” during the Reporting Period.

3.	The Nomination Committee

(i)	Role and Functions of the Nomination Committee

The Nomination Committee is accountable to the Board, and is mainly responsible for reviewing the Board composition, making recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management of the Company and on their qualifications to hold office, and assessing the independence of Independent Non-executive Directors.

In assessing the Board composition, the Nomination Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company’s Board Diversity Policy, including but not limited to gender, age, cultural and educational background, professional qualifications, experience, skills, knowledge, length of service, etc. The Nomination Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where necessary, and recommend them to the Board for adoption.

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In identifying and selecting suitable candidates for directorships, the Nomination Committee would consider the candidate’s relevant criteria such as character, qualifications, experience, independence and other relevant criteria necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

The Company provides adequate resources to the Nomination Committee for the performance of its duties. The committee may seek independent professional advice during the performance of its duties at the Company’s expense.

(ii)	Members of the Nomination Committee

The Nomination Committee of the Board comprised one Executive Director and two Independent Non-executive Directors.

Members of the Nomination Committee during the Reporting Period are as follows:

Chairman:	Yang Jun, Independent Non-executive Director

Members:	Chen Haifeng, Independent Non-executive Director

Wan Tao, Executive Director (served as member of the Nomination Committee from 8 September 2022)

Wu Haijun, Executive Director (resigned as member of the Nomination Committee from 8 September 2022)

(iii)	Meetings of the Nomination Committee

The Nomination Committee should convene at least one meeting each year. In 2022, the Nomination Committee held 2 meetings during the Reporting Period. The attendance record of the meetings of the Nomination Committee is set out in the table below:

Name of Director	Attendance in Person/ Number of Meetings	Attendance by Alternate/ Number of Meetings
Yang Jun	2/2	0
Chen Haifeng	2/2	0
Wan Tao[1]	0/0	0
Wu Haijun[2]	2/2	0

Notes:

(1)	Mr. Wan Tao served as member of the Nomination Committee on 8 September 2022.
(2)	Mr. Wu Haijun resigned as Chairman and Executive Director on 8 September 2022.

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(iv)	The Work of the Nomination Committee during the Reporting Period

During the Reporting Period, the Nomination Committee reviewed the structure, number and composition of the Board, and assessed the independence of the Independent Non-executive Directors.

The Nomination Committee also reviewed the composition of the Board from a diversity level. At present, the Board has a total of 11 Directors, including 4 Executive Directors, 2 Non-Executive Directors, and 5 Independent Non-executive Directors. The four Executive Directors are from state-owned enterprises and hold important positions such as chairman, general manager, deputy general manager or chief financial officer. They have rich experience in enterprise management. The two Non-executive Directors have senior professional and technical titles of comprehensive management and senior accountants, rich experience in enterprise management, finance, finance and investment development management, and have a deep understanding of the chemical industry. The five Independent Non-executive Directors are professors of accounting, researchers of law, financial professionals and scholars of business administration with rich professional experience. The Board has one female Director who provides professional advice for the Company in different areas. The diversified portfolio of the Board provides a wide range of professional advice to the Board, so as to ensure that the Board can effectively performs its duties, promotes the Company’s corporate performance and sustainable development. The Nomination Committee considers that the Board is sufficiently diversified in terms of age, cultural and educational background, professional experience, skills, and knowledge. In selecting directors, the Nomination Committee will pay special attention to other aspects such as gender and race, so as to achieve the goal of diversification of the Board. For the gender, age and term of service of Board members, please refer to Chapter V “Directors, Supervisors, Senior Management and Employees”.

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(v)	Board Diversity Policy

The Company has adopted a Board Diversity Policy which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level as an essential element in maintaining the Company’s competitive advantage.

According to the Diversity Policy of the Board and in order to achieve sustainable and balanced development, the Company regards the increasing diversity of the Board as the key element to support its strategic objectives and maintain sustainable development. When setting the composition of the Board members, the Board consider the diversity of Board members from many aspects, including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and service tenure. All appointments of the Board are based on the principle of “talents are the only people to be appointed”. According to specific needs and business model of the Company, the benefits of diversity of Board members are fully considered under objective conditions. The selection of directors will be based on a wide range of criteria, including but not limited to gender, age, cultural and educational background, race, professional experience, skills, knowledge and tenure of service. The final decision will be based on strengths of the candidates and the contribution they can make to the Board. The composition of the Board (including gender, age and term of service) will be disclosed in the Corporate Governance Report every year.

An analysis of the Board’s current composition based on the measurable objectives is set out below:

Gender

Male: 10 Directors

Female: 1 Director

Age Group

31-40: 0 Directors

41-50: 3 Directors

51-60: 7 Directors

61-70: 1 Director

Designation

Executive Directors: 4 Directors

Non-executive Directors: 2 Directors

Independent Non-executive Directors: 5 Directors

Educational Background

Business Administration: 4 Directors

Account and Finance: 2 Directors

Legal: 1 Director

Other: 4 Directors

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Nationality

Chinese: 11 Directors

Business Experience

Accounting & Finance: 4 Directors

Legal: 1 Directors

Petrochemical: 3 Directors

Business Administration: 3 Directors

The Nomination Committee and the Board are of the view that the current composition of the Board has achieved the objectives set in the Board Diversity Policy.

The Nomination Committee will report on the composition of the Board at the diversified level in the Corporate Governance Report every year and monitor the implementation of this policy.

Gender Diversity

The Company values gender diversity across all levels of the Group. The following table sets out the gender ratio in the workforce of the Group, including the Board and senior management as at the date of this Annual Report:

	Female		Male
Board	9.09% (1)		90.91% (10)
Senior Management	0% (0)		100% (5)
Other employees	18.28% (1462)		81.72% (6535)

Overall workforce	18.26% (1463)	*	81.74% (6550)	*

*	Non-executive Directors and Independent Non-executive Directors are included.

The Board had targeted to achieve and had achieved at least 9.09% (1) of female Directors and 18.28% (1462) of female employees of the Group and considers that the above current gender diversity is satisfactory. When necessary, the Board or the Nomination Committee will hire an independent specialized institution to assist the selection of potential successors to female Directors so as to maintain gender diversity.

Details on the gender ratio of the Group together with relevant data can be found in the 2022 ESG Report.

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(vi)	Director Nomination Policy

The Board has delegated its responsibilities and authority for selection and appointment of Directors to the Nomination Committee of the Company.

The Company has adopted a Director Nomination Policy which sets out the selection criteria and process and the Board succession planning considerations in relation to nomination and appointment of Directors of the Company and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the Company and the continuity of the Board and appropriate leadership at Board level.

The Director Nomination Policy sets out the factors for assessing the suitability and the potential contribution to the Board of a proposed candidate, including the following:

•	Character and integrity;

•

Qualifications including professional qualifications, skills, knowledge, experience and diversity aspects under the Board Diversity Policy that are relevant to the Company’s business and corporate strategy;

•	Any measurable objectives adopted for achieving diversity on the Board;

•

Requirement for the Board to have independent non-executive directors in accordance with the Hong Kong Listing Rules and whether the candidate would be considered independent with reference to the independence guidelines set out in the Hong Kong Listing Rules;

•	Any potential contributions the candidate can bring to the Board in terms of qualifications, skills, experience, independence and gender diversity;

•	Willingness and ability to devote adequate time to discharge duties as a member of the Board and/or Board committee(s) of the Company;

•

Such other perspectives that are appropriate to the Company’s business and succession plan and where applicable, may be adopted and/or amended by the Board and/or the Nomination Committee from time to time for nomination of directors and succession planning;

•	Other conditions asset out in the Company’s articles of association (if any).

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The Director Nomination Policy also sets out the procedures for the selection and appointment of new Directors and re-election of Directors at general meetings. During the Reporting Period and up to the date of this Annual Report, there were changes in the composition of the Board and details of the changes are set out in the section headed “Composition of the Board” of this Corporate Governance Report.

The Nomination Committee will review the Director Nomination Policy, as appropriate, to ensure its effectiveness.

4.	The Strategy Committee

(i)	Role and Functions of the Strategy Committee

The major duties of the Strategy Committee are to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect the Company’s development, and to monitor the Company’s long-term development strategic plan.

(ii)	Members of the Strategy Committee

The Strategy Committee comprises four Executive Directors, one Non-executive Director and one Independent Non-executive Director.

Chairman:	Wan Tao, Executive Director
Vice-chairman:	Guan Zemin, Executive Director

Members:	Du Jun, Executive Director
Huang Xiangyu, Executive Director
(appointed as a member of Strategy Committee on 7 March 2022)
Xie Zhenglin, Non-executive Director
Gao Song, Independent Non-executive Director
Huang Fei, Executive Director (resigned on 15 February 2022)

(iii)	Meetings of the Strategy Committee

In 2022, the Strategy Committee held 0 meeting.

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(iv)	The Work of the Strategy Committee during the Reporting Period

The Strategy Committee should convene meeting when appropriate. During the Reporting Period, the Strategic Committee did not convene meeting.

5.	Corporate Governance Functions

The Board is responsible for performing the functions set out in code provision A.2.1 of the Corporate Governance Code.

The Board reviewed the Company’s corporate governance policies and practices, training and continuous professional development of Directors and senior management, the Company’s policies and practices on compliance with legal and regulatory requirements, the compliance of the Model Code for Securities Transactions, and the Company’s compliance with the Corporate Governance Code and disclosure in this Corporate Governance Report.

6.	Supervisory Committee

The Company’s tenth session of the Supervisory Committee comprises six members, including three Employee Representative Supervisors (one of whom had served as Chairperson of the committee), one External Supervisor and two Independent Supervisors.

The Supervisors are appointed for a fixed term of office and the term of office of each Supervisor during the Reporting Period are set out in the section headed “Directors, Supervisors, Senior Management and Employees” on pages 96 to 114 of this annual report.

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In 2022, the Supervisory Committee convened 5 meetings with a record of attendance as follows:

Name of Supervisor	Position	Attendance in Person/ Number of Meetings	Attendance by Alternate/ Number of Meetings
Ma Yanhui	Employee Representative Supervisor and Chairperson	5/5	0
Zhang Feng	Employee Representative Supervisor	5/5	0
Chen Hongjun	Employee Representative Supervisor	5/5	0
Zhang Xiaofeng	External Supervisor	5/5	0
Zheng Yunrui	Independent Supervisor	5/5	0
Choi Ting Ki	Independent Supervisor	5/5	0

The Company’s Supervisory Committee established and refined the check-and-balance system of the Company and promoted and regulated the corporate governance structure in accordance with the relevant laws and regulations, including the Company Law of the PRC and the Code of Corporate Governance for Listed Companies of the PRC. The Supervisory Committee diligently discharges its supervisory duties and exercises supervision over the management’s compliance with the relevant laws and regulations, including the Company Law and the Code of Corporate Governance for Listed Companies of the PRC. It also supervises the enforcement of the resolutions passed at general meetings and Board meetings, compliance with decision-making procedures and the implementation of the internal control system. The Supervisory Committee also examines the financial system and the financial situation of the Company in a conscientious manner, thereby ensuring the orderly operations of the Company and safeguarding shareholders’ interests.

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(5)	Risk Management and Internal Controls

The Board acknowledges its responsibility for the risk management and internal control systems and the review of their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board ensures that risk management and internal control systems of the Company are sound and effective to safeguard the shareholders’ interests and its assets. The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various internal control and risk management procedures and guidelines including the Internal Control Manual, the SINOPEC Comprehensive Risk Management Procedures and SINOPEC Comprehensive Risk Management Implementation Programme with defined authority for implementation by key business processes and office functions, including project management, sales, financial reporting, human resources and information technology.

All divisions conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security etc.

The management, in coordination with division heads, assessed the likelihood of risk occurrence, provided treatment plans, monitored the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems.

The Internal Audit Department is responsible for performing independent review of the adequacy and effectiveness of the risk management and internal control systems. The Internal Audit Department examined key issues in relation to the accounting practices and all material controls and provided its findings and recommendations for improvement to the Audit Committee. The Company has engaged KPMG Huazhen LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company according to the guidelines set out in the Audit Guidelines for Enterprise Internal Control (the “Guidelines”) and the Report on Internal Control over Financial Reporting was issued pursuant to the Guidelines.

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The Company has developed its disclosure policy which provides a general guide to the Directors, officers, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. The Company has in place a “System for the Registration and Management of Inside Information” and an “Information Disclosure Management System” which were regularly reviewed by the Board to administer the registration and management of persons with access to the Company’s insider information including but not limited to the Directors, Supervisors and senior management, strengthen the confidentially of the flow of inside information, monitoring information disclosure to safeguard the leakage of inside information and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

1.	Implementation of internal control

Internal control task force is the leading unit of the internal control work of the Company with the President and the Chief Financial Officer as chief and deputy chief, respectively, and an internal control office was established under the task force. It is responsible for organizing and coordinating the establishment, implementation and daily operation of internal control, as well as the submission of work reports on the inspection and supervision of internal control to the Audit Committee on a regular basis. A supervisory working network consisting of special personnel of each department (unit) responsible for internal control function was established within the Company. The internal control supervisors, on behalf of their own departments, and administrative heads each carry out internal control work within their own scope.

Since the implementation of the internal control system of the Company in 2004, the Company has strictly complied with the requirements of internal control regulations of the CSRC. Combined with corporate management and internal controls, the Internal Control Manual was reviewed annually so as to improve the internal control business process, to specify responsibilities of different departments and positions in charge of the respective control processes, and to urge staff to perform internal control responsibility. The 2022 version of the Internal Control Manual specifies 22 categories, 58 risk control matrices and a total of 1,633 control points.

In 2011, the Company launched an internal control management information system and built a dynamic validation and correction system of system data to continuously improve the internal control management information system annually. At the same time, the internal control office actively guides the respective departments responsible for different processes and the secondary units for the online management of internal control and gradually enforces online enquiry and online quarterly testing under the Internal Control Manual.

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2.	Implementation of comprehensive risk management

In 2011, the Company set up a comprehensive risk management task force with key heads of the Company as leaders. The task force has set up an office in the Corporate Management Department of the Company and functions as the daily risk managing organ of the Company.

In 2013, based on the then “Integrated Management System” and other professional management systems, the Company extensively carried out risk management status research, arranged and analysed existing issues and learnt from the successful experience and typical practices of domestic and overseas advanced enterprises and prepared the SINOPEC Comprehensive Risk Management Procedures, which are included in the Integrated Management System. The risk management procedures specify five basic processes of comprehensive risk management, namely risk information collection, risk evaluation, risk response, monitoring and warning, and supervisory assessment and improvement. Through risk identification and assessment, the Company conducts analysis of the effectiveness of the existing internal control system and professional management and creates foundation system of the Company for the establishment of the risk warning system and risk response strategy and measures.

In 2016, the Company developed the SINOPEC Comprehensive Risk Management Implementation Programme according to control capability, management strength and company management conditions, and standardized assessment methods and standards. The Company launched resources management, interest rate and Forex rate special risk identification, and evaluation work to enhance the comprehensive risk management of the Company.

Pursuant to the planning and requirements of State-Owned Assets Supervision and Administration Commission of the State Council, the Company is focusing on its goal of establishing a refining and petrochemical enterprise which is “leading domestically, first-class globally”. The Company vigorously implements annual risk assessment work, organizes some of the Company’s leaders, key department heads to participate in the material and significant online risk identification evaluation to start and perform comprehensive risk management of the Company to provide foundation for the establishment of the risk warning system and risk response strategy and measures. On the basis of the revised Internal Control Manual, the Company organized the persons in charge of the business process to comprehensively identify, analyse and assess material and significant tier 3 risks and attend to tier 4 risks. The Company has preliminary set up the “SINOPEC Risk Database” and improved the key information maintenance of “Risk Level Rating” and “Risk Response Measures” in the system.

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The Company set up a comprehensive risk management office which is responsible for collecting and organizing risk information regarding the Company as well as domestic and foreign industry. It sorts out, analyzes and summarizes, forms a risk list, and regularly completes and updates the risk list. The Company set up an internal control office to establish risk assessment work standards, procedures and management rules, formulate company risk assessment plans, and organize risk assessment task.

Through the implementation of effective supervision and evaluation and improved supervision, the Company effectively promotes the Company’s overall risk management, and forms a closed-loop management mechanism for self-improvement and continuous optimization. Internal supervision of the Company is divided into daily supervision and special supervision. Daily supervision refers to the routine and continuous supervision and inspection of the Company’s establishment and implementation of internal control; special supervision refers to the situation where the Company undergoes major adjustments or changes in its development strategy, organizational structure, business activities, business processes, and key positions, there will be a targeted supervision and inspection of one or more aspects of internal control. The scope and frequency of special supervision depends on the impact of the risk and the effectiveness of the control.

The Company has established a comprehensive internal inspection and evaluation mechanism, designating internal audit as the Company’s responsible division to supervise and improve risk management, and the audit department is responsible for the independent supervision and evaluation of the setting up of the risk management system and the effectiveness of implementation, reporting according to prescribed procedures and monitoring the progress. The Board is responsible for the supervision of the Company’s internal control evaluation work, identifies the Company’s major internal control deficiencies, reviews the relevant rectification measures and oversees the management in the implementation of the measures, reviews and approves the internal control evaluation report. The Supervisory Committee supervises the Board’s establishment and implementation of internal control.

The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems of the Group for the Reporting Period. The Board, as supported by the Audit Committee as well as the management report on the internal audit findings, reviewed the risk management and internal control systems, including the financial, operational and compliance controls, for the Reporting Period, and considered that such systems are effective and adequate. The annual review also covered the financial reporting and internal audit function and staff qualifications, experiences and relevant resources.

For further details of the risk management and internal controls of the Company, please refer to “Corporate Governance” and “Internal Control” on pages 115 to 128 of this annual report.

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(6)	Directors’ Responsibilities in relation to the Financial Statements

The Directors acknowledge their responsibilities for preparing the financial statements of the Company for the year ended 31 December 2022.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

All Directors regularly receive comprehensive reports from the management covering strategic proposals, operations updates, financial objectives, plans and initiatives. The Board presents a balanced, clear and understandable assessment of the affairs and prospects of the Group in the Company’s annual and interim reports, announcements relating to inside information and other financial disclosures as required under the Hong Kong Listing Rules.

During the Reporting Period, the management provided to members of the Board with monthly information on the Company’s production and financial analysis, as well as Xinjinshan Post a newspaper published by the Company that covers recent developments in the Company’s production and operations. In addition, Directors including Independent Non-executive Directors were also able to learn about the latest updates on the Company’s business and information disclosure on the Company’s website in a timely manner.

The statements of the independent auditor of the Company (both international and domestic) about their reporting responsibilities on the financial statements are set out in the respective Independent Auditor’s Report and Report of the PRC Auditor on pages 157 to 162 and pages 297 to 302, respectively of this annual report.

(7)	Auditors’ Remuneration

An analysis of the remuneration paid to the international and domestic auditors of the Company, KPMG and KPMG Huazhen LLP, in respect of audit services and non-audit services for the Reporting Period is set out in the table below:

Auditor	Service Category	Fees Paid/Payable
KPMG and KPMG Huazhen LLP	- Audit services	RMB6,837,000
- Non-audit services
	- Tax consulting services	RMB129,000

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(8)	Company Secretary

Currently, Mr. Liu Gang and Ms. Chan Sze Ting are joint company secretaries of the Company. Mr. Liu Gang was appointed as secretary to the Board and joint company secretary on 28 April 2021. Ms. Chan Sze Ting of Tricor Services Limited, the external service provider is another joint company secretary of the Company. Ms. Chan’s primary contact person in the Company is Mr. Liu Gang. They all report to the Chairman and/or the President.

All Directors have access to the advice and services of the company secretary on corporate governance and board practices and matters.

(9)	Shareholders’ Rights

The Company engages shareholders through various communication channels and the “Work System of Investor Relations” is in place to ensure that shareholders’ views and concerns are appropriately addressed.

To safeguard shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll and poll results will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company after each general meeting.

The rights of shareholders holding ordinary shares of the Company are also set out in the Articles of Association. Upon written requests of the shareholders and verification of their identities and shareholding by the Company, they will be allowed to access to relevant information as permitted by law, administrative regulations and the Articles of Association.

1.	Convening an Extraordinary General Meeting

Pursuant to Article 63(3) of the Articles of Association, the Board shall convene an extraordinary general meeting within two months upon written requisition by the shareholders individually or jointly holding 10% or more of the issued and outstanding voting shares of the Company.

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2.	Putting Forward Proposals at General Meeting

Pursuant to Article 65 of the Articles of Association, when the Company convenes a shareholders’ general meeting, the Board, the Supervisory Committee and shareholders who individually or jointly hold shares with 3% or more of the total voting rights of the Company shall have the right to move motions in writing for shareholders’ meetings. Shareholders who individually or jointly hold 3% or more of the shares of the Company may propose and submit in writing an extraordinary motion to the convener ten (10) days prior to the convening of the shareholders’ general meeting. The convener shall issue a supplementary notice of the shareholders’ general meeting within two (2) days upon receipt of such motion and shall make an announcement on the content of the extraordinary motion.

3.	Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board of the Company, shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

4.	Contact Details

Shareholders may send their enquiries or requests as mentioned above to the Company’s registered address as follows:

48 Jinyi Road

Jinshan District

Shanghai

The People’s Republic of China

For the attention of Mr. Liu Gang, Secretary of the Board

For the avoidance of doubt, shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders’ information may be disclosed as required by law.

Annual Report 2022	155

Corporate Governance Report (under the Hong Kong listing rules) (continued)

(10)	Investor Relations

The Company considers that effective communication with shareholders is essential for enhancing investor relations and investors’ understanding of the Group’s business performance and strategies. The Company maintains communications with its shareholders. The Company’s major communication channels include annual general meeting, other general meetings, the Company’s website, email, fax and telephone numbers of the Secretary Office of the Board. Through the above communication channels, shareholders may adequately express their opinions or exercise their rights.

The Company is committed to enhancing its relationship with investors. The Chairman presides over and participates in major investor relations activities (including general meetings, results presentations, press conferences, significant events and roadshows, important domestic and overseas capital market conferences, major financial media interviews, etc.) and maintains contact with shareholders to ensure that the views of the shareholders can be conveyed to the entire Board.

During the Reporting Period, the Company continued to strengthen the management of investor relations, amended and implement in good faith the “Work System of Investor Relations Management”, engage in active interaction and communications with investors and submit investors’ opinions and suggestions to the Company’s management in a timely manner.

In principle, the Company convenes results briefings every six months after the release of its annual and interim results. In 2022, affected by the Covid-19, the Company held two large scale results briefings and press conferences via telephone conference. The Company has also actively replied to telephone queries and letters from investors, intermediaries and fund managers. In addition, the Directors and senior management also actively attended online capital market meetings organized by securities research companies and investment banks.

The information on the Company’s website is updated regularly to keep the investors and the public informed of the Company’s latest developments.

11.	Relevant policies relating to Shareholders

The Company has formulated a shareholders’ communication policy to ensure that the opinions and concerns of shareholders are properly addressed, and policy is regularly reviewed to ensure its effectiveness.

The Company has formulated a dividend policy. According to the Articles of Association, the Company’s net profit attributable to the parent company was positive and the accumulated undistributed profit was positive. While the Company’s cash flow can meet its normal operation and sustainable development, the Company shall carry out cash dividend distribution and shall not be less than 30% of the net profit attributable to the parent company realized in that year. For details, please refer to the formulation, implementation or adjustment of cash dividend policy in Chapter IV of the 2022 Annual Report.

156	Sinopec Shanghai Petrochemical Company Limited

Independent Auditor’s Report

Independent auditor’s report to the shareholders of Sinopec Shanghai Petrochemical Company Limited

(incorporated in People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 163 to 296, which comprise the consolidated statement of financial position as at 31 December 2022, the consolidated statement of profit or loss, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2022 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Annual Report 2022	157

Independent Auditor’s Report (continued)

Key audit matters (continued)

Assessment of net realizable value of raw materials, work in progress and finished goods

Refer to notes 2.14, 4.2(a) and 21 to the consolidated financial statements and the accounting policies.

The Key Audit Matter	How the matter was addressed in our audit

The Group is principally engaged in processing of crude oil into petroleum products and other chemical products. The crude oil can be processed into various finished goods by different processing procedures. Inventories are valued at the lower of cost and net realizable value.

The gross carrying amount of raw materials, work in progress and finished goods, and provision for diminution in value were RMB7,552,845 thousand and RMB446,485 thousand, respectively, as at 31 December 2022.

The net realizable value is determined based on the estimated selling prices in the ordinary course of business less the estimated costs to completion, and other costs necessary to make the sale.

We identified the assessment of net realizable value of raw materials, work in progress and finished goods as a key audit matter because evaluation of estimated selling prices of inventories, estimated costs to completion, and other costs necessary to make the sale involved a high degree of auditor judgements.

Our audit procedures to assess net realizable value of raw materials, work in progress and finished goods included the following:

•  Evaluating the design, implementation and operating effectiveness of key internal controls over the process of determination of net realizable value of raw materials, work in progress and finished goods, including controls related to the determination of estimated selling prices, estimated costs to completion, other costs necessary to make the sale;

•  Evaluating the estimated selling price at the reporting date for a sample of inventory items by comparison of the estimated selling price to the price from publicly available market data and the actual prices of sales transactions subsequent to the reporting date if available; and

•  Evaluating the estimated costs to completion and other costs necessary to make the sale by comparing with the historical costs to completion and other costs necessary to make the sale for the same type of inventories on a sample basis.

158	Sinopec Shanghai Petrochemical Company Limited

Independent Auditor’s Report (continued)

Key audit matters (continued)

Assessment of value in use of certain production facilities

Refer to notes 2.12(b), 4.2(b) and 16 to the consolidated financial statements and the accounting policies.

The Key Audit Matter	How the matter was addressed in our audit

The carrying amount of property, plant and equipment was RMB12,179,504 thousand as of 31 December 2022. During the year ended 31 December 2022, the Group recognized impairment loss on property, plant and equipment in relation to certain production facilities under the intermediate petrochemicals segment of RMB212,410 thousand. At the end of each reporting period, if any indication of impairment exists, the Group estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. The Group’s estimated value in use includes assumptions on product sales growth rates, related costs growth rates (“forecasted growth rates”) and discount rate.

We identified the assessment of value in use of certain production facilities as a key audit matter because high degree of subjectivity and auditor judgment was involved to evaluate the forecasted growth rates and the discount rate used to estimate value in use of these assets. The forecasted growth rates and the discount rate were challenging to test as minor changes to those assumptions would have a significant effect on the Group’s assessment of value in use of these assets. In addition, specialized skills and knowledge were required to assess the discount rate used to estimate value in use of these assets.

Our audit procedures to assess value in use of certain production facilities included the following:

•  Evaluating the design, implementation and operating effectiveness of key internal controls related to the process in assessing the value in use of certain production facilities, including controls related to the determination of the forecasted growth rates and the discount rate;

•  Assessing the forecasted growth rates adopted in the Group ’s value in use assessment by comparing them with historical results, future operation plans and external market data;

•  Involving valuation professionals with specialized skills and knowledge assisted in evaluating the discount rate used by comparing it against discount rate that was independently developed using publicly available industry data; and

•  Performing sensitivity analysis over the forecasted growth rates and the discount rate assumptions to assess their impact on the certain production facilities’ impairment assessment.

Annual Report 2022	159

Independent Auditor’s Report (continued)

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

160	Sinopec Shanghai Petrochemical Company Limited

Independent Auditor’s Report (continued)

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Annual Report 2022	161

Independent Auditor’s Report (continued)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Au Yat Fo.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

22 March 2023

162	Sinopec Shanghai Petrochemical Company Limited

A. Financial Statements Prepared Under International Financial Reporting Standards

Consolidated Income Statement

For the year ended 31 December 2022

	Note	Year ended 31 December
		2022 RMB’000	2021 RMB’000

Revenue	5	82,443,156	89,198,492
Taxes and surcharges		(9,788,593)	(13,309,688)

Net sales		72,654,563	75,888,804
Cost of sales	10	(76,265,940)	(74,298,048)

Gross (loss)/profit		(3,611,377)	1,590,756
Selling and administrative expenses	10	(288,701)	(368,243)
Provision of impairment losses on financial assets	3.1(c)	(5,366)	(1,355)
Other operating income	6	110,641	125,305
Other operating expenses	7	(25,775)	(44,712)
Other (losses)/gains – net	8	(22,788)	130,481

(Loss)/profit from operations		(3,843,366)	1,432,232

Finance income	9	541,830	508,755
Finance expenses	9	(98,502)	(94,186)

Finance income – net		443,328	414,569

Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	20	(173,616)	874,285

(Loss)/profit before taxation		(3,573,654)	2,721,086
Income tax benefits/(expenses)	12	731,354	(644,480)

(Loss)/profit for the year		(2,842,300)	2,076,606

Annual Report 2022	163

Consolidated Income Statement (continued)

For the year ended 31 December 2022

		Year ended 31 December
		2022	2021
	Note	RMB’000	RMB’000
(Loss)/profit attributable to: – Equity shareholders of the Company		(2,846,156)	2,073,431
– Non-controlling interests		3,856	3,175

(Loss)/profit for the year		(2,842,300)	2,076,606

(Losses)/earnings per share attributable to equity shareholders of the Company for the year (expressed in RMB per share)
Basic (losses)/earnings per share	13(a)	RMB(0.263)	RMB0.192

Diluted (losses)/earnings per share	13(b)	RMB(0.263)	RMB0.192

The notes on pages 173 to 296 form part of these financial statements.

164	Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2022

		Year ended 31 December
		2022	2021
	Note	RMB’000	RMB’000
(Loss)/profit for the year		(2,842,300)	2,076,606

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates accounted for using the equity method	31	(23,771)	16,639
Cash flow hedges: net movement in hedging reserve	31	201,519	125,159

Other comprehensive income for the year, net of tax		177,748	141,798

Total comprehensive income for the year		(2,664,552)	2,218,404

Attributable to:
– Equity shareholders of the Company		(2,668,408)	2,215,229
– Non-controlling interests		3,856	3,175

Total comprehensive income for the year		(2,664,552)	2,218,404

The notes on pages 173 to 296 form part of these financial statements.

Annual Report 2022	165

Consolidated Balance Sheet

As at 31 December 2022

		As at 31 December
		2022	2021
	Note	RMB’000	RMB’000
Non-current assets
Property, plant and equipment	16	12,179,504	11,310,032
Right-of-use assets	15	379,805	385,643
Investment properties	17	336,863	352,188
Construction in progress	18	3,748,461	3,293,177
Investments accounted for using the equity method	20	3,504,393	4,088,888
Financial assets at fair value through other comprehensive income	25	5,000	5,000
Time deposits with banks	24	3,389,559	5,581,435
Deferred tax assets	12	991,850	184,143
Other non-current assets	14	835,400	787,807

		25,370,835	25,988,313

Current assets
Inventories	21	7,294,060	5,923,525
Financial assets at fair value through other comprehensive income	25	582,354	1,047,690
Derivative financial instruments	3.1 (a)	—	81,405
Trade receivables	22	69,351	77,425
Other receivables	22	107,507	47,597
Prepayments		17,832	30,364
Value added tax recoverable		1,057,463	13,322
Amounts due from related parties	22	2,638,983	1,212,331
Cash and cash equivalents	23	889,413	5,112,010
Time deposits with banks	24	3,108,919	7,386,607

		15,765,882	20,932,276

Total assets		41,136,717	46,920,589

166	Sinopec Shanghai Petrochemical Company Limited

Consolidated Balance Sheet (continued)

As at 31 December 2022

		As at 31 December
		2022	2021
	Note	RMB’000	RMB’000
Equity and liabilities
Equity attributable to equity shareholders of the Company
Share capital	30	10,823,814	10,823,814
Reserves	31	15,403,868	19,418,325

		26,227,682	30,242,139
Non-controlling interests		127,681	135,259

Total equity		26,355,363	30,377,398

Liabilities
Non-current liabilities
Borrowings	26	700,000	700,000
Lease liabilities	15	7,513	1,384
Deferred tax liabilities	12	30,895	33,344
Deferred income	29	44,608	12,720

		783,016	747,448

Annual Report 2022	167

Consolidated Balance Sheet (continued)

As at 31 December 2022

		As at 31 December
		2022	2021
	Note	RMB’000	RMB’000
Current liabilities
Borrowings	26	1,550,000	1,559,800
Lease liabilities	15	8,738	3,229
Derivative financial instruments	3.1 (a)	—	23,804
Contract liabilities	28	372,760	424,607
Trade and other payables	27	2,926,534	3,095,694
Amounts due to related parties	27	7,887,809	6,304,816
Current tax liabilities		931,852	3,865,231
Staff salaries and welfares payable		317,891	260,096
Income tax payable	12	2,754	258,466

		13,998,338	15,795,743

Total liabilities		14,781,354	16,543,191

Total equity and liabilities		41,136,717	46,920,589

Approved and authorized for issue by the Board of Directors on 22 March 2023.

Wan Tao	Du Jun
Directors	Directors

The notes on pages 173 to 296 form part of these financial statements.

168	Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Changes in Equity

For the year ended 31 December 2022

		Attributable to equity shareholders of the Company
	Note	Share capital RMB’000 (note 30)	Other reserves RMB’000 (note 31)	Retained earnings RMB’000 (note 31)	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000

Balance at 31 December 2021 and 1 January 2022		10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398

Changes in equity for 2022
(Loss)/profit for the year		—	—	(2,846,156)	(2,846,156)	3,856	(2,842,300)
Other comprehensive income	31	—	177,748	—	177,748	—	177,748

Total comprehensive income for the year		—	177,748	(2,846,156)	(2,668,408)	3,856	(2,664,552)

Amounts transferred from hedging reserve to initial carrying amount of hedged items	3.1a(iii)	—	(237,979)	—	(237,979)	—	(237,979)
Dividends proposed and approved	33	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(11,434)	(11,434)
Purchase of own shares	30(ii)	—	(25,689)	—	(25,689)	—	(25,689)
Appropriation of safety production fund	31	—	54,092	(54,092)	—	—	—

Balance at 31 December 2022		10,823,814	7,007,147	8,396,721	26,227,682	127,681	26,355,363

The notes on pages 173 to 296 form part of these financial statements.

Annual Report 2022	169

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2022

		Attributable to equity shareholders of the Company
	Note	Share capital RMB’000 (note 30)	Other reserves RMB’000 (note 31)	Retained earnings RMB’000 (note 31)	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2021		10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975

Changes in equity for 2021:
Profit for the year		—	—	2,073,431	2,073,431	3,175	2,076,606
Other comprehensive income	31	—	141,798	—	141,798	—	141,798

Total comprehensive income for the year		—	141,798	2,073,431	2,215,229	3,175	2,218,404

Transfer to other reserves		—	2,498,808	(2,498,808)	—	—	—
Amounts transferred from hedging reserve to initial carrying amount of hedged items		—	(88,699)	—	(88,699)	—	(88,699)
Dividends proposed and approved	33	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Dividend paid by subsidiaries to non-controlling interests		—	—	—	—	(4,901)	(4,901)
Appropriation of safety production fund	31	—	40,729	(40,729)	—	—	—

Balance at 31 December 2021		10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398

The notes on pages 173 to 296 form part of these financial statements.

170	Sinopec Shanghai Petrochemical Company Limited

Consolidated Statement of Cash Flows

For the year ended 31 December 2022

		Year ended 31 December
	Note	2022 RMB’000	2021 RMB’000
Operating activities Cash (used in)/generated from operations	23(b)	(6,960,734)	4,411,653
Interest paid		(121,876)	(110,070)
Income tax paid		(376,765)	(351,627)

Net cash (used in)/generated from operating activities		(7,459,375)	3,949,956

Cash flows from investing activities
Dividends received from joint ventures and associates		683,780	777,220
Interest received from entrusted loans		2,704	—
Interest received from structured deposits		11,124	97,921
Interest received from time deposits with maturity more than three months		330,216	398,937
(Payments)/proceeds from settlement of derivative financial instruments		(14,679)	5,674
Payment for the purchase of property, plant and equipment and construction in progress		(2,836,912)	(3,224,000)
Net proceeds from disposal of property, plant and equipment		13,937	55,254
Cash received from time deposits with maturity less than one year		7,350,000	3,800,000
Cash received from time deposits with maturity more than one year		1,800,000	—
Cash received from maturity of structured deposits		1,000,000	8,150,000
Cash payment for investment in structured deposits		(1,000,000)	(8,150,000)
Cash payment for investment in time deposits with maturity less than one year		—	(3,650,000)
Cash payment for investment in time deposits with maturity more than one year		(2,600,000)	(2,000,000)
Cash payment for investment in entrusted loans		(150,000)	—
Cash received from investment in entrusted loans		150,000	—
Cash payment for investment deposits		(50,000)	—
Payment for investment in associates and a joint venture	20	(296,672)	—
Payment for set up of an associate	20	—	(26,000)
Payment for set up of a joint venture	20	—	(50,000)
Proceeds from capital reduction of an associate		—	1,460,258
Payment for sales of financial assets at fair value through other comprehensive income		(3,148)	(4,685)

Net cash generated from/(used in) investing activities		4,390,350	(2,359,421)

Annual Report 2022	171

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2022

		Year ended 31 December
	Note	2022 RMB’000	2021 RMB’000
Financing activities
Proceeds from borrowings	23(c)	19,485,000	14,163,132
Proceeds from short-term bonds	23(c)	5,000,000	5,998,899
Repayments of borrowings	23(c)	(19,494,800)	(13,451,332)
Repayments of short-term bonds	23(c)	(5,000,000)	(9,000,000)
Principal elements of lease payments	23(c)	(13,069)	(17,544)
Dividends paid by subsidiaries to non-controlling interests		(11,434)	(4,901)
Dividends paid to the Company’s shareholders		(1,081,327)	(1,081,326)
Payment for repurchase of shares		(53,262)	—

Net cash used in financing activities		(1,168,892)	(3,393,072)

Net decrease in cash and cash equivalents		(4,237,917)	(1,802,537)
Cash and cash equivalents at the beginning of the year	23	5,112,010	6,916,408
Exchange gains/(losses) on cash and cash equivalents		15,320	(1,861)

Cash and cash equivalents at the end of the year	23	889,413	5,112,010

The notes on pages 173 to 296 form part of these financial statements.

172	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements

(Expressed in Renminbi Yuan unless otherwise indicated)

1	General Information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000 thousand, invested by its holding company-China National Petrochemical Corporation (“Sinopec Group”); these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.. Sinopec Corp. became the largest shareholder of the Company.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

Ordinary A shares of RMB14,177 thousand and RMB9,637 thousand were registered on 27 September 2017 and 12 January 2018.

As at 31 December 2022, total share capital of the Company were RMB10,823,814 thousand, 1 Yuan per share. Detailed changes to share capital refers to note 30. The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in note 19.

Annual Report 2022	173

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of compliance and basis of preparation

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (IFRSs), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (IASs) and related Interpretations, promulgated by the International Accounting Standards Board (IASB), and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Significant accounting policies adopted by the Group are disclosed below.

The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2.1 (c) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

(b)	Basis of preparation

The consolidated financial statements for the year ended 31 December 2022 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the financial statements is the historical cost basis except for certain financial assets and liabilities measured at fair value, including:

•	derivative financial instruments (see note 2.13); and

•	investment in debt and equity securities (see note 2.11).

174	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.1	Statement of compliance and basis of preparation (continued)

(b)	Basis of preparation (continued)

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 4.

(c)	Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

•	Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

•	Amendments to IFRSs, Annual Improvements to IFRS Standards 2018-2020

•	Amendments to IFRS 3, Reference to the Conceptual Framework

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Annual Report 2022	175

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.2	Subsidiaries

2.2.1	Consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of financial position, consolidated statement of profit or loss, statement of comprehensive income and changes in equity respectively.

(a)	Business combinations

The acquisition method of accounting is used to account for all business combinations by the Group, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.

176	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the:

•	consideration transferred

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity

Over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the statement of profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Group’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the statement of profit or loss.

Annual Report 2022	177

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(b)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in the statement of profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2.2	Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Investments in joint ventures and associates are accounted for using the equity method of accounting.

178	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.3	Associates

Associates are all entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

The Group’s share of post-acquisition profit or loss is recognized in the statement of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the statement of profit or loss.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or loss on dilution of equity interest in associates are recognized in the statement of profit or loss.

Annual Report 2022	179

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.4	Joint arrangements

Under IFRS 11 ‘Joint Arrangements’ investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 2.12.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors that makes strategic decisions.

180	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.6	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The consolidated financial statements are presented in RMB, which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in the statement of profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges.

2.7	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Items may be produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management. The proceeds from selling any such items and the related costs are recognised in profit or loss.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of profit or loss during the financial period in which they are incurred.

Annual Report 2022	181

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.7	Property, plant and equipment (continued)

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

– Buildings	12 to 40 years
– Plant and machinery	5 to 20 years
– Vehicles and other equipment	4 to 20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.12 (b)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other gains – net in the statement of profit or loss.

2.8	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction. Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

182	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.9	Investment properties

Investment properties are properties which are owned either to earn rental income and/or for capital appreciation.

Investment properties are stated in the statement of financial position at cost less accumulated depreciation and impairment losses (note 2.12(b)). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful lives of the Group’s investment properties are 30-40 years.

2.10	Other non-current assets

Other non-current assets mainly represent intangible assets and long-term prepaid expense, which are amortized on a straight-line basis over the following periods:

Intangible assets – patents	2 to 28 years
Long-term prepaid expense – catalyst	1.5 to 10 years
Long-term prepaid expense – leasehold improvement	3 to 27 years

2.11	Other investments in debt and equity securities

The Group’s policies for investments in debt and equity securities, other than investments in subsidiaries, associates and joint ventures, are set out below.

Investments in debt and equity securities are recognized/derecognized on the date the Group commits to purchase/sell the investment. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at fair value through profit or loss (FVPL) for which transaction costs are recognized directly in profit or loss. For an explanation of how the Group determines fair value of financial instruments, see note 3.3. These investments are subsequently accounted for as follows, depending on their classification.

Annual Report 2022	183

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.11	Other investments in debt and equity securities (continued)

(a)	Investments other than equity investments

Non-equity investments held by the Group are classified into one of the following measurement categories:

•

amortized cost, if the investment is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the investment is calculated using the effective interest method (see note 2.27).

•

fair value through other comprehensive income (FVOCI) - recycling, if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognized in other comprehensive income, except for the recognition in profit or loss of expected credit losses, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognized, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

•

fair value through profit or loss (FVPL) if the investment does not meet the criteria for being measured at amortized cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognized in profit or loss.

(b)	Equity investments

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognized in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognized in profit or loss as other income in accordance with the policy set out in note 2.28.

184	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets

(a)	Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit losses (ECLs) on the following items:

•	financial assets measured at amortized cost (including cash and cash equivalents, time deposits with banks, trade receivables and other receivables); and

•	debt securities measured at FVOCI (recycling);

Other financial assets measured at fair value, including equity securities designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

•	fixed-rate financial assets, trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

•	variable-rate financial assets: current effective interest rate.

Annual Report 2022	185

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(a)	Credit losses from financial instruments (continued)

Measurement of ECLs (continued)

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

186	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(a)	Credit losses from financial instruments (continued)

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition.

In making this reassessment, the Group considers that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or (ii) the financial asset is 90 days past due.

The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

Annual Report 2022	187

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(a)	Credit losses from financial instruments (continued)

Significant increases in credit risk (continued)

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt securities that are measured at FVOCI (recycling), for which the loss allowance is recognized in other comprehensive income and accumulated in the fair value reserve (recycling).

Basis of calculation of interest income

Interest income recognized in accordance with note 2.27 is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or past due event;

•	it is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.

188	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(a)	Credit losses from financial instruments (continued)

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(b)	Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	right-of-use assets;

•	investment properties;

•	construction in progress

•	other non-current assets; and

•	investments in subsidiaries, associates and joint ventures in the Company’s statement of financial position.

Annual Report 2022	189

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(b)	Impairment of other non-current assets (continued)

At the end of each reporting period, if any indication of impairment exists, the Company estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses.

•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). A portion of the carrying amount of a corporate asset (for example, head office building) is allocated to an individual cash-generating unit if the allocation can be done on a reasonable and consistent basis, or to the smallest group of cash-generating units if otherwise.

•	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

•	Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years.

Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

190	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.12	Credit losses and impairment of assets (continued)

(c)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2.12(a) and (b)).

2.13	Derivative and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in note 3.1(a). Movements in the hedging reserve in shareholders’ equity are shown in note 32. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

Annual Report 2022	191

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.13	Derivative and hedging activities (continued)

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in the statement of profit or loss, within Other gains - net.

When swap contracts are used to hedge forecast transactions the Group may designate the full change in fair value of the swap contract as the hedging instrument. The gains or losses relating to the effective portion of the change in fair value of the entire swap contract are recognized in the cash flow hedge reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects the statement of profit or loss as follows:

Where the hedged item subsequently results in the recognition of a non-financial asset (such as inventory), the deferred hedging gains and losses are included within the initial cost of the asset. The deferred amounts are ultimately recognized in the statement of profit or loss as the hedged item affects profit or loss (for example through cost of sales).

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to Other gains - net.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the statement of profit or loss and are included in Other gains - net.

192	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.14	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. The net realizable value is determined based on the estimated selling price in the ordinary course of business less the estimated costs to completion, and other costs necessary to make the sale.

2.15	Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see note 2.26). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see note 2.16).

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see note 2.27).

2.16	Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

Trade receivables that do not contain a significant financing component are initially measured at their transaction price.

Receivables are subsequently stated at amortized cost using the effective interest method less allowance for credit losses (see note 2.12(a)).

Annual Report 2022	193

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.17	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are presented within borrowings in current liabilities in the statement of financial position. Cash and cash equivalents are assessed for expected credit losses (ECL) in accordance with the policy set out in note 2.12(a).

2.18	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.19	Safety production fund

Under China’s law and regulation, the Group is required to accrue safety production fund at a certain percentage of the sales of dangerous goods. The fund is earmarked for improving the safety of production. The fund is accrued from retained earnings to other reserves and converted back to retained earnings when used.

2.20	Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables generally are financial liabilities and are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

194	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.21	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of profit or loss over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.22	Borrowings costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

2.23	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company’s subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Annual Report 2022	195

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.23	Current and deferred income tax (continued)

(b)	Deferred income tax

Inside basis differences

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognized.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

196	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.23	Current and deferred income tax (continued)

(c)	Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.24	Employee benefits

(a)	Short-term employee benefits

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(b)	Pension obligations

The PRC employees of the Group are covered by various PRC government-sponsored defined-contribution pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these employees when they retire. The Group contributes on a monthly basis to these pension plans for the employees which are determined at a certain percentage of their salaries. Under these plans, the Group has no obligation for post-retirement benefits beyond the contribution made. Contributions to these plans are expensed as incurred and contributions paid to the defined contribution pension plans for a staff are not available to reduce the Group’s future obligations to such defined-contribution pension plans even if the staff leaves the Group.

(c)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

Annual Report 2022	197

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.25	Provisions and contingent liabilities

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2.26	Revenue recognition

(a)	Sales of petroleum and chemical products

The Group manufactures and sells petroleum and chemical products. Sales are recognized when control of the products has transferred, being when the products are delivered to or accepted by the customer. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, or the Group has objective evidence that all criteria for acceptance have been satisfied. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognized as revenue when a customer obtains control over the relevant goods.

Revenue excludes value added tax and is after deduction of any estimated trade discounts.

The Group has elected to apply the practical expedient that contract costs incurred related to contracts with an amortization period of less than one year have been expensed as incurred. The Group also applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

198	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.26	Revenue recognition (continued)

(b)	Overseas shipping services

The Group arranges overseas shipping services for the customer and revenue is recognized over time and based on the actual shipping service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the actual passages of time (days) relative to the total expected shipping days.

2.27	Interest income

Interest income from financial assets at FVPL is included in Other gains - net, see note 8 below. Interest income on financial assets at amortized cost and financial assets at FVOCI calculated using the effective interest method is recognized in the consolidated statement of profit or loss as part of other income.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

Interest income is presented as Finance income where it is earned from financial assets that are held for cash management purposes, see note 9 below.

2.28	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.29	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the statement of profit or loss over the useful life of the asset by way of reduced depreciation expense.

Annual Report 2022	199

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.30	Leases

The Group leases various land, buildings, equipment, vehicles and others. Rental contracts of buildings, equipment, vehicles and others are typically made for fixed periods of 1 to 30 years. Rental contracts of land use rights are typically made for fixed periods of 30 to 50 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,

•	amounts expected to be payable by the Group under residual value guarantees,

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

200	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.30	Leases (continued)

To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and

•	makes adjustments specific to the lease, e.g., term, country, currency and security.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight - line basis, as follows:

Land use rights	20 – 50 years
Buildings	2 – 8 years
Equipment	2 – 3 years
Others	2 – 4 years

Annual Report 2022	201

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.30	Leases (continued)

Payments associated with short-term leases of equipment and vehicles are recognized on a straight-line basis as an expense in the statement of profit or loss. Short-term leases are leases with a lease term of 12 months or less. A single discount rate was applied to the portfolio of the leases with reasonably similar characteristics.

Lease income from operating leases where the Group is a lessor is recognized as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

2.31	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.32	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Research and development costs are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other research and development expenditures that do not meet these criteria are recognized as an expense as incurred. Research and development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

202	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

2	Significant accounting policies (continued)

2.33	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(iv)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(v)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(vi)	Both entities are joint ventures of the same third party.

(vii)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(viii)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(ix)	The entity is controlled or jointly controlled by a person identified in (i).

(x)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(xi)	The entity, or any member of a Group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2.34	Rounding of amounts

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

Annual Report 2022	203

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management

3.1	Financial risk factors

The Group’s activities exposed it to a variety of financial risks: market risk (including foreign exchange risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management programmer focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item.

(a)	Derivatives

The Group has the following derivative financial instruments in the following line items in the consolidated statement of financial position:

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Current derivative financial instrument assets
Commodity swaps contracts applied hedge accounting	—	48,614
Commodity swaps contracts at fair value through profit or loss	—	32,791

Total derivative financial assets	—	81,405

Current derivative financial instrument liabilities
Commodity swaps contracts at fair value through profit or loss	—	(23,804)

Total derivative financial liabilities	—	(23,804)

204	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Derivatives (continued)

(i)	Classification of derivatives

Derivatives are only used for economic hedging purposes and not as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period.

The Group’s accounting policy for its cash flow hedges is set out in note 2.13.

(ii)	Fair value measurement

For information about the methods and assumptions used in determining the fair value of derivatives refer to note 3.3.

(iii)	Hedging reserves

The following table provides a reconciliation of the hedging reserve in respect of commodity price risk and shows the effectiveness of the hedging relationships:

	Pre-tax amount	Tax effect	Post-tax amount
	RMB’000	RMB’000	RMB’000
Balance at 1 January 2022	48,613	(12,153)	36,460
Effective portion of the cash flow hedge recognized in other comprehensive income	375,701	(93,925)	281,776
Amounts reclassified to profit or loss	(107,009)	26,752	(80,257)
Reclassified to inventory	(317,305)	79,326	(237,979)

Balance at 31 December 2022	—	—	—

Annual Report 2022	205

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Derivatives (continued)

(iv)	Amounts recognized in the consolidated statement of profit or loss

In addition to the amounts disclosed in the reconciliation of hedging reserves above, the following amounts were recognized in the consolidated statement of profit or loss in relation to derivatives:

	2022 RMB’000	2021 RMB’000
Net (losses)/gains on commodity swaps contracts not qualifying as hedges included in other (losses)/gains – net	(35,434)	18,997
Net gains on foreign exchange forward contracts not qualifying as hedges included in other (losses)/gains – net	7,583	—
Net losses on foreign exchange option contracts not qualifying as hedges included in other (losses)/gains – net	—	(151)

Total	(27,851)	18,846

Hedge effectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments, to ensure that an economic relationship exists between the hedged item and hedging instrument.

The Group enters into commodity swaps contracts that have similar critical terms as the hedged item, such as reference rate, payment dates, transaction price, oil variety and oil quantity.

Hedge ineffectiveness for commodity swaps contracts may occur due to the changes in the timing of the hedged transactions. There was no recognized ineffectiveness during the year ended 31 December 2022 in relation to the commodity swaps.

As at 31 December 2022, the Group did not have commodity contracts of oil designed as qualified cash flow hedges. As at 31 December 2021, the Group had certain commodity contracts of crude oil designed as qualified cash flow hedges, which will be matured over the next 10 months. The fair value of such cash flow hedges is RMB48,614 thousand recognized as derivative financial assets in the consolidated statement of financial position.

206	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless, the Group is exposed to foreign exchange risk arising from the recognized assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimize the foreign exchange risk. For the year ended 31 December 2022 and 31 December 2021, the Group used foreign exchange forward contracts and foreign exchange option contracts to mitigate its exposure to foreign exchange risk respect to US dollar.

As at 31 December 2022, there were no foreign exchange forward contract and foreign exchange option contract that had not been matured (31 December 2021: Nil).

As at 31 December 2022, if US dollar and HK dollar had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net loss for the year ended 31 December 2022 would decrease/increase by RMB1,751 thousand (31 December 2021: net profit would decrease/increase by RMB2,292 thousand) before considering the impact of forward and option contracts as a result of foreign exchange gains/losses which is mainly resulted from the translation of US dollar denominated trade receivables and payables.

The aggregate net foreign exchange gains/(losses) recognized in the consolidated statement of profit or loss were:

	2022 RMB’000	2021 RMB’000
Net foreign exchange gains/(losses) included in other (losses)/gains – net (note 8)	21,969	(1,861)

Annual Report 2022	207

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from interest-bearing borrowings and short-term bonds. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions.

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. For the years ended 31 December 2022 and 31 December 2021, the Group did not enter into any interest rate swap agreements.

208	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk (continued)

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was as follows.

	2022	2021
	RMB’000	RMB’000
Fixed rate:
Time deposits with maturity less than one year	3,000,000	7,350,000
Time deposits with maturity more than one year	3,300,000	5,500,000
Borrowings	(1,550,000)	(1,500,000)
Lease liabilities	(16,251)	(4,613)

	4,733,749	11,345,387

Variable rate:
Cash and cash equivalents	889,413	5,112,010
Borrowings	(700,000)	(759,800)

	189,413	4,352,210

As at 31 December 2022, if interest rates on the floating rate financial instruments had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net loss would have decreased/increased by approximately RMB730 thousand (2021: RMB16,252 thousand increased/decreased in net profit), mainly as a result of higher/lower interest on floating rate cash and cash equivalents.

Annual Report 2022	209

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Market risk (continued)

(iii)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by the government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The fluctuations in prices of crude oil, refined oil products and intermediate petrochemicals and petroleum products could have significant impact on the Group. The Group uses commodity swaps contracts to manage a portion of this risk.

As at 31 December 2022, the Group had no unexpired commodity contracts of crude oil and refined oil designated as qualified cash flow hedges. As at 31 December 2021, the Group had certain unexpired commodity contracts of crude oil and refined oil designated as qualified cash flow hedges balances of which have been disclosed in note 3.1 (a).

(c)	Credit risk

(i)	Risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk is managed on group basis. It mainly arises from cash and cash equivalents, time deposits with banks, bills receivable, derivative financial assets, trade receivables measured at amortized cost and FVOCI, other receivables etc.

The Group expects that there is no significant credit risk associated with cash at bank (including time deposits and structured deposits), bills receivable and derivative financial assets because the counterparties are banks and financial institutions with a relatively higher credit rating, which the Group considers to represent low credit risk. Management does not expect that there will be any significant losses from non-performance by these counterparties.

210	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(i)	Risk management (continued)

In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

The Group considers the probability of default upon initial recognition of a financial asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information. Especially the following indicators are incorporated:

•	internal credit rating;

•	external credit rating (as far as available);

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtors’ ability to meet its obligations;

•	actual or expected significant changes in the operating results of the debtors;

•	significant increases in credit risk on other financial instruments of the same debtors;

•	significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements;

•	significant changes in the expected performance and behaviour of the debtors, including changes in the payment status of debtors, etc.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment.

Annual Report 2022	211

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(i)	Risk management (continued)

It has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment losses are made for irrecoverable amounts. Significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As at 31 December 2022, 95.57% and 97.65% of the total trade receivables were due from the Group’s largest customer and the five largest customers respectively within the Group (31 December 2021: 93.20% and 94.70%).

For other receivables, management makes periodic collective assessment as well as individual assessment on the recoverability of other receivables based on historical settlement records and forward-looking information. The management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivable.

(ii)	Impairment of financial assets

The Group has three types of financial assets that are subject to the expected credit loss model:

•	Trade receivables for sales of goods and from the providing services,

•	Other financial assets carried at amortized cost, and

•	Debt instruments carried at FVOCI.

While cash and cash equivalents, time deposits with banks and bills receivable are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

212	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables (including trade receivables with related parties) and financial assets at fair value through other comprehensive income.

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected credit loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2022 and 31 December 2021 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Impairment losses on trade receivables are presented as provision of impairment losses on financial assets within operating (loss)/profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Other financial assets at amortized cost

Other financial assets at amortized cost include other receivables.

As at 31 December 2022 and 31 December 2021, the internal credit rating of other receivables was all performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.

Management considered that there was no significant increase in credit risk for other receivables including receivables from related parties by taking into account of their past history of making payments when due and current ability to pay, and thus the impairment provision recognized during the period was limited to 12 months expected losses.

Annual Report 2022	213

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Other financial assets at amortized cost (continued)

The provision for loss allowance was recognized in the statement of profit or loss in provision of impairment losses on financial assets.

Trade and other receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than 120 days past due.

Impairment losses on trade and other receivables are presented as provision of impairment losses within operating (loss)/profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Debt instruments carried at FVOCI

Debt instruments carried at FVOCI include trade receivables and bills receivable with a business model which is achieved both by collecting contractual cash flows and selling of these assets. The loss allowance for debt instruments is recognized in the statement of profit or loss and reduces the fair value loss otherwise recognized in OCI.

As at 31 December 2022 and 31 December 2021, no loss allowance was provided for financial assets at FVOCI.

214	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Credit risk (continued)

(iii)	Provision of impairment losses on financial assets recognized in the consolidated statement of profit or loss

During the year, the following (losses)/recoveries were recognized in provision of impairment losses on financial assets in relation to impaired financial assets:

	2022 RMB’000	2021 RMB’000
Impairment losses
– provision in loss allowance for trade receivables	(778)	(1,354)
– provision in loss allowance for other receivables	(4,727)	(1)
Impairment losses reversed	139	—

Provision of impairment losses on financial assets	(5,366)	(1,355)

(iv)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to investments such as derivative financial instruments, which are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

Annual Report 2022	215

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(d)	Liquidity risk

Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2022, the Group had credit facilities with several PRC financial institutions which provided the Group to draw down to RMB9,200,000 thousand, within which amounted to RMB6,950,000 thousand were unused. Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management is transferred to the Group treasury. As at 31 December 2022, the Group held cash and cash equivalents of RMB889,413 thousand (31 December 2021: RMB5,112,010 thousand) (note 23), time deposits with banks - current of RMB3,108,919 thousand (31 December 2021: RMB7,386,607 thousand) (note 24) and trade receivables (including trade receivables with related parties and those carried at fair value through other comprehensive income (“FVOCI”) of RMB2,957,771 thousand (31 December 2021: RMB1,568,800 thousand), that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the consolidated statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

216	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(d)	Liquidity risk (continued)

	As at 31 December 2022
	Contractual maturities of financial liabilities					Carrying amount
	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
Non-derivatives
Borrowings	1,570,282	704,914	—	—	2,275,196	2,250,000
Lease liabilities	9,395	7,531	655	—	17,581	16,251
Bills payables	24,951	—	—	—	24,951	24,951
Trade payables	1,818,453	—	—	—	1,818,453	1,818,453
Other payables	1,083,130	—	—	—	1,083,130	1,083,130
Amounts due to related parties excluded non-financial liabilities	7,877,323	—	—	—	7,877,323	7,877,323

	12,383,534	712,445	655	—	13,096,634	13,070,108

Derivatives
Derivative financial liabilities	—	—	—	—	—	—

Annual Report 2022	217

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(d)	Liquidity risk (continued)

	As at 31 December 2021
	Contractual maturities of financial liabilities
	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years	Total	Carrying
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	amount
Non-derivatives
Borrowings	1,578,817	7,665	704,914	—	2,291,396	2,259,800
Lease liabilities	3,814	730	814	—	5,358	4,613
Bills payables	562,593	—	—	—	562,593	562,593
Trade payables	1,527,706	—	—	—	1,527,706	1,527,706
Other payables	1,003,860	—	—	—	1,003,860	1,003,860
Amounts due to related parties excluded non-financial liabilities	4,910,255	—	—	—	4,910,255	4,910,255

	9,587,045	8,395	705,728	—	10,301,168	10,268,827

Derivatives
Derivative financial liabilities	23,804	—	—	—	23,804	23,804

3.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of an adjusted net debt-to-capital ratio. For this purpose, adjusted net debt is defined as total debt (which includes interest-bearing loans and borrowings, and lease liabilities) plus unaccrued proposed dividends, less cash and cash equivalents. Adjusted capital comprises all components of equity, other than amounts recognised in equity relating to cash flow hedges, less unaccrued proposed dividends.

218	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.2	Capital management (continued)

The Group’s adjusted net debt-to-capital ratio at 31 December 2022 was as follows:

	Note	2022 RMB’000
Current liabilities:
Borrowings	26	1,550,000
Lease liabilities	15	8,738

		1,558,738
Non-current liabilities:
Borrowings	26	700,000
Lease liabilities	15	7,513

Total Debt		2,266,251
Less: Cash and cash equivalents	23	(889,413)

Adjusted net debt		1,376,838

Total equity		26,355,363
Less: Hedging reserve		—

Adjusted capital		26,355,363

Adjusted net debt-to-capital ratio		5%

As cash and cash equivalents exceed total borrowings and short-term bonds, which was resulted primarily from profitability, there was no net debt as at 31 December 2021.

Annual Report 2022	219

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.3	Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at 31 December 2022 and 2021 by the level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•

The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

		As at 31 December 2022
	Note	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Recurring fair value measurements
Financial assets
Financial assets measured at fair value through other comprehensive income
– Trade and bills receivable	25	—	582,354	—	582,354
– Equity investments	25	—	—	5,000	5,000

		—	582,354	5,000	587,354

220	Sinopec Shanghai Petrochemical Company Limited

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.3	Fair value estimation (continued)

		As at 31 December 2021
	Note	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Recurring fair value measurements
Financial assets
Financial assets measured at fair value through profit or loss
– Commodity swaps contracts	3.1(a)	—	32,791	—	32,791
Financial assets at fair value through other comprehensive income
– Trade and bills receivable	25	—	1,072,690	—	1,072,690
– Equity investments	25	—	—	5,000	5,000
– Commodity swaps contracts	3.1(a)	—	48,614	—	48,614

		—	1,154,095	5,000	1,159,095

Financial liabilities
Financial liabilities measured at fair value through profit or loss
– Commodity swaps contracts		—	23,804	—	23,804

		—	23,804	—	23,804

Amounts due to related parties - measured at fair value through profit or loss (FVPL)		—	1,388,286	—	1,388,286

Annual Report 2022	221

Notes to the Financial Statements (continued)

(Expressed in Renminbi Yuan unless otherwise indicated)

3	Financial risk management (continued)

3.3	Fair value estimation (continued)

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of commodity swaps contract is the estimated amount that the Group would receive or pay to terminate the swap at the end of the reporting period, taking into account the current interest rates and the current creditworthiness of the swap counterparties.

The fair value of trade and bills receivable is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date.

The fair value of amounts due to related parties is the estimated amount that the Group would settle the liability by returning certain quantity of crude oil at the end of the reporting period, referring to market price of the related crude oil. As at 31 December 2022, if market price of crude oil had risen/fallen by 10% while all other variables had been held constant, the Group’s net loss would have increased/decreased by approximately RMB nil (2021: RMB89,787 thousand decreased/increased in net profit).

During the year ended 31 December 2022, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Financial assets and financial liabilities not measured at fair value mainly represent trade receivables, other receivables, amounts due from related parties excluded prepayments, trade payables, amounts due to related parties, other payables (except for the staff salaries and welfare payables and taxes payables), borrowings and short-term bonds. The carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

222	Sinopec Shanghai Petrochemical Company Limited